Form 10-K405, Exhibit 13
period 1995-10-29
PULASKI FURNITURE CORP
filed 1996-01-26
CIK 81112

[LOGO]

                         PULASKI FURNITURE CORPORATION

                               1995 ANNUAL REPORT


OFFICERS

BERNARD C. WAMPLER
      Chairman of the Board and
          Chief Executive Officer

JOHN G. WAMPLER
      President and Chief Operating
          Officer

IRA S. CRAWFORD
      Vice President-
          Administration; Secretary

RANDOLPH V. CHRISLEY
      Vice President-
          Sales

JAMES H. KELLY
      Vice President-
          Product Development

JASON A. GIBBS
      Treasurer, Controller and
          Assistant Secretary

JAMES W. PEELE
      Vice President-
          Manufacturing

DIRECTORS

BERNARD C. WAMPLER
      Chairman of the Board and
          Chief Executive Officer

CLIFFORD A. CUTCHINS, III*
      Retired Chairman of the Board of
          Sovran Financial Corporation,
          Norfolk, Va.

JOHN D. MUNFORD*
      Retired Vice Chairman of Union
          Camp Corporation, Franklin, Va.

JOHN W. STANLEY
      Retired Chairman of the Board of Blue
          Ridge Transfer Company, Inc.,
          Roanoke, Va.

JOHN G. WAMPLER
      President and Chief Operating Officer
          of Pulaski Furniture Corporation

HARRY H. WARNER*
      Financial Consultant, Lexington, Va.

HUGH V. WHITE, JR.
      Partner of Hunton & Williams-
          Attorneys, Richmond, Va.
-----------
*Member of Audit Committee

TABLE OF CONTENTS

Message to Stockholders.....................................  1
General Information ........................................  2
Selected Financial Data ....................................  3
Management's Discussion and Analysis .......................  4
Consolidated Balance Sheets.................................. 6
Consolidated Statements of Income and
    Retained Earnings........................................ 8
Consolidated Statements of Cash Flows........................ 9
Notes to Consolidated Financial Statements...................10
Report of Independent Auditors................Inside Back Cover

CORPORATE DATA

CORPORATE OFFICES
Pulaski Furniture Corporation
One Pulaski Square
P.O. Box 1371
Pulaski, Virginia 24301
(540) 980-7330

STOCK TRANSFER AGENT AND
  DIVIDEND DISBURSING AGENT
First Union National Bank
of North Carolina
Two First Union Center, M-12
Charlotte, NC 28288
(800) 829-8432

STOCK LISTING
Traded Over-The-Counter
NASDAQ Symbol-PLFC

LEGAL COUNSEL
Hunton & Williams
Richmond, Virginia

ANNUAL MEETING
The Annual Meeting of Stockholders of Pulaski Furniture Corporation will be held on Friday, February 9, 1996 at 10 a.m. at the Roanoke Airport Marriott, Roanoke, Virginia.

ADDITIONAL INFORMATION
A copy of Form 10-K, the Annual Report filed with the Securities and Exchange Commission, is available without charge to stockholders upon written request directed to the Corporation, attention Secretary.

[PHOTO GOES HERE]

This piece was selected by Home Magazine to receive a 1995 American Furniture award. The award recognizes and honors excellence and creativity in American design. The Croquet Information Center was chosen because its design so clearly responds to the demands for form and function required by today's lifestyles. The Croquet Information Center acknowledges that the kitchen is family central. This practical desk holds family files, messages, and cookbooks in one functional piece. It's sized to fit even a nook or cranny.

MESSAGE TO STOCKHOLDERS

      In Megatrends, a well-read book published in 1983, John Naisbitt encouraged us to think globally and act locally. When reflecting on 1995, and thinking about the challenges facing our industry and your Corporation, it is obvious that just thinking globally and acting locally is not enough. We must excel in both arenas. The world has gotten smaller, and it has effected major changes in our industry. Your Corporation is prepared to perform well in this new environment.

      Nineteen ninety-five was a challenging year for furniture manufacturers because of limited growth. Business for the industry as a whole increased less than 3 percent and actually saw a decline in shipped units. In addition to this challenge, consumers shopped for furniture intermittently throughout the year, which resulted in significant peaks and valleys of demand. Given this background, we are pleased to report that your Corporation outperformed the industry. Sales increased to $172,842,000 from $148,698,000 in 1994. Net Income increased to $4,475,000 compared to $3,168,000 for 1994.

      The improved performance required significant contributions from the many stakeholders of your Corporation. It started with our employees and sales representatives, at all levels of the Corporation, who worked together as a team to produce quality products and to place those products with the right retailers. It continued with our suppliers, who helped us to control inflation and to provide well-made components and appropriate services. Of course, it was all made possible by our customers, who represent the best retailers in our industry. Their vast command of market share allowed us to grow this year.

      Your Corporation worked in all 50 states, several territories, and over 30 foreign countries in 1995. We need a worldwide network of customers, employees, suppliers, and partners to meet the challenges of the future. A great deal of the Corporation's resources have been employed in recent years to help establish the right network. We are starting to reap more of the benefits of this network. Our export sales grew in 1995 and remained at 6 percent of total sales. Our import business showed another year of gains and will continue to grow as we use it to augment our domestic production and to increase our market share with American retailers.

      We divested ourselves of the Corporation's holdings in Triwood. The changes in our product line have resulted in decreased demand for this facility's product so it made sense to deploy company assets elsewhere. We sold our share of Triwood above its value on our books which resulted in a one time gain of $327,986.

      When we think about 1996, we anticipate a business climate that will be very similar to 1995. Influences such as lower interest rates and continued strong housing starts will be positive for our industry; however, high consumer debt could have a negative impact. Your Corporation will strive to make 1996 a more successful year.

      The Board of Directors increased the first quarter dividend to $.16 per share in 1996 from $.15 per share for the first quarter of 1995.

      We thank our stockholders and Board of Directors for their continued support.
                                                        Sincerely,



                                                        /s/ Bernard C. Wampler
                                                        Bernard C. Wampler
                                                        Chairman and CEO



                                                        /s/ John G. Wampler
                                                        John G. Wampler
                                                        President and COO


                               [PHOTO GOES HERE]

PULASKI FURNITURE CORPORATION AND SUBSIDIARIES

GENERAL INFORMATION

          Organized in Virginia in 1955, the Corporation manufactures and sells medium-priced wooden bedroom, dining room and occasional furniture produced in its manufacturing plants located in Pulaski, Dublin, and Martinsville, Virginia. The Corporation also has a veneer plant located in Dublin, Virginia, which produces veneer used at all manufacturing plants. The Corporation's Ridgeway Clock Company plant manufactures grandfather, mantel and wall clocks and is located in Ridgeway, Virginia. The Corporation's Craftique plant in Mebane, North Carolina produces solid mahogany bedroom, dining room and occasional furniture. The Corporation leases a building of approximately 100,000 square feet in Christianburg, Virginia to house the Corporation's upholstery operations.

          At the end of 1995 fiscal year, 2,827,882 shares of the Corporation's 10 million authorized shares of Common Stock were outstanding. In addition, the Corporation has authorized one million shares of Cumulative Preferred stock of which no shares were outstanding.

MARKET AND DIVIDEND INFORMATION

          Pulaski Furniture Corporation's stock is listed on the NASDAQ National Market System, which is the most active listing of over-the-counter quotations. During the fiscal year 1995, the Corporation believes that Wheat First Securities, Inc., of Richmond, Virginia, was the most active market-maker for the stock. The Corporation had approximately 875 stockholders of record as of October 29, 1995. The range of closing sales prices as reported by the NASDAQ and cash dividends for the last two fiscal years are listed in the following chart. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

                                           SALES PRICES OF COMMON STOCK
                           1995                    1994               DIVIDENDS
 FISCAL                                                               DECLARED
QUARTER                HIGH     LOW             HIGH    LOW         1995   1994

First...              20.50    16.00           27.00  18.625        $0.15  $0.14
Second..              21.375   17.50           26.75  22.75         $0.15  $0.14
Third...              20.00    17.00           23.50  18.00         $0.15  $0.14
Fourth..              18.50    16.00           21.00  17.50         $0.15  $0.14


                               [PHOTO GOES HERE]

Pulaski's Collector Curios are available in a variety of styles and finishes featuring mirrored backs and canister lighting that create the ultimate showcase.

SELECTED FINANCIAL DATA


                                                                  YEARS ENDED
                                OCTOBER 29,      OCTOBER 30,      OCTOBER 31,     NOVEMBER 1,      NOVEMBER 3,
                                   1995             1994             1993            1992             1991

Net Sales ..................    $172,842,105    $148,698,029    $137,650,721      $123,918,019     $120,575,933
Net Income .................       4,475,171       3,168,494       4,352,176         2,599,059        1,800,066
Earnings Per Share .........            1.56            1.10            1.53              0.91             0.63
Total Assets................     118,675,813     112,750,099      99,336,183        91,075,577       92,074,129
Long-Term Debt..............      29,354,804      31,398,173      20,357,425        22,369,346       23,878,691
Cash Dividends Per Share....            0.60            0.56            0.52              0.52             0.52
Book Value Per Share........           19.78           18.69           18.29             17.38            16.98
Net Working Capital.........      51,787,988      47,203,234      44,291,637        43,682,801       43,317,362
Current Ratio...............             2.9             3.1             3.1               3.9              4.0




QUARTERLY RESULTS OF  OPERATIONS (UNAUDITED)

          The following is a tabulation of the unaudited quarterly results of operations for the fiscal years ended October 29, 1995 and October 30, 1994. (dollars in thousands, except earnings per share).


                                    FIRST               SECOND          THIRD              FOURTH
                                   QUARTER              QUARTER        QUARTER             QUARTER            TOTAL
                                (12 WEEKS IN        (12 WEEKS IN     (12 WEEKS IN        (16 WEEKS IN     (52 WEEKS IN
                                1995 AND 1994       1995 AND 1994    1995 AND 1994       1995 AND 1994    1995 AND 1994

October 29, 1995
   Net Sales.............          $41,270             $38,989          $30,236             $62,347          $172,842
   Gross Profit..........            8,238               7,390            7,390             $10,978            33,996
   Net Income............            1,373               1,094             (602)             $2,610             4,475
   Earnings per share....             0.48                0.38            (0.21)               0.91              1.56

October 30, 1994
   Net Sales.............          $32,150             $32,901          $27,691             $55,956          $148,698
   Gross Profit..........            6,410               6,685            5,085               9,121            27,301
   Net Income............            1,125(1)              877              319                 847             3,168(1)
   Earnings per share....             0.39(1)             0.30             0.11                0.30              1.10(1)



(1) Net income includes the cumulative effect of accounting change for income taxes. The cumulative effect of the accounting change increased net income by $396,092 or $0.14 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

1995 COMPARED TO 1994

      The improvement in earnings from 1994 to 1995 and particularly the fourth quarter of 1995 was primarily attributable to the increase in sales, and to the lower cost of products sold as a percentage of sales.

      Net sales increased 16.2% or $24,144,076 from 1994 to 1995. The Corporation shipped approximately 29% more units in 1995 at an average unit price of approximately 7.5% less. The large increase in units shipped and the lower unit price was attributable primarily to products produced in the new factory. The new factory in Pulaski began operations in May, 1994, and produces occasional furniture. Export sales for fiscal 1994 and 1995 were approximately 6% of net sales.

      Cost of products sold decreased from 81.64% of net sales in fiscal 1994 to 80.33% of net sales in fiscal 1995. The percentage decreases were primarily in factory labor, factory supplies, fuel and insurance.

      There was no appreciable difference in selling, general and administrative expenses as a percentage of net sales between fiscal 1995 and fiscal 1994.

      The increase in interest expense in fiscal 1995 from fiscal 1994 reflected the increase in average outstanding debt and higher interest rates. The Corporation's average amount of outstanding indebtedness for borrowed money was $41,675,218 in fiscal 1995 and $37,919,172 in fiscal 1994. The weighted average borrowing rates for the three fiscal years of 1993, 1994 and 1995 were 5.13%, 4.77% and 6.44% respectively. The weighted averages excluding the interest rate swap costs would have been 3.26%, 3.74% and 5.94%. The interest rate swap costs increased interest expense by $439,932, $389,925 and $206,595 in 1993, 1994 and 1995 respectively.

      Net income was reduced by approximately $63,000 for fiscal 1995 and $10,000 for fiscal 1994, as a result of the Corporation's proportionate share of the losses incurred by the Triwood, Inc. joint venture. On October 6, 1995, the Corporation sold its proportionate share of the investment in Triwood, and recorded a gain of $327,986, which is included in other income.

1994 COMPARED TO 1993

      The decrease in income before cumulative effect of accounting change of $1,579,774 from 1993 to 1994 was attributed mostly to increases in manufacturing costs and selling and administrative costs, not adequately absorbed by price increases, and also attributed to start up costs of approximately $780,000 related to a new plant.

      Net sales increased 8.0% or $11,047,308 from 1993 to 1994. The Corporation shipped approximately 4% more units in 1994 at an average unit price of approximately 3.0% more. Export sales for fiscal 1993 and 1994 were approximately 6% of net sales.

      The increase in cost of products sold as a percentage of net sales in fiscal 1994 compared with fiscal 1993 was primarily due to increases in factory labor, factory supplies, and the cost of employee insurance. The increase in factory labor was caused by an overall increase in the number of employees, primarily relating to the new plant, and to rate increases.

      The increase in selling, general and administrative expenses as a percentage of net sales in fiscal 1994 from fiscal 1993, was due primarily to increases in expenses related to marketing, information systems and the cost of employee insurance. The increase in marketing expenses was caused by increased emphasis on the promotion and marketing of the Corporation's products. The increase in information systems expenses was caused primarily by improvements in the manufacturing and administrative systems.

      The increase in interest expense in fiscal 1994 from fiscal 1993 reflected the increase in average outstanding debt partially offset by lower interest rates. The Corporation's average amount of outstanding indebtedness for borrowed money was $37,919,172 in fiscal 1994 and $23,545,048 in fiscal 1993. The weighted average borrowing rates for the three fiscal years of 1992, 1993 and 1994 were 5.36%, 5.13% and 4.77% respectively. The weighted averages excluding the interest rate swap costs would have been 4.03%, 3.26% and 3.74%. The interest rate swap costs increased interest expense by $330,020, $439,932 and $389,925 in 1992, 1993 and 1994 respectively.

      The increase in miscellaneous other income reflects a gain of $691,000 from insurance proceeds related to storm damage of the contents of a finished goods warehouse.

      Net income was reduced by approximately $10,000 for fiscal 1994 and $65,000 for fiscal 1993, as a result of the Corporation's proportionate share of the losses incurred by the Triwood, Inc. joint venture.

      The cumulative effect of accounting change in 1994 was a net addition to income of $396,092, and is described in Note 7 of the Consolidated Financial Statements.

      The Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 119 "Disclosure about Derivative Financial Instruments and Fair Value". and No. 123 "Accounting for Stock-based Compensation". The Company is required to adopt these standards in fiscal years 1995 and 1996. The adoption will not have any material impact on the Company's operations or financial position.

CAPITAL RESOURCES, LIQUIDITY AND EFFECTS OF INFLATION

      Net Cash from Operating Activities for the year totaled approximately $2,080,000. Accounts receivable increased approximately $2,246,000, and inventories increased approximately $6,466,000. These increases were the primary reasons for the short-term borrowings during the year.

      The Corporation has short-term lines of credit totaling $16,000,000 with interest not to exceed prime rates. At October 29, 1995, which was approximately the middle of the Corporation's heaviest shipping season, the Corporation had $12,000,000 outstanding under these credit lines.

      Because of the available lines of credit, the strong working capital position, and its ability to generate cash through operations, the Corporation believes it has adequate liquidity to meet its short-term and long-term debt obligations, cover its capital expenditures, pay cash dividends and to continue controlled growth indefinitely. The Corporation has no plans to borrow any additional long-term debt or to sell additional equity securities.

      The Corporation uses the LIFO method of accounting for its inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reported income due to increasing costs. Under the LIFO method, the Corporation increased its inventory reserve in 1995 by approximately $1,075,000, the effect of which decreased net income by approximately $726,000 or 25 cents per share.

      The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on current cost of productive capacity being consumed. Construction of the Corporation's Dublin, Virginia plant was completed in 1973, the Martinsville plant was renovated in 1974, and the renovation and expansion of the Pulaski facilities were completed in 1986, with further expansions in 1988 and 1994. The Ridgeway division was acquired in 1985, and the Craftique division was acquired in 1988. The Accentrics division began operations in leased facilities in November 1989.

      The replacement costs for assets acquired in prior years will likely exceed the original costs of the replaced assets. However, increased costs of replacement assets will result in higher depreciation charges which will be taken into consideration in setting pricing policies. Provision for depreciation for fiscal 1995 was approximately $5,243,000.

       The Corporation's financial statements are prepared in accordance with generally accepted accounting principles using historical costs, which are not adjusted to reflect changes in purchasing power. However, use of the LIFO method of valuing inventories in the Corporation's financial statements compensates for some of the effects of inflation.

DISCUSSION-FOURTH QUARTER

      The increase in sales in the fourth quarter ended October 29, 1995, was due primarily to the increased demand for the Corporation's furniture. The increase in earnings was due primarily to the increase in sales.

      The Board of Directors at its December 8, 1995, meeting increased the dividend to 16 cents per common share payable on January 2, 1996 to stockholders of record December 15, 1995, and authorized the purchase by the Corporation of up to 200,000 shares of its common stock presently outstanding.


                               [PHOTO GOES HERE]


                                  HOME OFFICE

The new Home Office/Library Collection is targeted for the customer that is seeking unparalleled elegance, distinctive styling and functionally engineered cases to accommodate the latest computer equipment. This Armoire features file drawer, pull-out keyboard and printer shelves, bulletin board, CD and disk storage, surge protected control center and faux book doors.


                               [PHOTO GOES HERE]

Consolidated Balance Sheets


                                                                                October 29     October 30
                                                                                   1995            1994

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................................     $ 1,721,546    $ 1,088,322
  Short-term investments..................................................          14,615         64,615
  Trade receivables, less allowance of
       $1,000,000 in 1995 and 1994........................................      35,674,329     33,427,941
  Inventories:
       Finished furniture.................................................      22,936,830     18,084,326
       Furniture in process...............................................       4,422,309      4,302,708
       Lumber and purchased veneers.......................................       5,260,981      4,290,592
       Manufacturing supplies.............................................       7,788,751      7,265,510
                                                                                40,408,871     33,943,136
  Prepaid expenses........................................................         407,186        465,309
  Deferred income taxes...................................................         578,727        493,064
                                                      TOTAL CURRENT ASSETS      78,805,274     69,482,387

PROPERTY, PLANT AND EQUIPMENT:
  Land....................................................................         640,979        640,979
  Buildings...............................................................      31,179,684     30,903,196
  Machinery and equipment.................................................      49,029,973     46,896,444
  Furniture, fixtures and office equipment................................       3,510,526      3,096,041
  Vehicles................................................................         651,732        660,439
                                                                                85,012,894     82,197,099
  Less allowances for depreciation........................................      46,118,654     41,128,037
                                                                                38,894,240     41,069,062
OTHER ASSETS:
  Investment in and advances to investee company..........................                      1,235,170
  Cash surrender value of life insurance,
       less loans of $728,408 in 1995 and $625,445 in 1994................         976,299        963,480
                                                                                   976,299      2,198,650
                                                                              $118,675,813   $112,750,099


                                                              OCTOBER 29       OCTOBER 30
                                                                 1995             1994
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued expenses:
     Accounts payable.......................................  $ 9,764,380    $  8,543,642
     Wages and commissions..................................    2,213,933       2,395,963
     Payroll taxes and taxes withheld from employees........      733,928         578,601
                                                               12,712,241      11,518,206
   Notes Payable............................................    12,000,00       8,000,000
   Current portion of long-term debt........................    2,047,618       2,004,249
        Federal and state income taxes......................      257,427         756,693
                             TOTAL CURRENT LIABILITIES         27,017,286      22,279,148

DEFERRED COMPENSATION.......................................    2,268,749       1,937,923
DEFERRED INCOME TAXES.......................................    4,094,245       3,871,331
LONG-TERM DEBT..............................................   29,354,804      31,398,173
STOCKHOLDERS' EQUITY:
  Common Stock (authorized 10,000,000 shares, issued
    shares, 2,827,882 in 1995 and 2,849,159 in 1994)........    5,827,093       6,084,210
  Retained earnings.........................................   50,296,885      47,529,123
  Unamortized restricted stock..............................     (183,249)       (349,809)
  Total stockholders' equity................................   55,940,729      53,263,524

                                                             $118,675,813    $112,750,099

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS

                                                                                         Years Ended
                                                              OCTOBER 29                 OCTOBER 30          OCTOBER 31
                                                                 1995                       1994                1993
Net sales..................................................   $172,842,105              $148,698,029        $137,650,721
Cost of products sold......................................    138,845,650               121,397,370         109,369,585
                                                                33,996,455                27,300,659          28,281,136
Selling, general and administrative expenses...............     25,122,493                22,223,313          20,302,921

                                                                 8,873,962                 5,077,346           7,978,215
Other income:
        Interest...........................................         27,940                   134,866             146,570
        Miscellaneous......................................        600,559                   698,291              62,917

                                                                   628,499                   833,157             209,487
                                                                 9,502,461                 5,910,503           8,187,702

Other deductions
        Interest expense...................................      2,738,021                 1,748,330           1,296,464
        Miscellaneous......................................         68,613                    39,693              59,310
        Proportionate share of loss in investee company....         63,156                    10,078              64,752

                                                                 2,869,790                 1,798,101           1,420,526

Income before income taxes and cumulative effect
  of accounting change.....................................      6,632,671                 4,112,402            6,767,176
Income taxes...............................................      2,157,500                 1,340,000            2,415,000
Income before cumulative effect of accounting change.......      4,475,171                 2,772,402            4,352,176
Cumulative effect of accounting change.....................                                  396,092
Net income.................................................      4,475,171                 3,168,494            4,352,176
Retained earnings at beginning of year.....................     47,529,123                45,959,916           43,074,546
Cash dividends (per share: 1995-$.60
  1994 - $.56; 1993 - $.52)................................     (1,707,409)               (1,599,287)          (1,466,806)
Retained earnings at end of year...........................   $ 50,296,885              $ 47,529,123        $  45,959,916
EARNINGS PER SHARE
Income before cumulative effect of accounting change.......         $1.56                   $0.96                   $1.53
Cumulative effect of accounting change.....................                                  0.14
Net income.................................................         $1.56                   $1.10                   $1.53

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEARS ENDED
                                                                  OCTOBER 29              OCTOBER 30        OCTOBER 31
                                                                     1995                    1994              1993

OPERATING ACTIVITIES
   Net income..............................................       $  4,475,171           $  3,168,494        $4,352,176
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Provision for depreciation and amortization...........          5,242,754              4,495,436         3,724,465
     Provision for deferred income taxes...................            137,251               (196,084)         (462,000)
     Provision for deferred compensation...................            330,826                139,470           276,714
     Proportionate share of loss in investee company.......             63,156                 10,078            64,752
     Gain on sale of investee company......................           (327,986)
     Loss on sale of property, plant and equipment.........             28,370                 13,636            59,296
     Cumulative effect of accounting change................                                  (396,092)
     Changes in operating assets and liabilities:
     Increase in trade receivables.........................         (2,246,388)            (2,597,950)       (3,044,925)
             Increase in inventories.......................         (6,465,735)            (3,165,285)       (4,693,333)
             Increase (decrease) in accounts payable
                and accrued expenses.......................          1,194,035                661,436          (224,393)
             Increase (decrease) in federal income taxes
                payable....................................           (499,266)              (618,516)          540,601
             Other.........................................            148,267                (54,636)         (167,496)
                  NET CASH PROVIDED BY OPERATING ACTIVITIES          2,080,455              1,459,987           425,857
INVESTING  ACTIVITIES
   Purchases of property, plant and equipment..............         (2,950,513)            (13,554,857)      (5,036,788)
   Proceeds from sale of property, plant and equipment.....             20,772                  27,246           48,375
   Proceeds from sale of investee stock and
             collection of advances........................          1,500,000
   Purchases of investments................................                                                  (2,240,000)
   Sales of investments....................................             50,000                 142,000        2,431,200
                     NET CASH USED IN INVESTING  ACTIVITIES         (1,379,741)            (13,385,611)      (4,797,213)

FINANCING  ACTIVITIES
   Issuance of common stock................................            422,632                 590,278          716,166
   Repurchase of common stock..............................           (679,750)               (656,891)        (541,144)
   Payment of dividends....................................         (1,707,409)             (1,599,287)      (1,466,806)
   Proceeds from long-term debt............................                                 13,000,000
   Payments on long-term debt..............................         (2,000,000)             (2,001,203)      (1,500,002)
   Increase in notes payable...............................          4,000,000               1,000,000        7,000,000
   Other...................................................           (102,963)                (16,658)         (27,417)
                  NET CASH PROVIDED BY FINANCING ACTIVITIES            (67,490)             10,316,239        4,180,797
          INCREASE (DECREASE) IN CASH  AND CASH EQUIVALENTS            633,224              (1,609,385)        (190,559)
   Cash and cash equivalents at beginning of year..........          1,088,322               2,697,707        2,888,266
                   CASH AND CASH EQUIVALENTS AT END OF YEAR         $1,721,546             $ 1,088,322       $2,697,707

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

      BUSINESS: The Corporation is engaged exclusively in the production and sale of furniture products.

      FISCAL YEAR: The Corporation uses a 52-53 week year. All fiscal years presented include 52 weeks.

      PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Craftique, Inc., and Pulaski Foreign Sales Corporation, Inc. Significant intercompany accounts and transactions have been eliminated. The Corporation owned until October, 1995 a 25% interest in Triwood, Inc. which is accounted for under the equity method.

      CASH EQUIVALENTS: The Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

      INVESTMENTS: Investments, which consist principally of tax exempt bonds, are stated at cost which approximates market.

      INVENTORIES: Inventories are stated at the lower of LIFO (last-in, first-out) cost or market.

      PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation has been computed on a straight-line basis over the estimated useful lives of the related assets.

      EARNINGS PER SHARE:  Earnings per share are computed based on the weighted
average  number  of  common  and  common   equivalent   shares  (stock  options)
outstanding during each year.

      RECLASSIFICATION: Certain reclassifications were made in prior years' financial statements to conform to the 1995 presentation.

NOTE 2. INVENTORIES

Current cost of the LIFO inventories exceeded the carrying amount by approximately $14,852,000 and $13,777,000 at October 29, 1995 and October 30, 1994, respectively.

NOTE 3. FINANCING  ARRANGEMENTS  AND COMMITMENTS

Long-term debt consists of the following:


                                                    OCTOBER 29      OCTOBER 30
                                                       1995            1994
Industrial Development Revenue Notes,
      due in installments of $5,000,000
      in 2004 and 2009..............                 $10,000,000    $10,000,000
Notes payable under revolving credit facility          9,000,000      9,000,000
Notes payable to bank, due in quarterly
      installments of $428,572 beginning
      December, 1995 through December, 2002           12,000,000     13,000,000
Notes payable to banks, due in varying
      quarterly installments through
      October, 2000.................                     402,422      1,245,268
Notes payable  at 3% interest to the Town of
      Pulaski, Virginia, due in quarterly
      installments through April 30, 1995                               157,154
                                                      31,402,422     33,402,422
Less current maturities.............                   2,047,618      2,004,249
                                                     $29,354,804    $31,398,173

      Future maturities of long-term debt at October 29, 1995 are as follows:


      1996.....................................                     $ 2,047,618
      1997.....................................                      10,783,375*
      1998.....................................                       1,714,286
      1999.....................................                       1,714,286
      2000.....................................                       1,714,286
      2001 and thereafter......................                      13,428,571
                                                                    $31,402,422

      * Of this amount, $9,000,000 is extended automatically unless the bank providing the revolving credit facility gives notice of termination as described below.

      The Industrial Development Revenue Notes, which may be called prior to maturity, bear interest at tax-exempt market rates. Interest cost (including related letter of credit and servicing fees) averaged 4.78% during 1995. At the option of the Corporation, or if called prior to maturity, the notes may be placed with a bank under a letter of credit arrangement. In this event, the notes would bear interest at two-thirds of the prime rate.

      The Corporation has a note and revolving credit agreement with a bank which provides for $10 million in notes supported by a revolving credit facility. The notes bear interest at current market rates (averaged 6.04% in 1995) and are renewable on an annual basis subject to minimum annual reductions of long term debt. The agreement requires annual commitment fees of one quarter of one percent of the total amount of the revolving credit facility. At the option of the bank, the revolving credit facility may be terminated on February 28 of any year if the bank gives notice of termination not later than 60 days before March 1 of the preceding year.

      The Corporation has a term loan agreement with a bank that had an outstanding amount of $12 million at October 29, 1995. The note bears interest at a variable rate not to exceed LIBOR plus 3/8% (averaged 6.36% in 1995). The agreement requires annual commitment fees of one eighth of one percent of the unused commitment.

      Notes payable to banks bear interest at variable rates not to exceed the London Interbank Offered Rate (LIBOR) plus five-eighths of one percent.
The average interest rate for the year was 6.92%.

      To manage the interest rate exposure under its long-term obligations, the Corporation has entered into a swap agreement with a major financial institution in the notional amount of $8 million. Under the terms of the agreement, the Corporation makes payments at a fixed rate (8.87%) and receives payments at variable rates based on LIBOR, the net of which is included as an adjustment to interest expense. The weighted average variable rate received by the Corporation was 2.58%, 4.00%, and 3.37% for 1995, 1994 and 1993, respectively. The increase to interest expense totaled $206,595, $389,925 and $439,932 for 1995, 1994 and
1993, respectively.

      The agreements contain various conditions which provide, among other things, restrictions relating to the maintenance of working capital, payment of dividends and additional indebtedness. The Corporation was in compliance with these conditions at October 29, 1995. At October 29, 1995, retained earnings available for payment of dividends amounted to approximately $21,934,000.

      Under short term line of credit arrangements, the Corporation may borrow up to $16 million at October 29, 1995 which would bear interest at rates not to exceed the prime rate. At October 29, 1995, the Corporation had $12 million outstanding under these arrangements.

      In connection with the purchase of inventory from foreign suppliers, the Corporation has available letters of credit of approximately $11 million, with $8.1 million outstanding at October 29, 1995.

      Interest paid in 1995, 1994, and 1993 was $2,715,441, $1,691,686, and
$1,316,104, respectively. Of these amounts, $104,399 was capitalized during 1994.

NOTE  4. COMMON STOCK

      Changes in Common Stock for the two years in the period ended 1995 were as follows:

                                                             COMMON STOCK
                                                          SHARES      AMOUNT
BALANCE AT OCTOBER 31, 1993.......................      2,814,776   $5,645,373
      Shares issued under Salaried Employee
        Stock Purchase Plan.......................         20,914      388,163
      Common Stock acquired and retired...........        (27,331)    (656,891)
      Shares issued under Stock Incentive
        Plan for Non-Employee Directors...........            800       20,800
      Shares issued under Stock Incentive Plan....         12,500      181,315
      Restricted shares issued under Stock
        Incentive Plan............................         27,500      505,450
BALANCE AT OCTOBER 30, 1994.......................      2,849,159   $6,084,210
      Shares issued under Salaried
        Employee Stock Purchase Plan..............         19,923      405,632
      Common Stock acquired and retired...........        (42,000)    (679,750)
      Shares issued under Stock Incentive Plan
        for Non-Employee Directors................            800       17,000
BALANCE AT OCTOBER 29, 1995.......................      2,827,882   $5,827,092

      In 1988, as part of a shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock.

      Each right entitles its holder to buy one one-hundredth of a share of the Corporation's Series A Cumulative Preferred Stock at an exercise price currently in excess of market value. The rights will become exercisable only if a person or group acquires or obtains the right to acquire, 20% or more of the Corporation's common stock (an "Acquiring Person") or commences a tender offer that would result in the offeror owning 30% or more of the Corporation's outstanding common stock ("Triggering Events"). If an Acquiring Person acquires 30% or more of the Corporation's common stock or engages in certain other transactions with the Corporation, each right will entitle the holder, other than an Acquiring Person, to acquire the Corporation's Series A Preferred Stock or, at the option of the Corporation, other securities or property, having a value equal to twice the right's exercise price. Likewise, if the Corporation is acquired in a merger or other business combination, or the Corporation sells more than 50% of its earnings power or assets, each right will entitle the holder, other than an Acquiring Person, to purchase securities of the acquiring entity with a market value equal to twice the right's exercise price. The rights expire December 15, 1997, and are subject to redemption at the discretion of the Corporation's Board of Directors at a price of $0.01 per right within 10 days following the occurrence of a Triggering Event, subject to extension of the period by the Board of Directors. The Corporation has authorized one million shares of cumulative preferred stock, of which 500,000 shares have been designated as Series A Cumulative Preferred Stock reserved for issuance upon exercise of such rights.

NOTE 5. STOCK PURCHASE AND INCENTIVE PLANS

      The Salaried Employees Stock Purchase Plan provides for the sale of Common Stock annually based on payroll deductions of up to 8% of employee compensation at a price equal to 70.7% of market price on the date of purchase. Compensation expense recognized in 1995, 1994, and 1993 related to the Plan was $179,003, $171,554, and $164,075, respectively. At October 29, 1995, 25,297 shares are to be issued pursuant to the Plan's provisions, after which there will remain 36,166 shares available for purchase in the future.

      Under the Stock Incentive Plan, as amended in 1989, key employees were granted options to purchase Common Stock at a price determined by a committee appointed by the Board of Directors or determined pursuant to a formula approved by the committee. The committee was also able to grant stock appreciation rights
(SARs) in relation to the grants of stock options. The stock options and SARs expire ten years after the date of grant.

      At October 29, 1995, outstanding options and SARs under the Stock Incentive Plan were as follows:

                              NUMBER OF SHARES          OPTION PRICE OR
      DATE                     AND SARS UNDER       FAIR MARKET VALUE AT GRANT
     GRANTED                       OPTION                   PER SHARE

December 6, 1986.......             5,000                     18.75
December 3, 1987.......             5,000                     15.00
December 8, 1988.......            22,500                     17.375
December 8, 1989.......            22,500                     18.75
December 7, 1990.......            22,500                     16.125
December 6, 1991.......            20,000                     14.75

      All shares under option at October 29, 1995 are exercisable. All shares issued upon exercise of options during the three years ended October 29, 1995 related to options granted between December 5, 1985 and December 6, 1991.

      The Stock Incentive Plan, as amended in 1991, permits the committee of the Board of Directors to make awards of the Corporation's common stock upon such terms and conditions as may be established by the committee. Restrictions on shares issued under the plan lapse at the rate of 20% of the stock per year. Upon issuance of restricted stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to stockholders' equity and subsequently amortized on the ratable vesting period method. Amortization of $166,560 and $291,321 was recorded in fiscal 1995 and 1994 respectively. At October 29, 1995, there were 156,000 shares available for future issuance.

      In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which established accounting and reporting standards for stock-based employee compensation plans. The new standard encourages companies to adopt a fair value method of accounting for an employee stock compensation plan. However, it also allows companies to continue to measure compensation cost using the intrinsic value based method prescribed by APB Opinion No. 25 so long as certain pro forma disclosures are made in the footnotes. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995, the Corporation's 1997 fiscal year. The Corporation has not determined the method it will use, and the precise future effect of these rules on the Corporation's reported operating results will depend upon the method adopted.


NOTE 6. PENSION PLAN

      The Corporation has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest five year average compensation. The Corporation's funding policy is to contribute annually the amount required to fund current service cost plus an amortization of prior service cost and actuarial gains and losses over approximately 30 years to the extent such amounts are currently deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

      The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets:

                                                      OCTOBER 29    OCTOBER 30
                                                          1995         1994
Actuarial present value of benefit obligation:
      Accumulated benefit obligation, including
      vested benefits of $8,689,660 and
      $7,947,566 in 1995 and 1994, respectively.       $ 8,852,453  $ 8,093,025
Projected benefit obligation for service
      rendered to date..............                   $11,964,876  $11,069,551
Plan assets at fair value...........                    11,801,453    9,884,534
Projected benefit obligation (greater) than
      plan assets...................                      (163,423)  (1,185,017)
Unrecognized net loss from past experience
      different from that assumed...                       190,308    1,388,507
Unrecognized net asset at
      November 2, 1987..............                      (350,639)    (400,730)
Net pension liability recognized
      in balance sheet..............                     $(323,754) $  (197,240)

Net pension cost included the following components:

                                      1995        1994         1993
Service cost.................... $  513,188   $ 458,138   $  395,793
Interest cost on projected
      benefit obligation........    814,413     690,469      629,933
Actual gain on plan assets...... (1,948,326)    (86,444)    (737,221)
Net amortization and deferral...  1,104,832    (699,131)      16,067
Net periodic pension cost....... $  484,107   $ 363,032   $  304,572

      Assumptions used in accounting for the pension plan were:

                                                   1995      1994        1993

Weighted average discount rate................     7.50%     7.50%       7.50%
Rate of increase in compensation level.......      6.0%      6.0%        6.0%
Expected long term rate of return on assets..      8.0%      8.0%        8.0%

      Approximately 99.7% of plan assets at October 29, 1995 are invested in listed stocks and bonds, and the remaining plan assets are held in interest bearing investments, primarily a common trust fund.

      The Corporation also sponsors an unfunded Supplemental Executive Retirement Program (SERP), which is a nonqualified plan that provides additional retirement benefits to certain key employees. Pension expense recognized in 1995, 1994 and 1993 related to the SERP was $305,652, $247,173 and $321,563, respectively. At October 29, 1995, the projected benefit obligation for this plan totaled $2,438,763, of which an unrecognized net obligation of $67,411 and unamortized prior service cost of $380,106 are subject to later amortization. The remaining $1,991,246 is an additional pension liability recognized in the balance sheet at October 29, 1995.

NOTE 7. INCOME TAXES

          Effective November 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS 109, income tax expense was determined using the deferred method. Deferred tax expense was based on the items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

          As permitted by SFAS 109, the Corporation has elected not to restate the financial statements of any prior years. The cumulative effect of the change increased net income for 1994 by $396,092 (or $.14 per share).

          The provisions for income taxes consisted of the following:

                                                                  DEFERRED
                                            LIABILITY METHOD       METHOD
                                            1995         1994       1993
Current:
      Federal..........                 $1,871,828   $1,495,441  $2,741,186
      Tax credits......                    (86,583)     (97,467)   (144,186)
                                         1,785,245    1,397,974   2,597,000
State..................                    235,004      138,110     280,000
                                         2,020,249    1,536,084   2,877,000
Deferred:
      Federal..........                    108,755     (175,974)   (409,369)
      State............                     28,496      (20,110)    (52,631)
                                           137,251     (196,084)   (462,000)
                                        $2,157,500   $1,340,000  $2,415,000

      The total provision for income taxes varied from the U.S. federal statutory rate for the following reasons:

                                              1995       1994       1993
Statutory federal income tax rate...          34.0%      34.0%      34.0%
Tax credits.........................          (1.3)      (1.6)      (1.4)
State income tax, net of federal tax benefit   2.6        1.9        2.2
Change in valuation allowance.......          (3.8)
Other...............................           1.0       (1.7)        .9
Effective tax rate..................          32.5%      32.6%      35.7%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

                                                    OCTOBER 29,    OCTOBER 30,
                                                       1995          1994
Deferred tax liabilities:
      Depreciation...............................  $(4,914,903)   $(4,584,441)
      Inventory valuation........................      (15,103)       (31,487)
         Total deferred tax liabilities..........   (4,930,006)    (4,615,928)

                                       12

Deferred tax assets:
      Deferred compensation.........                   835,761        744,597
      Receivable allowance..........                   368,380        368,380
      Investment and advances to investee company..                   250,442
      Net operating loss carryforwards.............    132,522        166,944
      Other........................................    210,347        124,684
      Total deferred tax assets....................  1,547,010      1,655,047
      Valuation allowance for deferred tax assets..   (132,522)      (417,386)
      Net deferred tax assets......................  1,414,488      1,237,661
      Net deferred liabilities.....................$(3,515,518)   $(3,378,267)
      Deferred tax liability.......................$(4,094,245)   $(3,871,331)
      Deferred tax assets..........................    578,727        493,064
      Net deferred tax liability...................$(3,515,518)   $(3,378,267)


      The valuation allowance was reduced in 1995 by $250,442 as a result of the collection of advances to and sale of investment in the investee company.

      At October 29, 1995, the Corporation has net operating tax loss carryforwards of approximately $2,600,000 for state income tax purposes that expire in years 1996 through 2000.

      Deferred income taxes result from timing differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of these differences and the net tax provisions for the year ended October 31, 1993 are:
                                             DEFERRED METHOD
                                                   1993
Depreciation........................          $  (311,126)
Pension Expense.....................               40,058
Deferred Compensation...............             (167,789)
Other...............................              (23,143)
                                              $  (462,000)

      The Corporation made income tax payments of $2,520,000, $2,155,000, and $2,324,000, in 1995, 1994, and 1993, respectively.

NOTE 8. CONCENTRATION OF CREDIT RISK

      Pulaski Furniture manufactures medium-priced bedroom, dining room and occasional furniture for a variety of customers in the retail furniture industry. Ridgeway Clock manufactures grandfather, mantel and wall clocks. Craftique produces solid mahogany bedroom, dining room and occasional furniture. Substantially all of the Corporation's accounts receivable are due from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral.

NOTE 9. OTHER INCOME

      Other income for 1995 includes a gain of $327,986 for the sale of the Corporation's investment in the investee company on October 6, 1995.

      In August, 1994, the contents of one of the Corporation's finished goods warehouses was damaged by a storm. The Corporation has received insurance proceeds equal to the wholesale value of the inventory destroyed. Accordingly, a gain of $691,000 on the insurance settlement is included in other income on the 1994 Consolidated Statements of Income.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

Board of Directors and Stockholders
Pulaski Furniture Corporation

      We have audited the accompanying consolidated balance sheets of Pulaski Furniture Corporation and Subsidiaries as of October 29, 1995 and October 30, 1994, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended October 29, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Furniture Corporation and Subsidiaries at October 29, 1995 and October 30, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 29, 1995 in conformity with generally accepted accounting principles.

      As discussed in Note 7 to the financial statements, effective November 1, 1993, the Corporation changed its method of accounting for income taxes.

                                                        /s/ Ernest & Young LLP
                                                            Ernest & Young LLP

Winston-Salem, North Carolina
November 22, 1995

                              [Inside Back Cover]


                                 [PULASKI LOGO]


                               [ACCENTRICS LOGO]


                                [CRAFTIQUE LOGO]


                                [RIDGEWAY LOGO]


PLANTS LOCATED AT PULASKI, MARTINSVILLE, DUBLIN, RIDGEWAY AND CHRISTIANSBURG, VIRGINIA AND MEBANE, NORTH CAROLINA


                                    [PHOTO]


Ridgeway's Croquet Floor Clock features a triple chime movement, brass finish dial with blue moon, Croquet emblem embossed on a polished brass bob and beveled glass. Beautifully carved foliate posts accent the Newport Cherry finish.