Form 10-K405, Exhibit 13
period 1996-11-03
PULASKI FURNITURE CORP
filed 1997-01-27
CIK 81112

Exhibit 13


                                  Annual Report


Message to Stockholders

We are pleased to report a year of improvement operations in 1996. This year proved to be another year of formidable challenges to the furniture industry's ability to make a profit. Key indicators such as stable interest rates and improved strength in the housing market should have resulted in a stronger year for our industry, but consumer with a high debt load found other ways to spend their money than on big ticket items like furniture. Retail sales of furniture were soft throughout the year.

With the challenge of the marketplace, your Corporation's sales decreased from $172,842,000 in 1995 to $166,646,000 in 1996. Net income decreased from
$4,475,000 in 1995 to $4,308,000 in 1996, but 1995 included a one time gain of
$327,986 on the sale of the Corporation's holdings in Triwood, Inc. Net income from continuing operations increased 3 cents per share in 1996 versus 1995. We thank our worldwide network of customers, employees, suppliers, and partners for their dedicated work in 1996 which allowed your Corporation to achieve these results.

We understand that Pulaski Furniture must excel in the use of technology in order to meet and exceed the expectations of its customers. Information systems must provide timely and accurate data in order for management to react properly to an ever changing market. Ninety-six was a year of new directions for your Corporation's information systems. We successfully made a transition from an environment of mini-computers and proprietary, centralized programming to client server network. The new network can more readily employ software from the best providers such as Microsoft. It allows the corporation to better utilize the creativeness and ability of its employees through a network of personal computers. To this end, we complete over two thousand hours of computer training in 1996.

Sales and profits continued to grow in the import division in 1996. Offshore sourcing, particularly in Eastern Asia, will provide a larger part of our product mix. Your Corporation has developed expertise in this area and plans to fully exploit this growing opportunity in the future.

Clifford A. Cutchins, III, Retired from the Board of Directors in February after 24 years of service. His extensive knowledge of banking and sound business practices will be missed. We thank him for his many years of wise counsel.

The Board of Directors, at December 13, 1996 meeting, increased the dividend to 17 cents per share for the first quarter of 1997. The increase reflected the confidence in our operating plans for the future. Also, effective January 1, 1997, the Board elected Albert J. Kincel the Vice President/Chief Information Officer, and elected James W. Stout the Vice President of Manufacturing. They will be strong contributors to our senior management team.

It is difficult to make forecasts for 1997, but your Corporation is well positioned to take advantage of market trends. We are an innovative company that can bring best selling products to the marketplace quickly. Our products are in good niches such as the curio cabinet business, and we are able to augment domestic production with the extensive global sourcing program. We look forward to the challenge of 1997.

We thank our stockholders and Board of Directors for their continued confidence and support.

Sincerely,


/s/ Bernard C. Wampler
Chairman and CEO



/s/ John G. Wampler
President and COO

                                   [PICTURE]

General Information

Organized in Virginia in 1955, the Corporation manufactures and sells medium-priced wooden bedroom, dining room and occasional furniture produced in its manufacturing plants located in Pulaski, Dublin, and Martinsville, Virginia. The Corporation also has a veneer plant located in Dublin, Virginia, which produces veneer used at all manufacturing plants. The Corporation's Ridgeway Clock Company plant manufactures grandfather, mantel and wall clocks and is located in Ridgeway, Virginia. The Corporation's Craftique plant in Mebane, North Carolina, produces solid mahogany bedroom, dining room and occasional furniture. The Corporation also has an import division that supplements its product mix with furniture and accessories.

At the end of 1996 fiscal year, 2,783,579 shares of the Corporation's 10 million authorized shares of Common Stock were outstanding. In addition, the Corporation has authorized one million shares of Cumulative Preferred stock of which no shares were outstanding.


Market and Dividend Information

Pulaski Furniture Corporation's stock is listed on the NASDAQ National Market System, which is the most active listing of over-the-counter quotations. During the fiscal year 1996, the Corporation believes that Wheat First Securities, Inc., of Richmond, Virginia, was the most active market maker for the stock. The Corporation had approximately 900 stockholders of record as of November 3, 1996. The range of closing sales prices as reported by the NASDAQ and cash dividends for the last two fiscal years are listed in the following chart. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.


Sales Prices of Common Stock

FISCAL            1996                      DIVIDENDS
QUARTER           HIGH         LOW          DECLARED 1996

First...         $19.75       $16.00        $0.16
Second...         20.75        15.25        $0.16
Third...          19.50        15.50        $0.16
Fourth...         17.375       15.25        $0.16


FISCAL            1995                      DIVIDENDS
QUARTER           HIGH         LOW          DECLARED 1995

First...         $20.50       $16.00        $0.15
Second...         21.375       17.50        $0.15
Third...          20.00        17.00        $0.15
Fourth...         18.50        16.00        $0.15




                   [PICTURE]                       [PICTURE]


[Caption: 38214-ISLAND WORK STATION Kitchen Accents is an enticing new collection of casual furniture for the kitchen area including display/storage cabinets, bakers racks, butcher blocks, desks, shelves, wine carts, casual dining and more. Gourmet styling in assorted woods, decorative tile, metal and wicker. Shown here is an island work station featuring a slide out maple butcher block with storage, food preparations surface, and pull through drawers.]

Selected Financial Data


                                                          YEARS ENDED

                          NOVEMBER 3,      OCTOBER 29,      OCTOBER 30,     OCTOBER 31,     NOVEMBER 1,
                             1996             1995             1994            1993            1992
Net Sales                $166,646,062     $172,842,105     $148,698,029    $137,650,721    $123,918,019
Net Income                  4,308,067        4,475,171        3,168,494       4,352,176       2,599,059
Earnings Per Share               1.51             1.56             1.10            1.53            0.91
Total Assets              124,335,635      118,675,813      112,750,099      99,336,183      91,075,577
Long-Term Debt             27,851,222       29,354,804       31,398,173      20,357,425      22,369,346
Cash Dividends Per Share         0.64             0.60             0.56            0.52            0.52
Book Value Per Share            20.72            19.78            18.69           18.29           17.38
Net Working Capital        52,771,424       51,787,988       47,203,234      44,291,637      43,682,801
Current Ratio                     2.6              2.9              3.1             3.1             3.9


Quarterly Results of Operations (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the fiscal years ended November 3, 1996 and October 29, 1995. (dollars in thousands, except earnings per share).




                               First             Second              Third           Fourth           Total
                              Quarter            Quarter            Quarter          Quarter     (53 Weeks in
                           (12 Weeks in       (12 Weeks in       (12 Weeks in      (17 Weeks in   1996 and 52
                           1996 and 1995)     1996 and 1995)    1996 and 1995)      1996 and 16   Weeks 1995)
                                                                                  Weeks in 1995)
November 3, 1996
  Net sales                    $36,585           $39,905            $30,173          $59,983       $166, 646
  Gross Profit                   7,114             7,475              5,329           14,788          34,706
  Net Income                       914               724                 59            2,611           4,308
  Earnings per share              0.32              0.25               0.02             0.92            1.51

October 29, 1995
  Net sales                     $41,270          $38,989            $30,236          $62,347        $172,842
  Gross Profit                    8,238            7,390              7,390           10,978          33,996
  Net Income                      1,373            1,094               (602)           2,610           4,475
  Earnings per share               0.48             0.38              (0.21)            0.91            1.56

Management's Discussion and Analysis of Financial Condition and Results of Operation


1996 Compared to 1995

The increase in income before taxes of $106,396 from fiscal 1995 to fiscal 1996 is attributable mostly to the decrease in the cost of sales percentage and to a decrease in other deductions, specifically, interest expense and bad debt expense.

Net sales decreased 3.6% or $6,196,043 from fiscal 1995 to fiscal 1996. The Corporation shipped approximately 4% fewer units in 1996 at an average unit price of approximately 1.0% higher. Export sales for fiscal 1995 and 1996 were approximately 6% of net sales.

The decrease in cost of products sold as a percentage of net sales in fiscal 1996 compared to fiscal 1995 was primarily due to decreases in costs of materials used, factory labor, factory supplies and repairs. The decreases primarily reflect more efficient performance in the operating divisions in the 1996 fiscal year.

The increase in selling, general and administrative expenses as a percentage of net sales in fiscal 1996 from fiscal 1995, was due primarily to increases in compensation expenses, advertising and marketing expenses and the cost of employee insurance. The increase in advertising and marketing expenses was directly related to the promotion and marketing of the Corporation's products.

The decrease in interest expense in fiscal 1996 from fiscal 1995 resulted from lower average outstanding debt and lower interest rates. The Corporation's average amount of outstanding indebtedness from borrowed money was $39,077,050 in fiscal 1996 and $41,675,218 in fiscal 1995. The weighted average borrowing rates for the three fiscal years of 1994, 1995 and 1996 were 4.77%, 6.44% and 5.68% respectively. The weighted averages excluding the interest rate swap costs would have been $3.74%, 5.94% and 5.41%. The interest rate swap costs increased interest expense by $389,925, $206,595 and $103,992 in fiscal 1994, 1995 and
1996 respectively. The interest rate Conversion Agreement terminated April 15, 1996.


1995 Compared to 1994

The improvement in earnings from 1994 to 1995 and in the fourth quarter of 1995 was primarily attributed to the increase in sales, and to the lower cost of products sold as a percentage of sales.

Net sales increased 16.2% or $24,144,076 from 1994 to 1995. The Corporation shipped approximately 29% more units in 1995 at an average unit price of approximately 7.5% less. The large increase in units shipped and the lower unit price was attributable primarily to products produced in the new factory. The new factory began operations in May, 1994, and produces occasional furniture. Export sales for fiscal 1994 and 1995 were approximately 6% of net sales.

Cost of products sold decreased from 81.64% of net sales in fiscal 1994 to 80.33% of net sales in fiscal 1995. The percentage decreases were primarily in factory labor, factory supplies, fuel and insurance.

There was no appreciable difference in selling, general and administrative expenses as a percentage of net sales between fiscal 1995 and fiscal 1994.

The increase in interest expense in fiscal 1995 from fiscal 1994 reflected the increase in average outstanding debt and higher interest rates. The Corporation's average amount of outstanding indebtedness for borrowed money was $41,675,218 in fiscal 1995 and $37,919,172 in fiscal 1994. The weighted average borrowing rates for the three fiscal years of 1993, 1994, 1995 were 5.13%, 4.77% and 6.44% respectively. The weighted averages excluding the interest rate swap costs wold have been 3.26%, 3.74% and 5.94%. The interest rate swap costs increased interest expense by $439,932, $389,925 and $206,595 in 1993, 1994 and 1995 respectively.

Net income was reduced by approximately $63,000 in fiscal 1995 and $10,000 in fiscal 1994, as a result of the Corporation's proportionate share of the losses incurred by the Triwood, Inc. joint venture. On October 6, 1995, the Corporation sold its proportionate share of the investment in Triwood, and recorded a gain of $327,986, which is included in other income.

Miscellaneous other income for fiscal 1995 included a gain of $691,000 from insurance proceeds related to storm damage of the contents of a finished goods warehouse.

Capital Resources, Liquidity and Effects of Inflation

Net Cash from Operating Activities for the year totaled approximately $5,317,000. Trade receivables increased approximately $3,799,000 and Management's Discussion and Analysis of Financial Condition and Results of Operation 4 inventories increased approximately $1,370,000. These increases were the primary reasons for the additional short-term borrowings during the year.

The Corporation has short-term lines of credit totaling $16,000,000 with interest not to exceed prime rates. At November 3, 1996, which was approximately the middle of the Corporation's heaviest shipping season, the Corporation had $16,000,000 outstanding under these credit lines.

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

The Corporation uses the LIFO method of accounting for its inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reported income due to increasing costs. Under the LIFO method, the Corporation increased its inventory reserve in 1996 by approximately $202,000, the effect of which decreased net income by approximately $140,000 or 5 cents per share.

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

The replacement costs for assets acquired in prior years will likely exceed the original costs of the replaced assets. However, increased costs of replacement assets will result in higher depreciation charges which will be taken into consideration in setting pricing policies. Provision for depreciation for fiscal 1996 was approximately $5,108,000.

The Corporation's financial statements are prepared in accordance with generally accepted accounting principles using historical costs, which are not adjusted to reflect changes in purchasing power. However, use of the LIFO method of valuing inventories in the Corporation's financial statements compensates for some of the effects of inflation.


Discussion-Fourth Quarter

The decrease in sales in the fourth quarter ended November 3, 1996, was due primarily to the decreased demand for the Corporation's furniture. The higher pre-tax income was due primarily to better performance in the operating divisions in the 1996 fiscal quarter. The higher income tax was primarily the result of the expiration of the Target Jobs Tax Credits in 1996. The 1996 fiscal year contained 53 weeks, whereby the 1995 fiscal year contained 52 weeks.

The Board of Directors at its December 13, 1996, meeting declared a dividend of 17 cents per common share payable on January 2, 1997 to stockholders of record December 20, 1996, and authorized the purchase by the Corporation of up to 200,000 shares of its common stock presently outstanding.


                                   [Picture]

[Caption: 1822-DOUGLAS POSTER BED Craftique Furniture's newest collection of fine furniture, the Thomas Day Collection, features reproductions of classic mahogany pieces and designs created by free, black cabinetmaker and master mahogany craftsman Thomas Day in 19th Century North Carolina. The styling ranges from Empire to Federal, and includes selected pieces of bedroom dining room and occasional. One of the most outstanding pieces in the collection is the heirloom four-poster bed now in the home of the great grandson of Senator Stephan A. Douglas, famous for the Lincoln/Douglas debates.]

Consolidated Balance Sheets
 ................................................................................

                                                                                        NOVEMBER 3,           OCTOBER 29,
                                                                                          1996                  1995
                                                                                        ------------          ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................................................    $  2,396,850          $  1,721,546
  Short-term investments............................................................          11,015                14,615
  Trade receivables, less allowance of
     $900,000 in 1996 and $1,000,000 in 1995........................................      39,473,038            35,674,329
  Inventories:
     Finished furniture.............................................................      24,130,243            22,936,830
     Furniture in process...........................................................       4,877,427             4,422,309
     Lumber and purchased veneers...................................................       5,036,865             5,260,981
     Manufacturing supplies.........................................................       7,733,909             7,788,751
                                                                                        ------------          ------------
                                                                                          41,778,444            40,408,871
  Prepaid expenses..................................................................         654,812               407,186
  Deferred income taxes.............................................................         599,835               578,727
                                                                                        ------------          ------------
                                                                TOTAL CURRENT ASSETS      84,913,994            78,805,274
PROPERTY, PLANT AND EQUIPMENT:
  Land..............................................................................         620,287               640,979
  Buildings.........................................................................      32,485,937            31,179,684
  Machinery and equipment...........................................................      51,367,337            49,029,973
  Furniture, fixtures and office equipment..........................................       4,045,138             3,510,526
  Vehicles..........................................................................         667,804               651,732
                                                                                        ------------          ------------
                                                                                          89,186,503            85,012,894
  Less allowances for depreciation..................................................      50,846,353            46,118,654
                                                                                        ------------          ------------
                                                                                          38,340,150            38,894,240
OTHER ASSETS:
  Cash surrender value of life insurance, less loans of
     $766,100 in 1996 and $728,408 in 1995..........................................       1,081,491               976,299
                                                                                        ------------          ------------
                                                                                        $124,335,635          $118,675,813
                                                                                        ------------          ------------
                                                                                        ------------          ------------

 ................................................................................

                                                                                        NOVEMBER 3,           OCTOBER 29,
                                                                                            1996                  1995
                                                                                        ------------          ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses:
     Accounts payable...............................................................    $  9,379,508          $  9,764,380
     Wages and commissions..........................................................       2,731,462             2,213,933
     Payroll taxes and taxes withheld from employees................................         682,915               733,928
                                                                                        ------------          ------------
                                                                                          12,793,885            12,712,241
  Notes Payable.....................................................................      16,000,000            12,000,000
  Current portion of long-term debt.................................................       2,000,000             2,047,618
  Federal and state income taxes....................................................       1,348,685               257,427
                                                                                        ------------          ------------
                                                           TOTAL CURRENT LIABILITIES      32,142,570            27,017,286
DEFERRED COMPENSATION...............................................................       2,518,579             2,268,749
DEFERRED INCOME TAXES...............................................................       4,144,832             4,094,245
LONG-TERM DEBT......................................................................      27,851,222            29,354,804

STOCKHOLDERS' EQUITY:
  Common Stock (authorized 10,000,000 shares, issued shares,
     2,783,579 in 1996 and 2,827,882 in 1995).......................................       5,031,402             5,827,093
  Retained earnings.................................................................      52,804,294            50,296,885
  Unamortized restricted stock......................................................        (157,264)             (183,249)
                                                                                        ------------          ------------
  Total stockholders' equity........................................................      57,678,432            55,940,729
                                                                                        ------------          ------------

                                                                                        $124,335,635          $118,675,813
                                                                                        ------------          ------------
                                                                                        ------------          ------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Income and Retained Earnings
 ................................................................................

                                                                                       YEARS ENDED
                                                                     ------------------------------------------------
                                                                     NOVEMBER 3,       OCTOBER 29,       OCTOBER 30,
                                                                         1996              1995              1994
                                                                     ------------      ------------      ------------
Net sales........................................................    $166,646,062      $172,842,105      $148,698,029
Cost of products sold............................................     131,939,252       138,845,650       121,397,370
                                                                     ------------      ------------      ------------
                                                                       34,706,810        33,996,455        27,300,659
Selling, general and administrative expenses.....................      25,776,676        25,122,493        22,223,313
                                                                     ------------      ------------      ------------
                                                                        8,930,134         8,873,962         5,077,346
Other income:
  Interest.......................................................          36,692            27,940           134,866
  Miscellaneous..................................................         158,059           600,559           698,291
                                                                     ------------      ------------      ------------
                                                                          194,751           628,499           833,157
                                                                     ------------      ------------      ------------
                                                                        9,124,885         9,502,461         5,910,503
Other deductions:
  Interest expense...............................................       2,343,123         2,738,021         1,748,330
  Miscellaneous..................................................          42,695            68,613            39,693
  Proportionate share of loss in investee company................                            63,156            10,078
                                                                     ------------      ------------      ------------
                                                                        2,385,818         2,869,790         1,798,101
                                                                     ------------      ------------      ------------
Income before income taxes and cumulative effect
  of accounting change...........................................       6,739,067         6,632,671         4,112,402
Income taxes.....................................................       2,431,000         2,157,500         1,340,000
                                                                     ------------      ------------      ------------
Income before cumulative effect of accounting change.............       4,308,067         4,475,171         2,772,402
Cumulative effect of accounting change...........................                                             396,092
                                                                     ------------      ------------      ------------
Net income.......................................................       4,308,067         4,475,171         3,168,494
Retained earnings at beginning of year...........................      50,296,885        47,529,123        45,959,916
Cash dividends (per share: 1996-$.64
  1995-$.60; 1994-$.56)..........................................      (1,800,658)       (1,707,409)       (1,599,287)
                                                                     ------------      ------------      ------------
Retained earnings at end of year.................................    $ 52,804,294      $ 50,296,885      $ 47,529,123
                                                                     ------------      ------------      ------------
                                                                     ------------      ------------      ------------
EARNINGS PER SHARE
Income before cumulative effect of accounting change.............    $       1.51      $       1.56      $       0.96
Cumulative effect of accounting change...........................                                        $       0.14
                                                                     ------------      ------------      ------------
Net income.......................................................    $       1.51      $       1.56      $       1.10
                                                                     ------------      ------------      ------------
                                                                     ------------      ------------      ------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows
 ................................................................................

                                                                                              YEARS ENDED
                                                                              --------------------------------------------
                                                                              NOVEMBER 3,     OCTOBER 29,     OCTOBER 30,
                                                                                 1996            1995             1994
                                                                              -----------     -----------     ------------
OPERATING ACTIVITIES
  Net income...............................................................   $4,308,067      $4,475,171      $  3,168,494
  Adjustments to reconcile net income to
          net cash provided by operating activities:
     Provision for depreciation and amortization...........................    5,108,000       5,242,754         4,495,436
     Provision for deferred income taxes...................................       29,479         137,251          (196,084)
     Provision for deferred compensation...................................      249,830         330,826           139,470
     Proportionate share of loss in investee company.......................                       63,156            10,078
     Gain on sale of investee company......................................                     (327,986)
     Loss on sale of property, plant and equipment.........................        7,721          28,370            13,636
     Cumulative effect of accounting change................................                                       (396,092)
     Changes in operating assets and liabilities:
     Increase in trade receivables.........................................   (3,798,709)     (2,246,388)       (2,597,950)
     Increase in inventories...............................................   (1,369,573)     (6,465,735)       (3,165,285)
     Increase in accounts payable and accrued expenses.....................       81,644       1,194,035           661,436
     Increase (decrease) in federal income taxes payable...................    1,091,258        (499,266)         (618,516)
     Other.................................................................     (390,773)        148,267           (54,636)
                                                                              -----------     -----------     ------------
                                  NET CASH PROVIDED BY OPERATING ACTIVITIES    5,316,944       2,080,455         1,459,987
INVESTING ACTIVITIES
  Purchases of property, plant and equipment...............................   (4,215,586)     (2,950,513)      (13,554,857)
  Proceeds from sale of property, plant and equipment......................       14,340          20,772            27,246
  Proceeds from sale of investee stock and
     collection of advances................................................                    1,500,000
  Sale of investments......................................................        3,600          50,000           142,000
                                                                              -----------     -----------     ------------
                                      NET CASH USED IN INVESTING ACTIVITIES   (4,197,646)     (1,379,741)      (13,385,611)
FINANCING ACTIVITIES
  Issuance of common stock.................................................      440,722         422,632           590,278
  Repurchase of common stock...............................................   (1,570,813)       (679,750)         (656,891)
  Payment of dividends.....................................................   (1,800,658)     (1,707,409)       (1,599,287)
  Proceeds from long-term debt.............................................      500,000                        13,000,000
  Payments on long-term debt...............................................   (2,051,200)     (2,000,000)       (2,001,203)
  Increase in notes payable................................................    4,000,000       4,000,000         1,000,000
  Other....................................................................       37,955        (102,963)          (16,658)
                                                                              -----------     -----------     ------------
                        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES     (443,994)        (67,490)       10,316,239
                                                                              -----------     -----------     ------------
                           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      675,304         633,224        (1,609,385)
  Cash and cash equivalents at beginning of year...........................    1,721,546       1,088,322         2,697,707
                                                                              -----------     -----------     ------------
                                   CASH AND CASH EQUIVALENTS AT END OF YEAR   $2,396,850      $1,721,546      $  1,088,322
                                                                              -----------     -----------     ------------
                                                                              -----------     -----------     ------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements
 ................................................................................

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND CREDIT RISK: Pulaski Furniture Corporation manufactures medium-priced bedroom, dining room and occasional furniture for a variety of customers in the retail furniture industry. Ridgeway Clock manufactures grandfather, mantel and wall clocks. Craftique produces solid mahogany bedroom, dining room and occasional furniture. Substantially all of the Corporation's accounts receivable are due from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral.

FISCAL YEAR: The Corporation uses a 52-53 week year. The fiscal year ended November 3, 1996, includes 53 weeks. All other fiscal years presented include 52 weeks.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Craftique, Inc., and Pulaski Foreign Sales Corporation, Inc. Significant intercompany accounts and transactions have been eliminated. The Corporation owned until October, 1995, a 25% interest in Triwood, Inc. which was accounted for under the equity method.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS: At November 3, 1996, the carrying amounts of the Corporation's financial instruments, including cash and cash equivalents, short-term investments, trade receivables and accounts payable, approximated their fair values. Management believes that the estimated fair value of the Corporation's long-term debt approximated its carrying value at November 3, 1996. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

STOCK-BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which established accounting and reporting standards for stock-based employee compensation plans. The new standard encourages companies to adopt a fair value method of accounting for an employee stock compensation plan. However, it also allows companies to continue to measure compensation cost using the intrinsic value based method prescribed by APB Opinion No. 25 so long as certain pro forma disclosures are made in the footnotes. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995, the Corporation's 1997 fiscal year. The adoption of SFAS 123 is not expected to have significant impact on the Corporation's financial position or results of operations.

LONG-LIVED ASSETS: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the Corporation will adopt prospectively as required in fiscal 1997. Pursuant to this Statement, companies are required to investigate potential impairments of long-lived assets, certain identifiable intangibles and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value unlikely. An impairment loss would be recognized when the sum of the undiscounted future net cash flows is less than the carrying amount of the asset. The adoption of SFAS 121 is not expected to have significant impact on the Corporation's financial position or results of operations.

USE OF ESTIMATES: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

 ................................................................................

reporting period. Actual results could differ from those estimates.

ADVERTISING COSTS: The Corporation expenses advertising costs when the liabilities arise.

EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of common and common equivalent shares (stock options) outstanding during each year.

RECLASSIFICATION: Certain reclassifications were made in prior year financial statements to conform to the 1996 presentation.

NOTE 2. INVENTORIES

Current cost of the LIFO inventories exceeded the carrying amount by approximately $15,054,000 and $14,852,000 at November 3, 1996 and October 29, 1995, respectively.

NOTE 3. FINANCING ARRANGEMENTS AND COMMITMENTS

Long-term debt consists of the following:

                                    NOVEMBER 3,   OCTOBER 29,
                                       1996          1995
                                    -----------   -----------

Industrial Development Revenue
  Notes, due in installments of
  $5,000,000 in 2004 and 2009...... $10,000,000   $10,000,000
Notes payable under revolving
  credit facility..................   9,000,000     9,000,000
Note payable to bank, due in
  quarterly installments of
  $428,572 through December,
  2002.............................  10,285,714    12,000,000
Note payable at 3% interest to the
  Town of Pulaski, Virginia, due in
  monthly installments of $4,831
  through October 1, 2006,
  collateralized by deed of
  trust............................     496,419            --
Notes payable to banks, due in
  varying quarterly installments
  through October, 2000............      69,089       402,422
                                    -----------   -----------
                                     29,851,222    31,402,422
Less current maturities............   2,000,000     2,047,618
                                    -----------   -----------
                                    $27,851,222   $29,354,804
                                    -----------   -----------
                                    -----------   -----------

Future maturities of long-term debt at November 3, 1996 are as follows:

1997.............................................. $ 2,000,000
1998..............................................  10,759,000*
1999..............................................   2,000,000
2000..............................................   2,000,000
2001..............................................   2,000,000
2002 and thereafter...............................  11,092,222
                                                   -----------
                                                   $29,851,222
                                                   -----------
                                                   -----------


* Of this amount, $9,000,000 is extended automatically unless the bank providing the revolving credit facility gives notice of termination as described below.

The Industrial Development Revenue Notes, which may be called prior to maturity, bear interest at tax-exempt market rates. Interest cost (including related letter of credit and servicing fees) averaged 4.12% during 1996. At the option of the Corporation, or if called prior to maturity, the notes may be placed with a bank under a letter of credit arrangement. In this event, the notes would bear interest at two-thirds of the prime rate.

The Corporation has a note and revolving credit agreement with a bank which provides for $10 million in notes supported by a revolving credit facility. The notes bear interest at current market rates (averaged 5.28% in 1996) and are renewable on an annual basis subject to minimum annual reductions of long term debt. The agreement requires annual commitment fees of one quarter of one percent of the total amount of the revolving credit facility. At the option of the bank, the revolving credit facility may be terminated on February 28 of any year if the bank gives notice of termination not later than 60 days before March 1 of the preceding year.

The Corporation has a term loan agreement with a bank that had an outstanding amount of $10,285,714 at November 3, 1996. The note bears interest at a variable rate not to exceed LIBOR plus 3/8% (averaged 6.22% in 1996). The agreement requires annual commitment fees of one eighth of one percent of the unused commitment.

Notes payable to banks bear interest at variable rates not to exceed the London Interbank Offered Rate (LIBOR) plus five-eighths of one percent. The average interest rate for the year was 6.73%.

To manage the interest rate exposure under its long-term obligations, the Corporation entered into a swap agreement with a major financial institution in the notional amount of $8 million. Under the terms of the agreement, the Corporation made payments at a fixed rate (8.87%) and received payments at variable rates based on LIBOR, the net of which is included as an adjustment to interest expense. The swap agreement expired in 1996 and was not renewed. The weighted average variable rate received by the Corporation was 1.30%, 2.58%, and 4.00% for 1996, 1995 and 1994,

 ................................................................................

respectively. The increase to interest expense totaled $103,992, $206,595 and $389,925 for 1996, 1995 and 1994, respectively.

The agreements contain various conditions which provide, among other things, restrictions relating to the maintenance of working capital, payment of dividends and additional indebtedness. The Corporation was in compliance with these conditions at November 3, 1996. At November 3, 1996, retained earnings available for payment of dividends amounted to approximately $25,536,000.

Under short term line of credit arrangements, the Corporation may borrow up to $16 million at November 3, 1996 which would bear interest at rates not to exceed the prime rate. At November 3, 1996, the Corporation had $16 million outstanding under these arrangements.

In connection with the purchase of inventory from foreign suppliers, the Corporation has available letters of credit of approximately $11 million, with $4.7 million outstanding at November 3, 1996.

Interest paid in 1996, 1995, and 1994 was $2,386,425, $2,715,441, and
$1,691,686, respectively. Of these amounts, $104,399 was capitalized in 1994.

NOTE 4. COMMON STOCK

Changes in Common Stock for the two years in the period ended 1996 were as follows:


                                           COMMON STOCK
                                       SHARES       AMOUNT
                                      ---------   -----------

BALANCE AT OCTOBER 30, 1994.......... 2,849,159   $ 6,084,210
  Shares issued under Salaried
    Employee Stock Purchase Plan.....    19,923       405,633
  Common Stock acquired and
    retired..........................   (42,000)     (679,750)
  Shares issued under Stock Incentive
    Plan for Non-Employee
    Directors........................       800        17,000
                                      ---------   -----------
BALANCE AT OCTOBER 29, 1995.......... 2,827,882   $ 5,827,093
  Shares issued under Salaried
    Employee Stock Purchase Plan.....    25,297       423,472
  Common Stock acquired and
    retired..........................   (91,500)   (1,570,813)
  Restricted shares issued under
    Stock Incentive Plan.............    20,900       334,400
  Shares issued under Stock Incentive
    Plan for Non-Employee
    Directors........................     1,000        17,250
                                      ---------   -----------
BALANCE AT NOVEMBER 3, 1996.......... 2,783,579   $ 5,031,402
                                      ---------   -----------
                                      ---------   -----------

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

NOTE 5. STOCK PURCHASE AND INCENTIVE PLANS

The Salaried Employees Stock Purchase Plan provides for the sale of Common Stock annually based on payroll deductions of up to 8% of employee compensation at a price equal to 70.7% of market price on the date of purchase. Compensation expense recognized in 1996, 1995, and 1994 related to the Plan was $198,458, $179,003, and $171,554, respectively. At November 3, 1996, 29,473 shares are to be issued pursuant to the Plan's provisions, after which there will remain 6,693 shares available for purchase in the future.

 ................................................................................

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

At November 3, 1996, outstanding options and SARs under the Stock Incentive Plan were as follows:


                     NUMBER OF
                     SHARES AND      OPTION PRICE OR
                     SARS UNDER     FAIR MARKET VALUE
  DATE GRANTED         OPTION       AT GRANT PER SHARE
-----------------    ----------     ------------------

December 6, 1986        5,000            $ 18.75
December 3, 1987        5,000              15.00
December 8, 1988       22,500              17.375
December 8, 1989       22,500              18.75
December 7, 1990       22,500              16.125
December 6, 1991       20,000              14.75

All shares under option at November 3, 1996 are exercisable. All shares issued upon exercise of options during the three years ended November 3, 1996 related to options granted between December 6, 1986 and December 6, 1991.

The Stock Incentive Plan, as amended in 1991, permits the committee of the Board of Directors to make awards of the Corporation's common stock upon such terms and conditions as may be established by the committee. Restrictions on shares issued under the plan lapse at the rate of 20% of the stock per year. Upon issuance of restricted stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to stockholders' equity and subsequently amortized on the ratable vesting period method. Amortization of $360,385, $166,560 and $291,321 was recorded in fiscal 1996, 1995 and 1994 respectively. At November 3, 1996, there are 135,100 shares available for future issuance.

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

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets:

                                    NOVEMBER 3,   OCTOBER 29,
                                       1996          1995
                                    -----------   -----------

Actuarial present value of benefit
  obligation:
Accumulated benefit obligation,
  including vested benefits of
  $8,990,455 and $8,689,660 in 1996
  and 1995, respectively........... $ 9,181,517   $ 8,852,453
                                    -----------   -----------
                                    -----------   -----------
Projected benefit obligation for
  service rendered to date......... $12,477,624   $11,964,876
Plan assets at fair value..........  13,171,961    11,801,453
                                    -----------   -----------
Projected benefit obligation less
  (greater) than plan assets.......     694,337      (163,423)
Unrecognized net loss (gain) from
  past experience different from
  that assumed.....................    (628,607)      190,308
Unrecognized net asset at November
  2, 1987..........................    (300,548)     (350,639)
                                    -----------   -----------
Net pension liability recognized
  in balance sheet................. $  (234,818)  $  (323,754)
                                    -----------   -----------
                                    -----------   -----------

Net pension cost included the following components:


                            1996          1995         1994
                         -----------   -----------   ---------

Service cost............ $   563,784   $   513,188   $ 458,138
Interest cost on
  projected benefit
  obligation............     879,694       814,413     690,469
Actual gain on plan
  assets................  (1,227,984)   (1,948,326)    (86,444)
Net amortization and
  deferral..............     295,855     1,104,832    (699,131)
                         -----------   -----------   ---------
Net periodic pension
  cost.................. $   511,349   $   484,107   $ 363,032
                         -----------   -----------   ---------
                         -----------   -----------   ---------

Assumptions used in accounting for the pension plan were:

                                          1996    1995    1994
                                         ------  ------  ------

Weighted average discount rate.......... 7.50%   7.50%   7.50%
Rate of increase in compensation
  level................................. 6.0%    6.0%    6.0%
Expected long term rate of return on
  assets................................ 8.0%    8.0%    8.0%

Approximately 97.5% of plan assets at November 3, 1996 are invested in listed stocks and bonds, and the remaining plan assets are held in

 ................................................................................

interest bearing investments, primarily a common trust fund.

The Corporation also sponsors an unfunded Supplemental Executive Retirement Program (SERP), which is a nonqualified plan that provides additional retirement benefits to certain key employees. Pension expense recognized in 1996, 1995, and 1994 related to the SERP was $306,482, $305,652, and $247,173, respectively. At November 3, 1996, the projected benefit obligation for this plan totaled $2,697,031, of which an unrecognized net obligation of $148,939 and unamortized prior service cost of $330,562 are subject to later amortization. The remaining $2,213,848 is an additional pension liability recognized in the balance sheet at November 3, 1996.

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

As permitted by SFAS 109, the Corporation elected not to restate the financial statements of any prior years. The cumulative effect of the change increased net income for 1994 by $396,092 (or $.14 per share).

The provision for income taxes consisted of the following:


                            1996         1995         1994
                         ----------   ----------   ----------

Current:
  Federal............... $2,150,912   $1,871,828   $1,495,441
  Tax credits...........                 (86,583)     (97,467)
                         ----------   ----------   ----------
                          2,150,912    1,785,245    1,397,974
  State.................    250,609      235,004      138,110
                         ----------   ----------   ----------
                          2,401,521    2,020,249    1,536,084
Deferred:
  Federal...............      1,088      108,755     (175,974)
  State.................     28,391       28,496      (20,110)
                         ----------   ----------   ----------
                             29,479      137,251     (196,084)
                         ----------   ----------   ----------
                         $2,431,000   $2,157,500   $1,340,000
                         ----------   ----------   ----------
                         ----------   ----------   ----------


The total provision for income taxes varied from the U.S. federal statutory rate for the following reasons:


                                         1996    1995    1994
                                         -----   -----   -----

Statutory federal income tax rate....... 34.0 %  34.0 %  34.0 %
Tax credits.............................         (1.3)   (1.6)
State income tax, net of federal tax
  benefit...............................  2.7     2.6     1.9
Change in valuation allowance...........         (3.8)
Other...................................  (.6)    1.0    (1.7)
                                         -----   -----   -----
Effective tax rate...................... 36.1 %  32.5 %  32.6 %
                                         -----   -----   -----
                                         -----   -----   -----


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:


                       NOVEMBER 3,   OCTOBER 29,   OCTOBER 30,
                          1996          1995          1994
                       -----------   -----------   -----------

Deferred tax
 liabilities:
 Depreciation......... $(5,093,334)  $(4,914,903)  $(4,584,441)
 Inventory valuation..                   (15,103)      (31,487)
                       -----------   -----------   -----------
  Total deferred tax
   liabilities........  (5,093,334)   (4,930,006)   (4,615,928)
Deferred tax assets:
 Deferred
  compensation........     927,793       835,761       744,597
 Receivable
  allowance...........     331,542       368,380       368,380
 Investment and
  advances to investee
  company.............                                 250,442
 Net operating loss
  carryforwards.......      70,284       132,522       166,944
 Inventory valuation..      20,709
 Other................     268,293       210,347       124,684
                       -----------   -----------   -----------
  Total deferred tax
   assets.............   1,618,621     1,547,010     1,655,047
 Valuation allowance
  for deferred tax
  assets..............     (70,284)     (132,522)     (417,386)
                       -----------   -----------   -----------
  Net deferred tax
   assets.............   1,548,337     1,414,488     1,237,661
                       -----------   -----------   -----------
  Net deferred
   liabilities........ $(3,544,997)  $(3,515,518)  $(3,378,267)
                       -----------   -----------   -----------
                       -----------   -----------   -----------
  Deferred tax
   liability.......... $(4,144,832)  $(4,094,245)  $(3,871,331)
  Deferred tax
   assets.............    599,835       578,727       493,064
                       -----------   -----------   -----------
  Net deferred tax
   liability.......... $(3,544,997)  $(3,515,518)  $(3,378,267)
                       -----------   -----------   -----------
                       -----------   -----------   -----------

The valuation allowance was reduced in 1995 by $250,442 as a result of the collection of advances to and sale of investment in the investee company.

At November 3, 1996, the Corporation has net operating tax loss carryforwards of approximately $1,400,000 for state income tax purposes that expire in years 1997 through 2001.

The Corporation made income tax payments of $1,310,000, $2,520,000, and $2,155,000, in 1996, 1995, and 1994, respectively.

NOTE 8. OTHER INCOME

Other income for 1995 includes a gain of $327,986 for the sale of the Corporation's investment in the investee company on October 6, 1995.

In August, 1994, the contents of one of the Corporation's finished goods warehouses was damaged by a storm. The Corporation received insurance proceeds equal to the wholesale value of the inventory destroyed. Accordingly, a gain of $691,000 on the insurance settlement was included in other income on the 1994 Consolidated Statements of Income.

Report of Ernst & Young LLP
          Independent Auditors
       .........................................................................

Board of Directors and Stockholders
Pulaski Furniture Corporation

We have audited the accompanying consolidated balance sheets of Pulaski Furniture Corporation and Subsidiaries as of November 3, 1996 and October 29, 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended November 3, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Furniture Corporation and Subsidiaries at November 3, 1996 and October 29, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 3, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 7 to the financial statements, effective November 1, 1993, the Corporation changed its method of accounting for income taxes.


                                                        /s/ ERNST & YOUNG LLP


Winston-Salem, North Carolina
November 27, 1996

                                   [PICTURE]


[CAPTION: 13238-CURIO This stylish transitional curio is one of the many new Pulaski accent display cabinets designed to compliment today's casual, contemporary interiors. It can be used alone of bunched for a dramatic look. The halogen lighting and mirrored back highlight the exquisite grooved glass atrium top.]

Officers

BERNARD C. WAMPLER
   Chairman of the Board and
   Chief Executive Officer

JOHN G. WAMPLER
   President and Chief Operating
   Officer

IRA S. CRAWFORD
   Vice President-Administration;
   Secretary

RANDOLPH V. CHRISLEY
   Vice President-Sales

JAMES H. KELLY
   Vice President - Product
   Development

ALBERT J. KINCEL
   Vice President-Chief Information
   Officer

JASON A. GIBBS
   Vice President-Chief Financial
   Officer; Treasurer; Assistant
   Secretary

JAMES W. STOUT
   Vice President-Manufacturing

Directors

BERNARD C. WAMPLER
   Chairman of the Board and
   Chief Executive Officer

JOHN D. MUNFORD*
   Retired Vice Chairman of Union
   Camp Corporation, Franklin, Va.

JOHN W. STANLEY
   Retired Chairman of the Board
   of Blue Ridge Transfer
   Company, Inc., Roanoke, Va.

HARRY J.G. VAN BEEK*
   President, Klockner Capital
   Corporation, Gordonsville, Va.

JOHN G. WAMPLER
   President and Chief Operating
   Officer of Pulaski Furniture
   Corporation

HARRY H. WARNER*
   Financial Consultant,
   Lexington, Va.

HUGH V. WHITE, JR.
   Partner of Hunton & Williams-
   Attorneys, Richmond, Va.

*Member of Audit Committee

Corporate Data

CORPORATE OFFICES
   Pulaski Furniture Corporation
   One Pulaski Square
   P.O. Box 1371
   Pulaski, Virginia 24301
   (540) 980-7330

STOCK TRANSFER AGENT AND
DIVIDEND DISBURSING AGENT
   First Union National Bank
   of North Carolina
   230 South Tryon St., 11th Floor
   Charlotte, NC 28288-1153
   (800) 829-8432

STOCK LISTING
   Traded Over-The-Counter
   NASDAQ Symbol-PLFC

LEGAL COUNSEL
   Hunton & Williams
   Richmond, Virginia

ANNUAL MEETING
The Annual Meeting of Stockholders
of Pulaski Furniture Corporation will
be held on Friday, February 14, 1997
at 10 a.m. at the Hotel Roanoke,
Roanoke, Virginia.

ADDITIONAL INFORMATION
A copy of Form 10-K, the Annual
Report filed with the Securities and
Exchange Commission, is available
without charge to stockholders upon
written request directed to the
Corporation, attention Secretary.


                                   [PICTURE]


[CAPTION: 74000-COLLECTION American Restoration is a collection of classic turn of the century styling, inspired by 18th century designs, crafted from selected cherry veneers enhanced by a rich burnished patina cherry finish. It features meticulously carved ball and claw feet, serpentine drawers, ornately crafted pilasters and regency antiqued brass hardware. American Restoration is so unique and handsome that it is destined to become a classic in quality nostalgic.]