Form 10-K405, Exhibit 13
period 1997-11-02
PULASKI FURNITURE CORP
filed 1998-01-26
CIK 81112

An Expression of Gratitude to

                               Bernard C. Wampler

                        For His Extraordinary Service To

                         Pulaski Furniture Corporation

                               February 14, 1997

     In recognition of forty-one years of dedicated service by Bernard C. Wampler to Pulaski Furniture Corporation, including thirty-one years as the Corporation's Chief Executive Officer; and

     In recognition of Mr. Wampler's exceptional service to the Corporation in the early years of its existence, his leadership of the Corporation through its formative years, and his extraordinary contribution to the success of the Corporation through his time as Chief Executive Officer,

     Be it RESOLVED, that the stockholders of Pulaski Furniture Corporation express their deep appreciation to Bernard C. Wampler for his extraordinary loyalty to the Corporation, his dedication to its success, and his outstanding leadership of the Corporation for more than three decades; and

     RESOLVED, that this resolution be made a permanent part of the records of the Corporation.

                                             Adopted by the stockholders of
                                           Pulaski Furniture Corporation on
                                                          February 14, 1997
[Picture]
83125 5 Drawer Chest
This powerful 5 drawer chest is the
signature piece of the Versailles Bedroom
Collection. The masculine features of this piece are complemented with mixed media of fossil stone, wood, and iron.

Message to Stockholders
 ................................................................................

It is well understood that the next millennium presents major challenges for all information systems. A new industry has been born for technology companies and consulting firms to provide year 2000 solutions. As you would expect, your corporation's senior management has worked on plans to insure that the correct information systems are in place for the next century. The discussions of the year 2000 solutions have coincided with our strategic planning analysis which has endeavored to answer the question: Is Pulaski Furniture properly positioned to enter the next millennium?

As you are well aware, the world has become smaller, and it has effected major changes in our industry. Foreign suppliers continue to increase their share of the United States market. They operate with inherent advantages such as low labor costs, low tax rates, and protected domestic markets. The increased foreign presence comes at a time when there are significantly fewer retailers of furniture. The stronger retail operations, which can be national companies, regional players, or single city businesses, have learned how to merchandise, advertise and promote more effectively and thus capture more of the consumer's dollar. The result is more competition among manufacturers for limited retail floor space. The industry is indeed a buyer's market that is driven by a well informed consumer who demands better service and quality.

Every time that we work with our retailers, they vote on the acceptability of our products in the market with their purchases. As we studied our customers' buying habits, it was obvious that they were voting strongly for parts of our product line and were telling us that we had problems in other parts. Our core businesses of curio cabinets, accents, grandfather clocks, themed casegood groups, and our import line are successful and command significant market share. They are all profitable businesses for your Corporation. Other parts of our business such as the domestically produced upholstery line, Craftique, and certain product lines such as accessories were not growing and were not profitable.

We announced at the end of the third quarter of this year a non-recurring, non-cash write-off of certain assets and inventories amounting to $9,270,269 before taxes, which resulted in the divestiture of Craftique, as well as the elimination of the upholstery division and the non profitable product lines. The changes were completed in the fourth quarter. Sales for the year decreased to $158,942,000 from $166,646,000 in 1996, and we recorded a loss of $2,423,000 in
1997 compared to net income of $4,308,000 in 1996.

Looking to the future, we are now a more focused corporation. We can manufacture and market the products in our market niches profitably and are recognized by our customers as best providers of the products. All of our factories are modern in that they have been built or re-equipped in recent years. Our balance sheet remains strong. Pulaski Furniture is properly positioned for the future.

1997 was a time to build for the future and to insure that Pulaski Furniture Corporation is a company in which employees and sales representatives can use their talents, from which retailers can buy quality products, and from which our stockholders can receive a good return on their investment. We thank our employees and sales representatives for their dedication and our stockholders and Board of Directors for their continued support.

Sincerely,

John Wampler
President

General Information
 ................................................................................

Organized in Virginia in 1955, the Corporation manufactures and sells medium-priced wooden bedroom, dining room and occasional furniture produced in its manufacturing plants located in Pulaski, Dublin, and Martinsville, Virginia. The Corporation also has a veneer plant located in Dublin, Virginia, which produces veneer used at all manufacturing plants. The Corporation's Ridgeway Clock Company plant manufactures grandfather, mantel and wall clocks and is located in Ridgeway, Virginia. The Corporation also has an import division that supplements its' product mix with furniture and component parts.

At November 2, 1997, the end of the Corporation's 1997 fiscal year, 2,789,527 shares of the Corporation's 10 million authorized shares of Common Stock were outstanding. In addition, the Corporation has authorized one million shares of Cumulative Preferred stock of which no shares were outstanding.

Market and Dividend Information
 ................................................................................

Pulaski Furniture Corporation's stock is listed on the NASDAQ National Market System, which is the most active listing of over-the-counter quotations. During the fiscal year 1997, the Corporation believes that Wheat First Securities, Inc., of Richmond, Virginia, was the most active market maker for the stock. The Corporation has approximately 800 stockholders of record as of November 2, 1997. The range of closing sales prices as reported by the NASDAQ and cash dividends for the last two fiscal years are listed in the following chart. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Sales Prices of Common Stock
 ...............................................................................
FISCAL       1997               DIVIDENDS
QUARTER      HIGH       LOW     DECLARED 1997

First...   $  18.25   $ 15.50   $0.17
Second...     18.25     15.00   $0.17
Third...      18.50     15.50   $0.17
Fourth...     19.50     17.25   $0.17


FISCAL       1996               DIVIDENDS
QUARTER      HIGH       LOW     DECLARED 1996

First...   $  19.75   $ 16.00   $0.16
Second...     20.75     15.25   $0.16
Third...      19.50     15.50   $0.16
Fourth...    17.375     15.25   $0.16

[Picture]
13390 Curio
They're not just for the living room anymore! Imagine this lovely traditional styled Ladies Vitrine Curio in your bath or dressing area, displaying linens or your "valuables." A bottom drawer for unseen storage, adjustable glass shelves, eloquently carved shell pediment and ball and claw base enhance it's detailed curves. Selected for this curio is our Mill Valley finish.

Selected Financial Data
 ................................................................................

                                                                   YEARS ENDED

                                   NOVEMBER 2,     NOVEMBER 3,     OCTOBER 29,     OCTOBER 30,     OCTOBER 31,
                                       1997            1996            1995            1994            1993
                                   ............................................................................
Net Sales                          $158,942,459    $166,646,062    $172,842,105    $148,698,029    $137,650,721
Net Income                           (2,422,844)      4,308,067       4,475,171       3,168,494       4,352,176
Earnings Per Share                         (.87)           1.51            1.56            1.10            1.53
Total Assets                        110,879,450     124,335,635     118,675,813     112,750,099      99,336,183
Long-Term Debt                       25,774,173      27,851,222      29,354,804      31,398,173      20,357,425
Cash Dividends Per Share                   0.68            0.64            0.60            0.56            0.52
Book Value Per Share                      19.10           20.72           19.78           18.69           18.29
Net Working Capital                  48,984,594      52,771,424      51,787,988      47,203,234      44,291,637
Current Ratio                               2.9             2.6             2.9             3.1             3.1

Quarterly Results of Operations (Unaudited)
 ...............................................................................

The following is a tabulation of the unaudited quarterly results of operations for the fiscal years ended November 2, 1997 and November 3, 1996 (dollars in thousands, except earnings per share).

                                                                                           Fourth
                                      First            Second             Third            Quarter            Total
                                     Quarter           Quarter           Quarter        (16 Weeks in      (52 Weeks in
                                  (12 Weeks in      (12 Weeks in      (12 Weeks in       1997 and 17       1997 and 53
                                    1997 and          1997 and          1997 and          Weeks in          Weeks in
                                      1996)             1996)             1996)             1996)             1996)
                                  .....................................................................................
November 2, 1997
  Net sales                          $35,422           $35,322           $30,054           $58,144          $ 158,942
  Gross profit                         6,935             7,390            (3,167)*          14,102             25,260
  Net income                             664               852            (5,745)*           1,806             (2,423)
  Earnings per share                    0.23              0.30             (2.06)*            0.66              (0.87)

November 3, 1996
  Net sales                          $36,585           $39,905           $30,173           $59,983          $ 166,646
  Gross profit                         7,114             7,475             5,329            14,788             34,706
  Net income                             914               724                59             2,611              4,308
  Earnings per share                    0.32              0.25              0.02              0.92               1.51

* Note: 1997 income includes a non-recurring non-cash write-off of certain assets and inventories amounting to $9,270,269 pre-tax ($5,923,702 after taxes, or $2.10 per share) announced July 28, 1997.

Management's Discussion and Analysis of Financial Condition
and Results of Operations
 ...............................................................................

1997 Compared to 1996

The fiscal 1997 net loss was $2,422,844, or $0.87 per share compared to net income of $4,308,067, or $1.51 per share for fiscal 1996.

The 1997 net loss includes a non-recurring non-cash write-down of certain assets and inventories amounting to $9,270,269 pre-tax ($5,923,702 after taxes, or $2.10 per share) announced July 28, 1997. Excluding the write-off, pre-tax earnings were $5,503,233 for fiscal 1997 compared to $6,739,607 for fiscal 1996, a decrease of 18.34%. The decrease was caused, in part, by a reduction in net sales of approximately $7,704,000 in 1997. The 4.6% reduction in net sales was caused by a lower demand for the Corporation's furniture in fiscal 1997, by the elimination of the domestic seating line and by the sale of the Craftique division. Additionally, fiscal 1997 comprised of 52 weeks (16 weeks in the fourth quarter), whereas fiscal 1996 comprised of 53 weeks (17 weeks in the fourth quarter).

The Corporation shipped approximately 5% fewer units in 1997 at an average unit price of approximately 3% more. The decrease in units shipped was caused by the lower demand in fiscal 1997. Export sales for fiscal 1997 were approximately 5% of net sales compared to approximately 6% in 1996.

Cost of products sold includes $9,047,698 of inventory costs which were written down in the third quarter of fiscal 1997. Excluding the write-down, cost of products sold for fiscal 1997 was 78.81% versus 79.19% for fiscal 1996. Although factory labor decreased, the percentage of factory labor to sales was 21.35% for fiscal 1997 compared with 20.83% in fiscal 1996. Overall, the Corporation was not able to reduce labor in proportion to the decrease in production and sales volume.

Selling, general and administrative expenses as a percentage of net sales was 16.15% for fiscal 1997 and 15.47% for fiscal 1996. The largest increases were in the categories of showroom and warehouse expenses, bad debts, advertising, education and training and depreciation of new computers.

The Corporation's average amount of outstanding indebtedness for borrowed money was $39,077,050 in fiscal 1996 and $40,802,594 in fiscal 1997. The weighted average borrowing rates for the three fiscal years of 1995, 1996 and 1997 were 6.44%, 5.68% and 5.65% respectively. The weighted averages excluding the interest rate swap costs for 1995 and 1996 would have been 5.94% and 5.41%. The interest rate swap costs increased interest expense by $206,595 and $103,992 in 1995 and 1996 respectively. The interest rate Conversion Agreement terminated April 15, 1996, therefore, no rate swap expenses were incurred in fiscal 1997.

Miscellaneous other deductions for fiscal 1997 included the loss on disposal of the Craftique division and domestic seating line.

1996 Compared to 1995

The increase in income before income taxes of $106,396 from fiscal 1995 to fiscal 1996 is attributable mostly to the decrease in the cost of sales percentage and to a decrease in other deductions, specifically, interest expense and bad debt expense.

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

The increase in selling, general and administrative expenses as a percentage of net sales in fiscal 1996 from fiscal 1995, was due primarily to increases in compensation expenses, advertising and marketing expenses, and the cost of employee insurance. The increase in advertising and marketing expenses was directly related to the promotion and marketing of the Corporation's products.

The decrease in interest expense in fiscal 1996 from fiscal 1995 resulted from lower average outstanding debt and lower interest rates. The Corporation's average amount of outstanding indebtedness for borrowed money was $39,077,050 in fiscal 1996 and $41,675,218 in fiscal 1995. The weighted average borrowing rates for the three fiscal years of 1994, 1995 and 1996 were 4.77%, 6.44% and 5.68% respectively. The weighted averages excluding the interest rate swap costs would have been 3.74%, 5.94% and 5.41%. The interest rate swap costs increased interest expense by $389,925, $206,595 and $103,992 in fiscal 1994, 1995 and
1996 respectively. The interest rate Conversion Agreement terminated April 15, 1996.

Miscellaneous other income for fiscal 1995 included a gain of $691,000 from insurance proceeds related to storm damage of the contents of a finished goods warehouse.

Capital Resources, Liquidity and
Effects of Inflation
 ...............................................................................

Net Cash provided by operating activities for the year totaled approximately $10,932,000. Trade receivables decreased approximately $2,747,000, and inventories decreased approximately $10,435,000. The inventory decrease was caused primarily by the non-cash write-down of inventories of approximately $9,000,000 in the Corporation's third quarter, and the subsequent liquidation of approximately 78% of that inventory in the fourth quarter. Cash realized from the inventory liquidation is being used to reduce debt, which is the primary reason that short-term borrowings were $4,000,000 lower at November 2, 1997.

The Corporation has short-term lines of credit totaling $16,000,000 with interest not to exceed prime rates. At November 2, 1997, which was approximately the middle of the Corporation's heaviest shipping season, the Corporation had $12,000,000 outstanding under these credit lines.

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

The Corporation uses the LIFO method of accounting of its inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reported income due to increasing costs. Under the LIFO method, the Corporation increased its inventory reserve in 1997 by approximately $497,000, the effect of which decreased net income by approximately $319,000 or 11 cents per share. The overall decrease in the LIFO reserve was caused by the elimination of the LIFO layer of the Craftique division which amounted to approximately $792,000. The Craftique division was sold in October, 1997.

The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on current cost of productive capacity being consumed. Construction of the Corporation's Dublin, Virginia plant was completed in 1973, the Martinsville plant was renovated in 1974, and the renovation and expansion of the Pulaski facilities were completed in 1986, with further expansions in 1988 and 1994. The Ridgeway division was acquired in 1985, and the Craftique division was acquired in 1988. The Craftique division was sold in October, 1997. The Accentrics division began operations in leased facilities in November 1989.

The Accentrics division's domestic seating line was eliminated as of November 2, 1997.

The replacement costs for assets acquired in prior years will likely exceed the original costs of the replaced assets. However, increased costs of replacement assets will result in higher depreciation charges which will be taken into consideration in setting pricing policies. Provision for depreciation for fiscal 1997 was approximately $5,418,000.

The Corporation's financial statements are prepared in accordance with generally accepted accounting principles using historical costs, which are not adjusted to reflect changes in purchasing power. However, use of the LIFO method of valuing inventories in the Corporation's financial statements compensates for some of the effects of inflation.

Discussion-Fourth Quarter
 ...............................................................................

The decrease in sales in the fourth quarter of fiscal 1997, compared to the fourth quarter of fiscal 1996 was caused primarily by lower demand, the elimination of the domestic seating line and the sale of the Craftique division. Additionally, fiscal 1997 comprised of 16 weeks in the fourth quarter, whereas fiscal 1996 comprised of 17 weeks in the fourth quarter. The decrease in net income was caused, in part, by the lower sales. Also, net income for the 1997 quarter reflected some additional expenses related to the third quarter write-down of assets and inventory, which will not extend into fiscal 1998.

The Board of Directors at its December 12, 1997, meeting declared a dividend of 17 cents per common share payable on January 2, 1998 to stockholders of record December 19, 1997, and authorized the purchase by the Corporation of up to 200,000 shares of its common stock presently outstanding. The Board of Directors also renewed the Corporation's Shareholder Rights Plan by adopting a new plan effective upon the expiration of the original plan on December 15, 1997.

Consolidated Balance Sheets
 ................................................................................

                                                                                        November 2,           November 3,
                                                                                            1997                  1996
                                                                                        ------------          ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................................................    $  2,702,339          $  2,396,850
  Trade receivables, less allowance of
     $950,000 in 1997 and $900,000 in 1996..........................................      36,726,320            39,473,038
  Inventories: (See Note 9. Special Charges in Notes to Consolidated Financial
  Statements)
     Finished furniture.............................................................      18,126,731            24,130,243
     Furniture in process...........................................................       3,549,265             4,877,427
     Lumber and purchased veneers...................................................       4,065,779             5,036,865
     Manufacturing supplies.........................................................       5,601,974             7,733,909
                                                                                        ------------          ------------
                                                                                          31,343,749            41,778,444
  Prepaid expenses..................................................................         874,515               654,812
  Recoverable income taxes..........................................................       1,473,577                     0
  Deferred income taxes.............................................................       1,276,766               599,835
                                                                                        ------------          ------------
                                                                TOTAL CURRENT ASSETS      74,397,266            84,902,979
PROPERTY, PLANT AND EQUIPMENT:
  Land..............................................................................         426,710               620,287
  Buildings.........................................................................      32,446,950            32,485,937
  Machinery and equipment...........................................................      51,331,178            51,367,337
  Furniture, fixtures and office equipment..........................................       4,951,973             4,045,138
  Vehicles..........................................................................         571,222               667,804
                                                                                        ------------          ------------
                                                                                          89,728,033            89,186,503
  Less allowances for depreciation..................................................      54,480,356            50,846,353
                                                                                        ------------          ------------
                                                                                          35,247,677            38,340,150
OTHER ASSETS:
  Cash surrender value of life insurance, less loans of
     $802,273 in 1997 and $766,100 in 1996..........................................       1,223,492             1,081,491
  Other.............................................................................          11,015                11,015
                                                                                        ------------          ------------
                                                                                           1,234,507             1,092,506
                                                                                        ------------          ------------
                                                                                        $110,879,450          $124,335,635
                                                                                        ------------          ------------
                                                                                        ------------          ------------

                                  Pulaski Furniture Corporation and Subsidiaries

 ................................................................................

                                                                                        November 2,           November 3,
                                                                                            1997                  1996
                                                                                        ------------          ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses:
     Accounts payable...............................................................    $  6,222,174          $  7,466,997
     Wages and commissions..........................................................       2,901,691             3,350,958
     Payroll taxes and taxes withheld from employees................................         400,110               682,915
     Other accrued expenses.........................................................       1,888,697             1,293,015
                                                                                        ------------          ------------
                                                                                          11,412,672            12,793,885
  Notes Payable.....................................................................      12,000,000            16,000,000
  Current portion of long-term debt.................................................       2,000,000             2,000,000
  Federal and state income taxes....................................................               0             1,348,685
                                                                                        ------------          ------------
                                                           TOTAL CURRENT LIABILITIES      25,412,672            32,142,570
DEFERRED COMPENSATION...............................................................       2,680,686             2,518,579
DEFERRED INCOME TAXES...............................................................       3,742,437             4,144,832
LONG-TERM DEBT......................................................................      25,774,173            27,851,222

STOCKHOLDERS' EQUITY:
  Common Stock (authorized 10,000,000 shares, issued shares,
     2,789,527 in 1997 and 2,783,579 in 1996).......................................       4,989,622             5,031,402
  Retained earnings.................................................................      48,479,127            52,804,294
  Unamortized restricted stock......................................................        (199,267)             (157,264)
                                                                                        ------------          ------------
  Total stockholders' equity........................................................      53,296,482            57,678,432
                                                                                        ------------          ------------

                                                                                        $110,879,450          $124,335,635
                                                                                        ------------          ------------
                                                                                        ------------          ------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings
 ................................................................................

                                                                                       Years Ended
                                                                     ------------------------------------------------
                                                                     November 2,       November 3,       October 29,
                                                                         1997              1996              1995
                                                                     ------------      ------------      ------------
Net sales........................................................    $158,942,459      $166,646,062      $172,842,105
Cost of products sold............................................     134,318,909       131,939,252       138,845,650
                                                                     ------------      ------------      ------------
                                                                       24,623,550        34,706,810        33,996,455
Selling, general and administrative expenses.....................      25,676,853        25,776,676        25,122,493
                                                                     ------------      ------------      ------------
                                                                       (1,053,303)        8,930,134         8,873,962
Other income:
  Interest.......................................................          21,887            36,692            27,940
  Miscellaneous..................................................          38,485           158,059           600,559
                                                                     ------------      ------------      ------------
                                                                           60,372           194,751           628,499
                                                                     ------------      ------------      ------------
                                                                         (992,931)        9,124,885         9,502,461
Other deductions:
  Interest expense...............................................       2,346,434         2,343,123         2,738,021
  Miscellaneous..................................................         427,669            42,695            68,613
  Proportionate share of loss in investee company................                                              63,156
                                                                     ------------      ------------      ------------
                                                                        2,774,103         2,385,818         2,869,790
                                                                     ------------      ------------      ------------
Income (loss) before income taxes................................      (3,767,034)        6,739,067         6,632,671
Income taxes.....................................................      (1,344,190)        2,431,000         2,157,500
                                                                     ------------      ------------      ------------
Net income (loss)................................................      (2,422,844)        4,308,067         4,475,171
Retained earnings at beginning of year...........................      52,804,294        50,296,885        47,529,123
Cash dividends (per share: 1997-$.68; 1996-$.64;
  1995-$.60).....................................................      (1,902,323)       (1,800,658)       (1,707,409)
                                                                     ------------      ------------      ------------
Retained earnings at end of year.................................    $ 48,479,127      $ 52,804,294      $ 50,296,885
                                                                     ------------      ------------      ------------
                                                                     ------------      ------------      ------------
Earnings (loss) Per Share........................................    ($      0.87)     $       1.51      $       1.56
                                                                     ------------      ------------      ------------
                                                                     ------------      ------------      ------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
 ................................................................................

                                                                                             Years Ended
                                                                             --------------------------------------------
                                                                             November 2,     November 3,     October 29,
                                                                                1997            1996             1995
                                                                             -----------     -----------     ------------
OPERATING ACTIVITIES
  Net income (loss).......................................................   ($2,422,844)    $4,308,067      $  4,475,171
  Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
     Provision for depreciation and amortization..........................    5,418,042       5,108,000         5,242,754
     Provision for deferred income taxes..................................   (1,079,326 )        29,479           137,251
     Provision for deferred compensation..................................      162,107         249,830           330,826
     Proportionate share of loss in investee company......................                                         63,156
     Gain on sale of investee company.....................................                                       (327,986)
     Loss on sale of property, plant and equipment........................      274,165           7,721            28,370
     Changes in operating assets and liabilities:
       (Increase) decrease in trade receivables...........................    2,746,718      (3,798,709 )      (2,246,388)
       (Increase) decrease in inventories.................................   10,434,695      (1,369,573 )      (6,465,735)
       Increase (decrease) in accounts payable and accrued expenses.......   (1,381,213 )        81,644         1,194,035
       Increase (decrease) in federal income taxes payable................   (2,822,262 )     1,091,258          (499,266)
       Other..............................................................     (397,877 )      (390,773 )         148,267
                                                                             -----------     -----------     ------------
                                 NET CASH PROVIDED BY OPERATING ACTIVITIES   10,932,205       5,316,944         2,080,455
INVESTING ACTIVITIES
  Purchases of property, plant and equipment..............................   (2,950,835 )    (4,215,586 )      (2,950,513)
  Proceeds from sale of property, plant and equipment.....................      701,098          14,340            20,772
  Proceeds from sale of investee stock and
     collection of advances...............................................                                      1,500,000
  Sale of investments.....................................................                        3,600            50,000
                                                                             -----------     -----------     ------------
                                     NET CASH USED IN INVESTING ACTIVITIES   (2,249,737 )    (4,197,646 )      (1,379,741)
FINANCING ACTIVITIES
  Issuance of common stock................................................      486,220         440,722           422,632
  Repurchase of common stock..............................................     (920,000 )    (1,570,813 )        (679,750)
  Payment of dividends....................................................   (1,902,323 )    (1,800,658 )      (1,707,409)
  Proceeds from long-term debt............................................                      500,000
  Payments on long-term debt..............................................   (2,077,049 )    (2,051,200 )      (2,000,000)
  Increase (decrease) in notes payable....................................   (4,000,000 )     4,000,000         4,000,000
  Other...................................................................       36,173          37,955          (102,963)
                                                                             -----------     -----------     ------------
                                     NET CASH USED IN FINANCING ACTIVITIES   (8,376,979 )      (443,994 )         (67,490)
                                                                             -----------     -----------     ------------
                                     INCREASE IN CASH AND CASH EQUIVALENTS      305,489         675,304           633,224
  Cash and cash equivalents at beginning of year..........................    2,396,850       1,721,546         1,088,322
                                                                             -----------     -----------     ------------
                                  CASH AND CASH EQUIVALENTS AT END OF YEAR   $2,702,339      $2,396,850      $  1,721,546
                                                                             -----------     -----------     ------------
                                                                             -----------     -----------     ------------

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

Fiscal Year: The Corporation uses a 52-53 week year. The fiscal year ended November 3, 1996, included 53 weeks. All other fiscal years presented include 52 weeks.

Principles of Consolidation: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

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

Fair Value of Financial Instruments: At November 2, 1997, the carrying amounts of the Corporation's financial instruments, including cash and cash equivalents, trade receivables and accounts payable, approximated their fair values. Management believes that the estimated fair value of the Corporation's long-term debt approximated its carrying value at November 2, 1997. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

Long-Lived Assets: The Corporation periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For assets to be held, impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. For assets to be disposed of, impairment is determined to exist if the estimated net realizable value is less than the carrying amount.

Stock Based Compensation: The Corporation accounts for stock options and grants under Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Corporation's stock at the date of grant over the exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123 (SFAS No. 123) "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, adoption of a fair value method of accounting for employee stock-based compensation plans. SFAS No. 123 does not have a material impact on the Corporation's financial position or results of operations.

Use of Estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs: The Corporation expenses advertising costs when the liabilities arise. Advertising expense for 1997, 1996 and 1995 was $1,552,000, $1,568,000 and $1,336,000, respectively.

Earnings Per Share: Earnings per share are computed based on the weighted average number of common and common equivalent shares (stock options) outstanding during each year. In 1997, common stock equivalents (stock options) are anti-dilutive and not included in the calculation of earnings per share.

Other: In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings

                                  Pulaski Furniture Corporation and Subsidiaries

 ................................................................................

per Share," which the Corporation is required to adopt in the first quarter of the 1998 fiscal year. At that time, the Corporation will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of SFAS No. 128 on the calculation of earnings per share for these periods is not expected to be material. Also in 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which the Corporation will adopt in its 1999 fiscal year. The effect of SFAS No. 131 on the Corporation's financial statement disclosures has not yet been determined, but adoption will not affect the accounting for the Corporation's consolidated results of operations, financial position or cash flows.

Reclassification: Certain reclassifications were made in prior year financial statements to conform to the 1997 presentation.

Note 2. Inventories

Current cost of the LIFO inventories exceeded the carrying amount by approximately $14,758,214 and $15,054,000 at November 2, 1997 and November 3, 1996, respectively.

Note 3. Financing Arrangements and Commitments

Long-term debt consists of the following:

                                    November 2,   November 3,
                                       1997          1996
                                    -----------   -----------
Industrial Development Revenue
  Notes, due in installments of
  $5,000,000 in 2004 and 2009...... $10,000,000   $10,000,000
Notes payable under revolving
  credit facility..................   9,000,000    9,000,000
Note payable to bank, due in
  quarterly installments of
  $428,572 through December,
  2002.............................   8,321,428   10,285,714
Note payable at 3% interest to the
  Town of Pulaski, Virginia, due in
  monthly installments of $4,831
  through October 1, 2006,
  collateralized by deed of
  trust............................     452,745      496,419
Notes payable to banks.............           0       69,089
                                    -----------   -----------
                                     27,774,173   29,851,222
Less current maturities............   2,000,000    2,000,000
                                    -----------   -----------
                                    $25,774,173   $27,851,222
                                    -----------   -----------
                                    -----------   -----------

Future maturities of long-term debt at November 2, 1997 are as follows:

1998.............................................. $ 2,000,000
1999..............................................  11,000,000*
2000..............................................   2,000,000
2001..............................................   2,000,000
2002..............................................   2,000,000
2003 and thereafter...............................   6,774,173
                                                   -----------
                                                   $27,774,173
                                                   -----------
                                                   -----------

* Of this amount, $9,000,000 is extended automatically unless the bank providing the revolving credit facility gives notice of termination as described below.

The Industrial Development Revenue Notes, which may be called prior to maturity, bear interest at tax-exempt market rates. Interest cost (including related letter of credit and servicing fees) averaged 4.48% during 1997. At the option of the Corporation, or if called prior to maturity, the notes may be placed with a bank under a letter of credit arrangement. In this event, the notes would bear interest at two-thirds of the prime rate.

The Corporation has a note and revolving credit agreement with a bank which provides for $10 million in notes supported by a revolving credit facility. The notes bear interest at current market rates (averaged 5.80% in 1997) and are renewable on an annual basis subject to minimum annual reductions of long term debt. The agreement requires annual commitment fees of one quarter of one percent of the total amount of the revolving credit facility. At the option of the bank, the revolving credit facility may be terminated on February 28 of any year if the bank gives notice of termination not later than 60 days before March 1 of the preceding year.

The Corporation has a term loan agreement with a bank that had an outstanding amount of $8,321,429 at November 2, 1997. The note bears interest at a variable rate not to exceed LIBOR plus 3/8% (averaged 6.03% in 1997). The agreement requires annual commitment fees of one eighth of one percent of the unused commitment.

Notes payable to banks bear interest at variable rates not to exceed the London Interbank Offered Rate (LIBOR) plus five-eighths of one percent. The average interest rate for the year was 4.44%.

The agreements contain various conditions which provide, among other things, restrictions relating to

Pulaski Furniture Corporation and Subsidiaries

 ................................................................................

the maintenance of working capital, payment of dividends and additional indebtedness. At November 2, 1997, retained earnings available for payment of dividends amounted to approximately $24,059,881.

Under short term line of credit arrangements, the Corporation may borrow up to $16 million at November 2, 1997 which would bear interest at rates not to exceed the prime rate. At November 2, 1997, the Corporation had $12 million outstanding under these arrangements.

In connection with the purchase of inventory from foreign suppliers, the Corporation has available letters of credit of approximately $11 million, with $4.7 million outstanding at November 2, 1997.

Interest paid in 1997, 1996, and 1995 was $2,299,277, $2,386,425, and
$2,715,441, respectively.

Note 4. Common Stock

Changes in Common Stock for the two years in the period ended 1997 were as follows:

                                             Common Stock
                                          Shares      Amount
                                         ---------  ----------
BALANCE AT OCTOBER 29, 1995............. 2,827,882  $5,827,093
  Shares issued under Salaried Employee
    Stock Purchase Plan.................    25,297     423,472
  Common Stock acquired and
    retired.............................   (91,500) (1,570,813)
  Restricted shares issued under Stock
    Incentive Plan......................    20,900     334,400
  Shares issued under Stock
    Incentive Plan for Non-Employee
    Directors...........................     1,000      17,250
                                         ---------  ----------
BALANCE AT NOVEMBER 3, 1996............. 2,783,579  $5,031,402
  Shares issued under Salaried Employee
    Stock Purchase Plan.................    29,473     469,210
  Common Stock acquired and
    retired.............................   (53,000)   (920,000)
  Shares issued under Stock Incentive
    Plan................................     3,975          10
  Restricted shares issued under Stock
    Incentive Plan......................    24,500     392,000
  Shares issued under Stock
    Incentive Plan for Non-Employee
    Directors...........................     1,000      17,000
                                         ---------  ----------
BALANCE AT NOVEMBER 2, 1997............. 2,789,527  $4,989,622
                                         ---------  ----------
                                         ---------  ----------

In 1988, as part of a shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right entitles its holder to buy one one-hundredth of a share of the Corporation's Series A Cumulative Preferred Stock at an exercise price currently in excess of market value. The rights will become exercisable only if a person or group acquires or obtains the right to acquire, 20% or more of the Corporation's common stock (an "Acquiring Person") or commences a tender offer that would result in the offeror owning 30% or more of the Corporation's outstanding common stock ("Triggering Events"). If an Acquiring Person acquires 30% or more of the Corporation's common stock or engages in certain other transactions with the Corporation, each right will entitle the holder, other than an Acquiring Person, to acquire the Corporation's Series A Preferred Stock or, at the option of the Corporation, other securities or property, having a value equal to twice the right's exercise price. Likewise, if the Corporation is acquired in a merger of other business combination, or the Corporation sells more than 50% of its earnings power or assets, each right will entitle the holder, other that an Acquiring Person, to purchase securities of the acquiring entity with a market value equal to twice the right's exercise price. The rights expire December 15, 1997, and are subject to redemption at the discretion of the Corporation's Board of Directors at a price of $0.01 per right within 10 days following the occurrence of a Triggering Event, subject to extension of the period by the Board of Directors. The Corporation has authorized one million shares of cumulative preferred stock, of which 500,000 shares have been designated as Series A Cumulative Preferred Stock reserved for issuance upon exercise of such rights.

Note 5. Stock Purchase and Incentive Plans

The Salaried Employees Stock Purchase Plan provides for the sale of Common Stock annually based on payroll deductions of up to 8% of employee compensation at a price equal to 70.7% of market price on the date of purchase. Compensation expense recognized in 1997, 1996, and 1995 related to the Plan was $218,081, $198,458, and $179,003, respectively. At November 2, 1997, 27,087 shares are to be issued pursuant to the Plan's provisions, after which there will remain 79,606 shares available for purchase in the future.

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

                                  Pulaski Furniture Corporation and Subsidiaries

 ................................................................................

At November 2, 1997, outstanding options and SARs under the Stock Incentive Plan were as follows:

                                        Number         Option Price
                                       of Shares         Per Share
                                       ---------    -------------------
Outstanding at October 29, 1995           97,500     $   14.75 -- $18.75
                                       ---------
                                       ---------
  Exercised                                   -
  Expired or canceled                         -
                                       ---------
Outstanding at November 3, 1996          97,500      $   14.75 -- $18.75
  Exercised                             (30,000)     $  14.75 -- $17.375
  Expired or canceled                   (15,000)     $             18.75
                                       ---------
Outstanding at November 2, 1997           52,500     $   14.75 -- $18.75
                                       ---------
                                       ---------

All shares under option at November 2, 1997 are exercisable. All shares issued upon exercise of options during the three years ended November 2, 1997 related to options granted between December 3, 1987 and December 6, 1991.

The Stock Incentive Plan, as amended in 1991, permits the committee of the Board of Directors to make awards of the Corporation's common stock upon such terms and conditions as may be established by the committee. Restrictions on shares issued under the plan lapse at the rate of 20% of the stock per year. Upon issuance of restricted stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to stockholders' equity and subsequently amortized on the ratable vesting period method. Amortization of $344,003 and $360,385 was recorded in fiscal 1997 and 1996, respectively. At November 2, 1997, there are 110,600 shares available for future issuance.

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

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets:

                                    November 2,   November 3,
                                       1997          1996
                                    -----------   -----------
Actuarial present value of benefit
  obligation:
Accumulated benefit obligation,
  including vested benefits of
  $8,990,455 in 1997 and 1996,
  respectively..................... $ 9,893,938   $9,181,517
                                    -----------   -----------
                                    -----------   -----------
Projected benefit obligation for
  service rendered to date......... $13,458,480   $12,477,624
Plan assets at fair value..........  15,468,996   13,171,961
                                    -----------   -----------
Projected benefit obligation less
  than plan assets.................   2,010,516      694,337
Unrecognized net gain from past
  experience different from that
  assumed..........................  (2,446,108)    (628,607 )
Unrecognized net asset at November
  2, 1987..........................    (250,457)    (300,548 )
                                    -----------   -----------
Net pension liability recognized
  in balance sheet................. $  (686,049)  $ (234,818 )
                                    -----------   -----------
                                    -----------   -----------

Net pension cost included the following components:

                          1997          1996          1995
                       -----------   -----------   -----------
Service cost.......... $   578,102   $   563,784   $   513,188
Interest cost on
  projected benefit
  obligation..........     918,759       879,694       814,413
Actual gain on plan
  assets..............  (2,775,867)   (1,227,984)   (1,948,326)
Net amortization and
  deferral............   1,735,235       295,855     1,104,832
                       -----------   -----------   -----------
Net periodic pension
  cost................ $   456,229   $   511,349   $   484,107
                       -----------   -----------   -----------
                       -----------   -----------   -----------

Assumptions used in accounting for the pension plan were:

                                            1997   1996   1995
                                            ----   ----   ----
Weighted average discount rate............. 7.5%   7.5%   7.5%
Rate of increase in compensation level..... 6.0%   6.0%   6.0%
Expected long term rate of return on
  assets................................... 8.0%   8.0%   8.0%

100.0% of plan assets at November 2, 1997 are invested in listed stocks and bonds.

The Corporation also sponsors an unfunded Supplemental Executive Retirement Program (SERP), which is a nonqualified plan that provides additional retirement benefits to certain key employees. Pension expense recognized in 1997, 1996, and 1995 related to the SERP was $267,486, $306,482, and $305,652, respectively. At November 2, 1997, the projected benefit obligation for

Pulaski Furniture Corporation and Subsidiaries

 ................................................................................

this plan totaled $2,707,534, of which an unrecognized net obligation of $124,115 and unamortized prior service cost of $281,018 are subject to later amortization. The remaining $2,377,779 is an additional pension liability recognized in the balance sheet at November 2, 1997.

Note 7. Income Taxes

The provision for income taxes consisted of the following:

                           1997          1996         1995
                        -----------   ----------   -----------
Current:
  Federal.............. $  (274,172)  $2,150,912     1,785,245
  State................       9,308      250,609       235,004
                        -----------   ----------   -----------
                           (264,864)   2,401,521     2,020,249
Deferred:
  Federal..............    (100,075)       1,088       108,755
  State................    (979,251)      28,391        28,496
                        -----------   ----------   -----------
                         (1,079,326)      29,479       137,251
                        -----------   ----------   -----------
                        $(1,344,190)  $2,431,000   $ 2,157,500
                        -----------   ----------   -----------
                        -----------   ----------   -----------

The total provision for income taxes varied from the U.S. federal statutory rate for the following reasons:

                                         1997    1996    1995
                                         -----   -----   -----
Statutory federal income
  tax rate.............................. 34.0 %  34.0 %  34.0 %
Tax credits.............................                 (1.3)
State income tax, net of federal
  tax benefit...........................  1.6     2.7     2.6
Change in valuation allowance...........                 (3.8)
Other...................................   .1     (.6)    1.0
                                         -----   -----   -----
Effective tax rate...................... 35.7 %  36.1 %  32.5 %
                                         -----   -----   -----
                                         -----   -----   -----

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

                      November 2,   November 3,   October 29,
                         1997          1996          1995
                      -----------   -----------   -----------
Deferred tax
 liabilities:
 Depreciation........ $(4,729,947)  $(5,093,334)  $(4,914,903)
 Inventory
  valuation..........          0             0       (15,103 )
                      -----------   -----------   -----------
  Total deferred tax
   liabilities....... (4,729,947 )  (5,093,334 )  (4,930,006 )
Deferred tax assets:
 Deferred
  compensation.......    987,510       927,793       835,761
 Receivable
  allowance..........    349,961       331,542       368,380
 Net operating loss
  carryforwards......          0        70,284       132,522
 Inventory
  valuation..........    627,928        20,709             0
 Other...............    298,877       268,293       210,347
                      -----------   -----------   -----------
  Total deferred tax
   assets............  2,387,767     1,618,621     1,547,010
 Valuation allowance
  for deferred tax
  assets.............          0       (70,284 )    (132,522 )
                      -----------   -----------   -----------
  Net deferred tax
   assets............  2,264,276     1,548,337     1,414,488
                      -----------   -----------   -----------
  Net deferred
   liabilities....... $(2,465,671)  $(3,544,997)  $(3,515,518)
                      -----------   -----------   -----------
                      -----------   -----------   -----------
  Deferred tax
   liability......... $(3,742,437)  $(4,144,832)  $(4,094,245)
  Deferred tax
   assets............  1,276,766       599,835       578,727
                      -----------   -----------   -----------
  Net deferred tax
   liability......... $(2,465,671)  $(3,544,997)  $(3,515,518)
                      -----------   -----------   -----------
                      -----------   -----------   -----------

The valuation allowance was reduced in 1995 by $250,442 as a result of the collection of advances to and sale of investment in the investee company.

The Corporation made income tax payments of $1,630,000, $1,310,000, and $2,520,000, in 1997, 1996, and 1995, respectively.

Note 8. Other Income

Other income for 1995 includes a gain of $327,986 for the sale of the Corporation's investment in the investee company on October 6, 1995.

Note 9. Special Charges

On July 28, 1997, the Corporation announced that it would record pre-tax charges, in the third quarter of 1997, totaling approximately $9.2 million ($5.9 million after taxes, or $2.10 per share). These charges relate to the elimination of the Corporation's domestic seating line and related inventories, the divestiture of Craftique, Inc. and the discontinuance of certain other product lines. Of the charges, approximately $9.0 million is included in cost of sales for inventory write-downs, with the remaining charges related to assets no longer being used included in miscellaneous expense.

Report of Independent Auditors
 ................................................................................

Board of Directors and Stockholders
Pulaski Furniture Corporation

We have audited the accompanying consolidated balance sheets of Pulaski Furniture Corporation and Subsidiaries as of November 2, 1997 and November 3, 1996, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended November 2, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Furniture Corporation and Subsidiaries at November 2, 1997 and November 3, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 2, 1997 in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young LLP

Winston-Salem, North Carolina
November 26, 1997

[Picture]
791258 Four Sided Bookcase

Not only a conversation piece but an exceptional storage/display unit. Finished in weathered bronze and showing intricate carved details--Pulaski's four sided bookcase adds an inviting feel anywhere.

[Picture]
815014 Hand Painted Valet

After a day on the course, this hand painted valet is the golfer's choice for "keeping it all together." Two storage drawers, top tray, coat rack and hanging bar for slacks. Ideal for the Golf connoisseur.

                               [Picture]
                   13432 Corner Curio  The cast shell
                   detailing brings inspiration to any
                   ordinary corner. A lighted interior,
                   mirrored back, adjustable shelves and
                   shown in the Nantucket finish highlight
                   the features in our collectable curio.

Officers
 ................................................................................

JOHN G. WAMPLER
  President and Chief Executive Officer

IRA S. CRAWFORD
  Vice President-Administration;
  Secretary

RANDOLPH V. CHRISLEY
  Vice President-Sales

JAMES H. KELLY
  Vice President-Product
  Development

JASON A. GIBBS
  Vice President-Chief Financial
  Officer; Treasurer

JAMES W. STOUT
  Vice President-Manufacturing

Directors
 ................................................................................

BERNARD C. WAMPLER
  Chairman of the Board

JOHN D. MUNFORD*
  Retired Vice Chairman of Union
  Camp Corporation, Franklin, Va.

JOHN W. STANLEY
  Retired Chairman of the Board
  of Blue Ridge Transfer
  Company, Inc., Roanoke, Va.

HARRY J.G. VAN BEEK*
  President, Klockner Capital
  Corporation, Gordonsville, Va.

JOHN G. WAMPLER
  President and Chief Executive
  Officer of Pulaski Furniture
  Corporation

HARRY H. WARNER*
  Financial Consultant,
  Lexington, Va.

HUGH V. WHITE, JR.
  Partner of Hunton & Williams-
  Attorneys, Richmond, Va.

*Member of Audit Committee

Corporate Data
 ................................................................................

CORPORATE OFFICES
  Pulaski Furniture Corporation
  One Pulaski Square
  P.O. Box 1371
  Pulaski, Virginia 24301
  (540) 980-7330

STOCK TRANSFER AGENT AND
DIVIDEND DISBURSING AGENT
  First Union National Bank
  of North Carolina-Shareholder
  Services
  1525 West W. T. Harris Blvd. 3C3
  Charlotte, NC 28288-1153
  (800) 829-8432

STOCK LISTING
  Traded Over-The-Counter
  NASDAQ Symbol-PLFC

LEGAL COUNSEL
  Hunton & Williams
  Richmond, Virginia

ANNUAL MEETING
The Annual Meeting of Stockholders of
Pulaski Furniture Corporation will be held on Friday, February 13, 1998 at
10 a.m. at the Roanoke Airport Marriott, Roanoke, Virginia.

ADDITIONAL INFORMATION
A copy of Form 10-K, the Annual Report
filed with the Securities and Exchange
Commission, is available without charge to stockholders upon written request directed to the Corporation, attention Secretary.

[Picture]
51000-TUSCANY COLLECTION
The "Tuscany Collection" offers bedroom and occasional tables inspired by ornate
European designs. Tuscany features delaropia and other detailed hand carvings. A stunning collection.