Form 10-K, Exhibit 13
period 1998-11-01
PULASKI FURNITURE CORP
filed 1999-01-25
CIK 81112

Exhibit 13


                                   Designing
                                for the Future

                                   [PFC LOGO]

                                    Pulaski
                             Furniture Corporation

                              1998 Annual Report

CONTENTS
-------------------------------------------------------------------------------

Message to Shareholders                       1
General Information                           2
Selected Financial Data                       3
Forward Looking Statements                    3
Management's Discussion and Analysis          4
Consolidated Balance Sheets                   6
Consolidated Statements of Operations
     and Retained Earnings                    8
Consolidated Statements of Cash Flows         9
Notes to Consolidated Financial Statements   10
Report of Independent Auditors               15


[PHOTO]
This beautiful secretary is one of the newest introductions to our Accentrics division. It features a drop down lid, two drawers and hand painted decorations.

1998 MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------

[PHOTO]
Officers of Pulaski Furniture Corporation (Seated L-R: Ira S. Crawford, John G. Wampler, Jason A. Gibbs.
Standing L-R: James H. Kelly, Randolph V. Chrisley, James W. Stout, Paul T. Purcell, Raymond E. Winters, Jr.)

We made major changes in 1997 to better position Pulaski Furniture for the future. The timing for the restructuring was fortuitous, as the retail of residential furniture was healthy throughout 1998, providing an improved environment for our marketing and manufacturing initiatives. All facets of the Corporation showed improvement as we focused on our core businesses and recorded profits in every division. Sales from continuing operations increased 13 percent as they reached $172,359,000 in 1998. Earnings were at record levels with a net income of $6,397,000 or $2.25 per share.

We are pleased to have shown substantial improvement and to have met the goals that were set for the 1998 fiscal year; however, we are far from satisfied with the results. We feel that we have the domestic facilities and international sourcing structure to grow sales and to increase our earnings. The entire Pulaski Furniture team is well coordinated and highly focused as we endeavor to show another year of improvement in 1999. We do not know if the retail sales of furniture will continue their current expansion, but we will continue to scrutinize every aspect of our business to enhance earnings and to improve shareholders' value.

We announced the anticipated acquisition of Dawson Furniture Company of Webb City, Missouri, in the fourth quarter. We understand Dawson's business well in that it is a low cost manufacturer of solid wood occasional and bedroom furniture. The transaction should be completed early next year and is expected to be accretive to earnings in 1999. Dawson Furniture is a blueprint for a good investment. It is a well run manufacturer of quality products that fit into our niches. The management team has unquestionable integrity, a deep understanding of the furniture business, and ample energy to execute the necessary marketing and manufacturing initiatives to achieve outstanding results. Current management plans to stay with the Company after the acquisition is completed.

We have a well trained work force and our factories are modern and well equipped. We will continue to make astute investments in the proper equipment and systems to enhance our competitiveness. We feel that the import division will provide the best opportunities for growth in the future, therefore we will deploy more resources in support of this division.

We appreciate the efforts of our employees and sales representatives this year. We also want to thank our Board of Directors for their assistance and guidance during 1998.

Sincerely,


/s/ John G. Wampler
-------------------------
John G. Wampler
President

1998 Annual Report                  1              Pulaski Furniture Corporation

GENERAL INFORMATION
--------------------------------------------------------------------------------


   Organized in Virginia in 1955, the Corporation manufactures and sells medium-priced wooden bedroom, dining room and occasional furniture produced in its manufacturing plants located in Pulaski, Dublin, and Martinsville, Virginia. The Corporation also has a veneer plant located in Dublin, Virginia, which produces veneer used at all manufacturing plants. The Corporation's Ridgeway Clock division manufactures grandfather, mantel and wall clocks and is located in Ridgeway, Virginia. The Corporation also has an import division that supplements its' product mix with furniture and components parts.

   At November 1, 1998, the end of the Corporation's 1998 fiscal year, 2,864,939 shares of the Corporation's 10 million authorized shares of Common Stock were outstanding. In addition, the Corporation has authorized one million shares of Cumulative Preferred stock of which no shares were outstanding.

MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------


   Pulaski Furniture Corporation's stock is listed on the NASDAQ National Market System, which is the most active listing of over-the-counter quotations. During the fiscal year 1998, the Corporation believes that Wheat First Union, of Richmond, Virginia, was the most active market maker for the stock. The Corporation has approximately 800 shareholders of record as of November 1, 1998. The range of closing sales prices as reported by NASDAQ and cash dividends for the last two fiscal years are listed in the following chart. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

SALES PRICES OF COMMON STOCK
---------------------------------------------------

Fiscal          1998             Dividends
Quater          High      Low  Declared 1998
---------------------------------------------------
First          $19.75   $17.75    $0.17
Second          26.00    18.75    $0.17
Third           27.00    24.00    $0.17
Fourth          25.50    19.50    $0.17


Fiscal          1997             Dividends
Quater          High      Low  Declared 1997
---------------------------------------------------
First          $18.25   $15.50    $0.17
Second          18.25    15.00    $0.17
Third           18.50    15.50    $0.17
Fourth          19.50    17.25    $0.17

[PHOTO]
The Accentrics division of Pulaski Furniture debuts their Orient Collection at the High Point Furniture Market. Featured in their collection is this 63" tall chest with two tone hand applied Antique finish and antiqued hardware with that special oriental flair.

Pulaski Furniture Corporation                2                1998 Annual Report

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------
                                                              Years Ended
-------------------------------------------------------------------------------------------------------
                               November 1,    November 2,     November 3,   October 29,    October 30,
                                  1998           1997            1996           1995          1994
-------------------------------------------------------------------------------------------------------
Net Sales                    $ 172,359,659   $158,942,459   $ 166,646,062   $172,842,105   $148,698,029
Net Income                       6,397,397     (2,422,844)      4,308,067      4,475,171      3,168,494
Diluted Earnings Per Share            2.25           (.87)           1.51           1.56           1.10
Total Assets                   117,627,771    110,879,450     124,335,635    118,675,813    112,750,099
Long-Term Debt                  23,764,884     25,774,173      27,851,222     29,354,804     31,398,173
Cash Dividends Per Share              0.68           0.68            0.64           0.60           0.56
Book Value Per Share                 20.46          19.10           20.72          19.78          18.69
Net Working Capital             51,504,949     48,984,594      52,771,424     51,787,988     47,203,234
Current Ratio                          2.8            2.9             2.6            2.9            3.1

QUARTERLY RESULTS OF OPERATIONS (Unaudited)
--------------------------------------------------------------------------------

   The following is a tabulation of the unaudited quarterly results of operations for the fiscal years ended November 1, 1998 and November 2, 1997 (dollars in thousands, except earnings per share).

                              First Quarter   Second Quarter  Third Quarter   Fourth Quarter      Total
                              (12 Weeks in     (12 Weeks in    (12 Weeks in    (16 Weeks in    (52 Weeks in
                             1998 and 1997)   1998 and 1997)  1998 and 1997)  1998 and 1997)  1998 and 1997)
------------------------------------------------------------------------------------------------------------
November 1, 1998
  Net sales                     $36,310         $39,268         $32,687         $64,095        $172,360
  Gross profit                    7,095           7,763           6,809          15,351          37,018
  Net income                      1,000           1,158             533           3,706           6,397
  Basic earnings per share         0.36            0.41            0.19            1.31            2.27
  Diluted earnings per share       0.35            0.41            0.19            1.30            2.25

November 2, 1997
  Net sales                     $35,422         $35,322         $30,054         $58,144        $158,942
  Gross profit                    6,935           7,390          (3,167)a        13,465          24,623
  Net income                        664             852          (5,745)a         1,806          (2,423)
  Basic earnings per share*        0.24            0.30           (2.06)a          0.65           (0.87)
  Diluted earnings per share*      0.23            0.30           (2.06)a          0.64           (0.87)

(a) Note: 1997 income includes a non-recurring non-cash write-off of certain assets and inventories amounting to $9,270,269 pre-tax ($5,923,702 after taxes, or $2.10 per share) announced July 28, 1997.

*Note: Earnings (loss) per share ("EPS") amounts have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share", which replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively.

FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

   Some of the information presented in the following report, particularly in the Year 2000 Update of the Management Discussion and Analysis and in the Capital Resources and Liquidity Section, constitutes forward-looking comments within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Corporation believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, the timing of orders received from customers, the gain or loss of significant customers, competition from other manufacturers, changes in the demand for the Corporation's products, increases in the cost of the product, changes in the market in general, fluctuations in currencies, and possible problems incurred in the Year 2000 strategic plan.

1998 Annual Report                3                Pulaski Furniture Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

1998 Compared to 1997
-------------------------------------------------------------------------------
   The fiscal 1998 net income was $6,397,397, or $2.25 per share compared to net loss of $2,422,844, or $0.87 per share for fiscal 1997. The 1997 net loss included non-recurring, non-cash after tax write-down of certain assets and inventories amounting to $5,923,702 or $2.10 per share.

   The Corporation shipped 15% more units in fiscal 1998 at a higher average unit price of approximately 2%. The increase in sales was due, primarily, to the development of marketing programs that capitalized on the improvement in the retail furniture environment during fiscal 1998. The Corporation is not certain how long this improvement in the retail furniture environment will last into the future. Export sales for fiscal 1998 were approximately 7% of net sales compared to approximately 5% in 1997.

   Cost of products sold for fiscal 1997 included an inventory write-down of $9,047,698. Excluding the write-down, cost of products sold for fiscal 1997 was 78.81% versus 78.52% for fiscal 1998.

   Selling, general and administrative expenses as a percentage of net sales were 14.65% for fiscal 1998 and 16.15% for fiscal 1997. The decrease in the percentage is due to the increased sales without increases in expenses.

   The Corporation's average amount of outstanding indebtedness for borrowed money was $40,802,594 in fiscal 1997 and $31,419,610 in fiscal 1998. The weighted average borrowing rates for the three fiscal years of 1996, 1997 and 1998 were 5.68%, 5.65% and 5.40% respectively. The lower interest expense for fiscal 1998 was due to the lower average outstanding indebtedness and the lower interest rates.

   Miscellaneous other deductions for fiscal 1997 included a loss on disposal of the Craftique division and the domestic seating line.

1997 Compared to 1996
--------------------------------------------------------------------------------
   The fiscal 1997 net loss was $2,422,844, or $0.87 per share compared to net income of $4,308,067, or $1.51 per share for fiscal 1996.

   The 1997 net loss included a non-recurring non-cash write-down of certain assets and inventories amounting to $9,270,269 pre-tax ($5,923,702 after taxes, or $2.10 per share) announced July 28, 1997. Excluding the write-off, pre-tax earnings were $5,503,233 for fiscal 1997 compared to $6,739,607 for fiscal 1996, a decrease of 18.34%. The decrease was caused, in part, by a reduction in net sales of approximately $7,704,000 in 1997. The 4.6% reduction in net sales was caused by a lower demand for the Corporation's furniture in fiscal 1997, by the elimination of the domestic seating line and by the sale of the Craftique division. Additionally, fiscal 1997 comprised 52 weeks (16 weeks in the fourth quarter), whereas fiscal 1996 comprised 53 weeks (17 weeks in the fourth quarter).

   The Corporation shipped approximately 5% fewer units in 1997 at an average unit price of approximately 3% more. The decrease in units shipped was caused by the lower demand in fiscal 1997. Export sales for fiscal 1997 were approximately 5% of net sales compared to approximately 6% in 1996.

   Cost of products sold included $9,047,698 of inventory costs which were written down in the third quarter of fiscal 1997. Excluding the write-down, cost of products sold for fiscal 1997 was 78.81% versus 79.19% for fiscal 1996. Although factory labor decreased, the percentage of factory labor to sales was 21.35% for fiscal 1997 compared with 20.83% in fiscal 1996. Overall, the Corporation was not able to reduce labor in proportion to the decrease in production and sales volume.

   Selling, general and administrative expenses as a percentage of net sales were 16.15% for fiscal 1997 and 15.47% for fiscal 1996. The largest increases were in the categories of showroom and warehouse expenses, bad debts, advertising, education and training and depreciation of new computers.

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

Interest Risk Disclosures
--------------------------------------------------------------------------------
   Because the Corporation's obligations under the bank credit agreements bear interest at variable rates, the Corporation is sensitive to changes in prevailing interest rates. A 10% fluctuation in market interest rates would not have a material impact on earnings during the 1999 fiscal year, however.

Year 2000 Update
--------------------------------------------------------------------------------
   The Corporation realizes that the Year 2000 presents many challenges for information systems and the overall exchange of business related information. To address this event, management has embarked on a strategic plan to ensure that the needs of the Year 2000 are met and that the costs are understood. Based on the assessments made pursuant to the strategic plan, the Corporation determined that it would be required to modify or replace significant portions of its software so that its computer systems would properly reflect dates beyond December 31, 1999. The Corporation realizes that if such modifications were not made, or in the

Pulaski Furniture Corporation              4                  1998 Annual Report
event they are not completed in a timely manner, the Year 2000 issue could have a material impact on the operations of the Corporation. The Corporation's Year 2000 remediation efforts progressed through the selection phase into a testing phase in the beginning of the fourth fiscal quarter of 1998, where both internal and external resources were employed to modify and test new enterprise software. These efforts culminated in the recent installation, as of the 1998 fiscal year end, of the necessary equipment and software to assure that the computer systems are Year 2000 compliant. Additionally, the Corporation has undertaken to identify critical areas outside of the information systems where the Year 2000 issue could have an adverse impact on the Corporation.

   The principal cost associated with the Year 2000 issue has been the purchase of compliant enterprise software and the requisite hardware over which it operates. Additional support applications have been purchased or developed in-house as needed, and the total software costs to date have not exceeded, nor are expected to exceed, $700,000. Compliant hardware was put into service over the past three years in conjunction with the Corporation's migration to a client-server network, which was a planned upgrade unrelated to the Year 2000 issue. Additional hardware has been purchased in 1998 relating specifically to the Year 2000 enterprise software at a cost not exceeding $100,000. No further hardware requirements have been identified with the Year 2000 issue. User education and training costs to date have amounted to less than $100,000 and are not expected to exceed that amount in total. At the present time, the Corporation believes there are no other material costs which relate to the Year 2000 issue. Funding for the Year 2000 project has been provided by cash generated from operations. The project expenditures are being capitalized or expensed as appropriate, and are not expected to have a material effect on the results of operations.

   The Corporation cannot fully assess the risks of the Year 2000 problem due to the numerous uncertainties surrounding the issue. Management believes that the primary risks are external to the Corporation and relate solely to the Year 2000 readiness of the Corporation's business partners. Formal communications with all significant suppliers, customers and financial service organizations of the Corporation are currently underway to determine the extent to which the Corporation might be made vulnerable by those third parties' failure to remediate their own Year 2000 issue. The Corporation has determined that it has no exposure to contingencies related to the Year 2000 issue for products already sold.

   The failure to correct a material Year 2000 problem could result in an interruption, or a failure of certain normal business activities or operations, which could materially and adversely affect the Corporation's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Corporation is unable to determine at this time whether the consequences of Year 2000 problems will have a material impact on the Corporation's results of operations, liquidity or financial condition.

CAPITAL RESOURCES & LIQUIDITY
--------------------------------------------------------------------------------

   Net cash provided by operating activities for the year totaled approximately $7,842,000. Trade receivables increased approximately $1,685,000, and inventories increased approximately $7,646,000. The inventory increase is due to the Corporation's response to the higher demand for household furniture.

   The Corporation has short-term lines of credit totaling $16,000,000 with interest not to exceed prime rates. At November 1, 1998, which was approximately the middle of the Corporation's heaviest shipping season, the Corporation had $12,000,000 outstanding under these credit lines. The Corporation reduced overall debt by approximately $2,009,000 in fiscal 1998.

   Because of the available lines of credit, the strong working capital position, and its ability to generate cash through operations, the Corporation believes it has adequate liquidity to meet its short-term and long-term debt obligations, cover its capital expenditures, pay cash dividends and to continue controlled growth indefinitely.

   The Corporation has signed a Letter of Intent to purchase a furniture company located in Southwest Missouri. The Corporation intends to borrow approximately $17,000,000 in fiscal 1999 to finance the cost of the acquisition which is expected to require approximately $17,000,000, including initial working capital. The Corporation expects to service the new debt with earnings from operations of the acquired facility. No other borrowings are contemplated by the Corporation at this time.


DISCUSSION-FOURTH QUARTER
--------------------------------------------------------------------------------

   The increase in sales in the fourth quarter of fiscal 1998, compared to the fourth quarter of fiscal 1997 was caused, primarily, by the Corporation's response to the improvement in the retail furniture environment in the 1998 quarter. The increase in net income was caused, primarily, by the strong sales gains, which resulted in higher capacity utilization and improved manufacturing efficiencies. The fourth quarter is normally the Corporation's strongest quarter for sales and earnings.

   The Board of Directors at its December 11, 1998, meeting declared a dividend of 17 cents per common share payable on January 4, 1999 to shareholders of record December 18, 1998, and authorized the purchase by the Corporation of up to 200,000 shares of its common stock presently outstanding.

1998 Annual Report                 5               Pulaski Furniture Corporation

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------
                                                              November 1,    November 2,
                                                                 1998            1997
----------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                   $1,452,166     $ 2,702,339
  Trade receivables, less allowance of $950,000
    in 1998 and in 1997                                       38,411,214      36,726,320
  Inventories:
   Finished furniture                                         19,944,327      18,126,731
   Furniture in process                                        5,839,888       3,549,265
   Raw materials                                              13,205,339       9,667,753
----------------------------------------------------------------------------------------
                                                              38,989,554      31,343,749
  Prepaid expenses                                               802,637         874,515
  Recoverable income taxes                                            --       1,473,577
  Deferred income taxes                                          687,212       1,276,766
----------------------------------------------------------------------------------------
Total current assets                                          80,342,783      74,397,266

Property, plant and equipment:
  Land                                                           426,710         426,710
  Buildings                                                   32,771,313      32,446,950
  Machinery and equipment                                     55,327,271      51,331,178
  Furniture, fixtures and office equipment                     5,618,291       4,951,973
  Vehicles                                                       604,068         571,222
----------------------------------------------------------------------------------------
                                                              94,747,653      89,728,033
  Less allowances for depreciation                            59,522,800      54,480,356
----------------------------------------------------------------------------------------
                                                              35,224,853      35,247,677
Other assets
Cash surrender value of life insurance, less loans
  of $220,468 in 1998 and $802,273 in 1997                     2,049,120       1,223,492
Other                                                             11,015          11,015
----------------------------------------------------------------------------------------
                                                               2,060,135       1,234,507
----------------------------------------------------------------------------------------
                                                            $117,627,771    $110,879,450
========================================================================================


Pulaski Furniture Corporation              6                  1998 Annual Report

                                                         November 1, 1998  November 2, 1997
------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable and accrued expenses:
   Accounts payable                                           $7,684,327     $ 6,222,174
   Wages and commissions                                       3,948,283       2,901,691
   Payroll taxes and taxes withheld from employees               355,056         400,110
   Other accrued expenses                                      2,096,035       1,888,697
------------------------------------------------------------------------------------------
                                                              14,083,701      11,412,672

  Notes payable                                               12,000,000      12,000,000
  Current portion of long-term debt                            2,000,000       2,000,000
  Federal and state income taxes                                 754,133              --
------------------------------------------------------------------------------------------
Total current liabilities                                     28,837,834      25,412,672


Deferred compensation                                          2,875,084       2,680,686
Deferred income taxes                                          3,532,191       3,742,437
Long-term debt                                                23,764,884      25,774,173

Stockholders' equity:
  Common stock (authorized 10,000,000 shares, issued
   shares, 2,864,939 in 1998 and 2,789,527 in 1997)            6,328,363       4,989,622
  Retained earnings                                           52,955,435      48,479,127
  Unamortized restricted stock                                  (666,020)       (199,267)
------------------------------------------------------------------------------------------
Total stockholders' equity                                    58,617,778      53,269,482
------------------------------------------------------------------------------------------
                                                            $117,627,771    $110,879,450
==========================================================================================

See accompanying notes to consolidated financial statements.

1998 Annual Report                      7          Pulaski Furniture Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS

--------------------------------------------------------------------------------------------
                                                                Years Ended
--------------------------------------------------------------------------------------------
                                                November 1,     November 2,      November 3,
                                                   1998             1997             1996
--------------------------------------------------------------------------------------------
Net sales                                      $172,359,659    $158,942,459     $166,646,062
Cost of products sold                           135,341,805     134,318,909      131,939,252
--------------------------------------------------------------------------------------------
                                                 37,017,854      24,623,550       34,706,810
Selling, general and administrative expenses     25,244,182      25,676,853       25,776,676
--------------------------------------------------------------------------------------------
                                                 11,773,672      (1,053,303)       8,930,134

Other income:
  Interest                                           56,423          21,887           36,692
  Miscellaneous                                      13,146          38,485          158,059
--------------------------------------------------------------------------------------------
                                                     69,569          60,372          194,751
--------------------------------------------------------------------------------------------
                                                 11,843,241        (992,931)       9,124,885

Other deductions:
  Interest expense                                1,804,694       2,346,434        2,343,123
  Miscellaneous                                     148,050         427,669           42,695
--------------------------------------------------------------------------------------------
                                                  1,952,744       2,774,103        2,385,818
--------------------------------------------------------------------------------------------

Income (loss) before income taxes                 9,890,497      (3,767,034)       6,739,067
Income taxes                                      3,493,100      (1,344,190)       2,431,000
--------------------------------------------------------------------------------------------
Net income (loss)                                 6,397,397      (2,422,844)       4,308,067

Retained earnings at beginning of year           48,479,127      52,804,294       50,296,885

Cash dividends (per share:  1998 - $.68;
  1997 - $.68; 1996 - $.64)                      (1,921,089)     (1,902,323)      (1,800,658)
--------------------------------------------------------------------------------------------

Retained earnings at end of year                $52,955,435     $48,479,127      $52,804,294
============================================================================================
BASIC EARNINGS (LOSS) PER SHARE                 $      2.27     $     (0.87)     $      1.52
============================================================================================
DILUTED EARNINGS (LOSS) PER SHARE               $      2.25     $     (0.87)     $      1.51
============================================================================================

See accompanying notes to consolidated financial statements.

Pulaski Furniture Corporation                8                1998 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------
                                                                           Years Ended
-------------------------------------------------------------------------------------------------------
                                                            November 1,     November 2,    November 3,
                                                                1998            1997           1996
-------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                           $ 6,397,397     $(2,422,844)    $ 4,308,067
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
   Provision for depreciation and amortization                5,481,109       5,418,042       5,108,000
   Provision for deferred income taxes                          379,308      (1,079,326)         29,479
   Provision for deferred compensation                          194,398         162,107         249,830
   Loss (gain) on sale of property, plant and equipment          (6,769)        274,165           7,721
   Changes in operating assets and liabilities:
     Trade receivables                                       (1,684,894)      2,746,718      (3,798,709)
     Inventories                                             (7,645,805)     10,434,695      (1,369,573)
     Accounts payable and
      accrued expenses                                        2,671,029      (1,381,213)         81,644
     Federal income taxes payable                             2,227,710      (2,822,262)      1,091,258
     Other                                                     (171,945)       (397,877)       (390,773)
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     7,841,538      10,932,205       5,316,944

Investing activities
--------------------------------------------------------------------------------------------------------
Purchases of property, plant and equipment                   (5,026,913)     (2,950,835)     (4,215,586)
Proceeds from sale of property, plant and equipment               3,044         701,098          14,340
Sale of investments                                                  --              --           3,600
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities                        (5,023,869)     (2,249,737)     (4,197,646)

Financing activities
--------------------------------------------------------------------------------------------------------
Issuance of common stock                                        540,591         486,220         440,722
Repurchase of common stock                                      (96,250)       (920,000)     (1,570,813)
Payment of dividends                                         (1,921,089)     (1,902,323)     (1,800,658)
Proceeds from long-term debt                                         --              --         500,000
Payments on long-term debt                                   (2,009,289)     (2,077,049)     (2,051,200)
Increase (decrease) in notes payable                                 --      (4,000,000)      4,000,000
(Payment) proceeds on life insurance loans                     (581,805)         36,173          37,955
--------------------------------------------------------------------------------------------------------
Net cash used in financing activities                        (4,067,842)     (8,376,979)       (443,994)

Increase in cash and cash equivalents                        (1,250,173)        305,489         675,304
Cash and cash equivalents at beginning of year                2,702,339       2,396,850       1,721,546
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                   $  1,452,166    $  2,702,339    $  2,396,850
========================================================================================================

See accompanying notes to consolidated financial statements.

1998 Annual Report                     9           Pulaski Furniture Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE ONE
--------------------------------------------------------------------------------
Significant Accounting Policies
--------------------------------------------------------------------------------

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

Fair Value of Financial Instruments: At November 1, 1998, the carrying amounts of the Corporation's financial instruments, including cash and cash equivalents, trade receivables and accounts payable, approximated their fair values. Management believes that the estimated fair value of the Corporation's long-term debt approximated its carrying value at November 1, 1998. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

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

Stock Based Compensation: The Corporation accounts for stock options and grants under Accounting Principals Board Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Corporation's stock at the date of grant over the exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, adoption of a fair value method of accounting for employee stock-based compensation plans. SFAS No. 123 does not have a material impact on the Corporation's financial position or results of operations.

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

Advertising Costs: The Corporation expenses advertising costs when the liabilities arise. Advertising expense for 1998, 1997 and 1996 was $1,549,000, $1,552,000 and $1,568,000, respectively.

Earnings Per Share: Effective for the Corporation's consolidated financial statements for the year ended November 1, 1998, the Corporation adopted SFAS No. 128 "Earnings per Share", which replaces the presentation of primary earnings per share ("EPS") and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS assumes the issuance of common stock for all potentially dilutive equivalent shares outstanding. All prior-period EPS data has been restated.

Other: In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130 "Reporting Comprehensive Income" and No. 131 "Disclosures About Segments of an Enterprise and Related Information," both of which the Corporation will adopt in its 1999 fiscal year. The Corporation will be required to report comprehensive income, which is the total of net income and certain other nonowner changes in shareholders' equity. SFAS No. 131, among other things, establishes standards for

Pulaski Furniture Corporation              10                 1998 Annual Report
reporting financial information about operating segments, defined as components of an enterprise about which separate financial information is available to the chief operating decision maker for purposes of assessing performance and allocating resources. The effect of SFAS No. 131 on the Corporation's financial statement disclosures has not yet been determined. The adoption of SFAS No. 130 and SFAS 131 will not affect the accounting for the Corporation's consolidated results of operations and financial position.

Reclassification: Certain reclassifications were made in prior year financial statements to conform to the 1998 presentation.

NOTE TWO
--------------------------------------------------------------------------------
Inventories
--------------------------------------------------------------------------------

   Current cost of the LIFO inventories exceeded the carrying amount by approximately $16,112,000 and $14,758,000 at November 1, 1998 and November 2, 1997, respectively.

NOTE THREE
--------------------------------------------------------------------------------
Financing Arrangements and Commitments
--------------------------------------------------------------------------------

   Long-term debt consists of the following:

                                             November 1,    November 2,
                                                1998           1997
--------------------------------------------------------------------------------
Industrial Development Revenue
  Notes, due in installments of
  $5,000,000 in 2004 and 2009             $10,000,000        $10,000,000
Notes payable under revolving
  credit facility                           9,000,000          9,000,000
Term loan agreement, due in
  quarterly installments of
  $428,572                                  6,357,142          8,321,428
Note payable at 3% interest to
  the Town of Pulaski, Virginia,
  due in monthly installments of
  $4,831 through October 1, 2006,
  collateralized by deed of trust             407,742            452,745
--------------------------------------------------------------------------------
                                           25,764,884         27,774,173
Less current maturities                     2,000,000          2,000,000
--------------------------------------------------------------------------------
                                          $23,764,884        $25,774,173
================================================================================


   Future maturities of long-term debt at November 1, 1998 are as follows:

1999                              $ 2,000,000
2000                               10,522,707*
2001                                1,763,512
2002                                1,265,018
2003                                   52,266
2004 and thereafter                10,161,381
--------------------------------------------------------------------------------
                                  $25,764,884
================================================================================

* Of this amount, $9,000,000 is extended automatically unless the bank providing the revolving credit facility gives notice of termination as described below.

   The Industrial Development Revenue Notes, which may be called prior to maturity, bear interest at tax-exempt market rates. Interest cost (including related letter of credit and servicing fees) averaged 4.08% during 1998. At the option of the Corporation, or if called prior to maturity, the notes may be placed with a bank under a letter of credit arrangement. In this event, the notes would bear interest at two-thirds of the prime rate.

   The Corporation has a note and revolving credit agreement with a bank which provides for $10 million in notes supported by a revolving credit facility. The notes bear interest at current market rates (averaged 5.70% in 1998) and are renewable on an annual basis subject to minimum annual reductions of long term debt. The agreement requires annual commitment fees of one quarter of one percent of the total amount of the revolving credit facility. At the option of the bank, the revolving credit facility may be terminated on February 28 of any year if the bank gives notice of termination not later than 60 days before March 1 of the preceding year.

   The Corporation has a term loan agreement with a bank that had an outstanding amount of $6,357,142 at November 1, 1998. The note bears interest at a variable rate not to exceed LIBOR plus 3/8% (averaged 6.25% in 1998). The agreement requires annual commitment fees of one eighth of one percent of the unused commitment.

   The agreements contain various conditions which provide, among other things, restrictions relating to the maintenance of working capital, payment of dividends and additional indebtedness. At November 1, 1998, retained earnings available for payment of dividends amounted to approximately $33,395,000.

   Under short term line of credit arrangements, the Corporation may borrow up to $16 million at November 1, 1998 which would bear interest at rates not to exceed the prime rate. At November 1, 1998, the Corporation had $12 million outstanding under these arrangements.


1998 Annual Report                11               Pulaski Furniture Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   In connection with the purchase of inventory from foreign suppliers, the Corporation has available letters of credit of approximately $11 million, with $9.0 million outstanding at November 1, 1998.

   Interest  paid  in  1998,  1997  and  1996  was  $1,708,460,  $2,299,277  and
$2,386,425, respectively.

NOTE FOUR
--------------------------------------------------------------------------------
Common Stock
--------------------------------------------------------------------------------

   Changes in Common Stock for the two years in the period ended 1998 were as follows:
                                                       Common Stock
                                                 Shares            Amount
--------------------------------------------------------------------------------
BALANCE AT NOVEMBER 3, 1996                     2,783,579       $ 5,031,402
  Shares issued under Salaried
   Employee Stock Purchase Plan                    29,473           469,210
  Common Stock acquired and
   retired                                        (53,000)         (920,000)
  Shares issued under Stock
   Incentive Plan                                   3,975                10
  Restricted shares issued under
   Stock Incentive Plan                            24,500           392,000
  Shares issued under Stock
   Incentive Plan for
   Non-Employee Directors                           1,000            17,000
--------------------------------------------------------------------------------
BALANCE AT NOVEMBER 2, 1997                     2,789,527       $ 4,989,622
  Shares issued under Salaried
   Employee Stock Purchase Plan                    27,087           514,924
  Common Stock acquired and retired                (5,000)          (96,250)
  Shares issued under Stock
   Incentive Plan                                  10,525               167
  Restricted shares issued under Stock
   Incentive Plan                                  41,600           894,400
  Shares issued under Stock Incentive
   Plan for Non-Employee Directors                  1,200            25,500
--------------------------------------------------------------------------------
BALANCE AT NOVEMBER 1, 1998                     2,864,939       $ 6,328,363
================================================================================

    In 1998, as part of a shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right entitles its holder to buy one one-hundredth of a share of the Corporation's Series A Cumulative Preferred Stock at an exercise price currently in excess of market value. The rights will become exercisable only if a person or group acquires or obtains the right to acquire, 15% or more of the Corporation's common stock (an "Acquiring Person") or commences a tender offer that would result in the offeror owning 15% or more of the Corporation's outstanding common stock ("Triggering Events"). If an Acquiring Person acquires 15% or more of the Corporation's common stock or engages in certain other transactions with the Corporation, each right will entitle the holder, other than an Acquiring Person, to acquire the Corporation's Series A Preferred Stock or, at the option of the Corporation, other securities or property, having a value equal to twice the right's exercise price. Likewise, if the Corporation is acquired in a merger or other business combination, or the Corporation sells more than 50% of its earnings power or assets, each right will entitle the holder, other that an Acquiring Person, to purchase securities of the acquiring entity with a market value equal to twice the right's exercise price. The rights expire December 15, 2007, and are subject to redemption at the discretion of the Corporation's Board of Directors at a price of $0.01 per right within 10 days following the occurrence of a Triggering Event, subject to extension of the period by the Board of Directors. The Corporation has authorized one million shares of cumulative preferred stock, of which 500,000 shares have been designated as Series A Cumulative Preferred Stock reserved for issuance upon exercise of such rights.

NOTE FIVE
--------------------------------------------------------------------------------
Stock Purchase and Incentive Plans
--------------------------------------------------------------------------------

   The Salaried Employees Stock Purchase Plan provides for the sale of Common Stock annually based on payroll deductions of up to 8% of employee compensation at a price equal to 70.7% of market price on the date of purchase. Compensation expense recognized in 1998, 1997 and 1996 related to the Plan was $210,015, $218,081 and $198,458, respectively. At November 1, 1998, 23,158 shares are to be issued pursuant to the Plan's provisions, after which there will remain 56,448 shares available for purchase in the future.

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

   At November 1, 1998, outstanding options and SARs under the Stock Incentive Plan were as follows:

                                           Number       Option Price
                                         of Shares       Per Share
--------------------------------------------------------------------------------
Outstanding at November 3, 1996            97,500     $14.75 - $18.75
---------------------------------------------------
  Exercised                               (30,000)    $14.75 - $17.375
  Expired or canceled                     (15,000)    $18.75
---------------------------------------------------
Outstanding at November 2, 1997            52,500     $14.75 - $18.75
  Exercised                               (22,500)    $14.75 - $18.75
---------------------------------------------------
Outstanding at November 1, 1998            30,000     $14.75 - $18.75
===================================================


Pulaski Furniture Corporation                12               1998 Annual Report

   All shares under option at November 1, 1998 are exercisable. All shares issued upon exercise of options during the three years ended November 1, 1998 related to options granted between December 1989 and December 1991.

   The Stock Incentive Plan, as amended in 1991, permits the committee of the Board of Directors to make awards of the Corporation's common stock upon such terms and conditions as may be established by the committee. Restrictions on shares issued under the plan lapse at the rate of 20% of the stock per year. Upon issuance of restricted stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to stockholders' equity and amortized over the vesting period. Amortization of $427,647, $344,003 and $360,385 was recorded in fiscal 1998, 1997 and 1996, respectively. At November 1, 1998, there are 69,000 shares available for future issuance.

NOTE SIX
--------------------------------------------------------------------------------
Pension Plan
--------------------------------------------------------------------------------

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

   The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets:

                                                     November 1,    November 2,
                                                        1998           1997
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
Accumulated benefit obligation,
  including vested benefits of
  $11,406,298 and $9,675,712
  in 1998 and 1997, respectively.                   $11,615,751     $9,893,938
================================================================================
Projected benefit obligation for
  service rendered to date                          $14,959,643    $13,458,480
Plan assets at fair value                            16,542,696     15,468,996
--------------------------------------------------------------------------------
Projected benefit obligation
  less than plan assets                               1,583,053      2,010,516
Unrecognized net gain from
  past experience different
  from that assumed                                  (2,242,223)    (2,446,108)
Unrecognized net asset at
  November 2, 1987                                     (200,366)      (250,457)
--------------------------------------------------------------------------------
Net pension liability recognized
  in balance sheet                                    $(859,536)   $  (686,049)
================================================================================



   Net pension cost included the following components:

                                         1998        1997           1996
--------------------------------------------------------------------------------
Service cost                          $608,698     $578,102       $563,784
Interest cost on
  projected
  benefit obligation                   989,730      918,759        879,694
Actual gain on
  plan assets                       (1,357,324)  (2,775,867)    (1,227,984)
Net amortization
  and deferral                         247,893    1,735,235        295,855
--------------------------------------------------------------------------------
Net periodic
  pension cost                        $488,997     $456,229     $  511,349
================================================================================

Assumptions used in accounting for the pension plan were:

                                                 1998      1997       1996
--------------------------------------------------------------------------------
Weighted average discount rate                  6.75%      7.5%       7.5%
Rate of increase in compensation level           5.0%      6.0%       6.0%
Expected long term rate of return on assets      8.0%      8.0%       8.0%

   100.0% of plan assets at November 1, 1998 are invested in listed stocks and bonds.

   The Corporation also sponsors an unfunded Supplemental Executive Retirement Program (SERP), which is a nonqualified plan that provides additional retirement benefits to certain key employees. Pension expense recognized in 1998, 1997 and 1996 related to the SERP was $290,754, $267,486 and $306,482, respectively. At November 1, 1998, the projected benefit obligation for this plan totaled $2,914,711, of which an unrecognized net obligation of $99,291 and unamortized prior service cost of $231,474 are subject to later amortization. The remaining $2,554,878 is an additional pension liability recognized in the balance sheet at November 1, 1998.

NOTE SEVEN
--------------------------------------------------------------------------------
Income Taxes
--------------------------------------------------------------------------------

   The provision for income taxes consisted of the following:

                        1998               1997                   1996
--------------------------------------------------------------------------------
Current:
  Federal           $2,761,427       $   (274,172)           $ 2,150,912
  State                352,365              9,308                250,609
--------------------------------------------------------------------------------
                     3,113,792           (264,864)             2,401,521
Deferred:
  Federal              289,573           (979,251)                 1,088
  State                 89,735           (100,075)                28,391
--------------------------------------------------------------------------------
                       379,308         (1,079,326)                29,479
--------------------------------------------------------------------------------
                    $3,493,100       $ (1,344,190)            $2,431,000
================================================================================


1998 Annual Report                13               Pulaski Furniture Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



   The total provision for income taxes varied from the U.S. federal statutory rate for the following reasons:


                                       1998       1997       1996
--------------------------------------------------------------------------------
Statutory federal income
  tax rate                             34.0%      34.0%      34.0%
State income tax, net of federal
  tax benefit                           2.9%       1.6%       2.7%
Foreign sales corporation and other    (1.6%)      0.1%      (0.6%)
--------------------------------------------------------------------------------
Effective tax rate                     35.3%      35.7%      36.1%
================================================================================

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

                                  November 1,        November 2,     November 3,
                                     1998               1997            1996
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                   $(4,597,007)    $   (4,729,947)    $(5,093,334)
  Inventory valuation                (84,515)                --              --
--------------------------------------------------------------------------------
  Total deferred tax
   liabilities                    (4,681,522)        (4,729,947)     (5,093,334)
Deferred tax assets:
  Deferred compensation            1,064,816            987,510         927,793
  Receivable allowance               351,842            349,961         331,542
  Net operating loss
   carryforwards                          --                 --          70,284
  Inventory valuation                     --            627,928          20,709
  Other                              419,885            298,877         268,293
--------------------------------------------------------------------------------
  Total deferred tax
   assets                          1,836,543          2,264,276       1,618,621
Valuation allowance
  for deferred tax assets                 --                 --         (70,284)
--------------------------------------------------------------------------------
  Net deferred tax
   assets                          1,836,543          2,264,276       1,548,337
--------------------------------------------------------------------------------
  Net deferred
   liabilities                   $(2,844,979)     $  (2,465,671)    $(3,544,997)
================================================================================
  Deferred tax
   liability                     $(3,532,191)     $  (3,742,437)    $(4,144,832)
  Deferred tax assets                687,212          1,276,766         599,835
--------------------------------------------------------------------------------
  Net deferred
   tax liability               $  (2,844,979)     $  (2,465,671)    $(3,544,997)
================================================================================

   The Corporation made income tax payments of $1,886,000, $1,630,000 and $1,310,000, in 1998, 1997 and 1996, respectively.



NOTE EIGHT
--------------------------------------------------------------------------------
Earnings (Loss) Per Common Share
--------------------------------------------------------------------------------

   The following table sets forth the computation of basic and diluted earnings per share:

                                    November 1,      November 2,     November 3,
                                       1998              1997           1996
--------------------------------------------------------------------------------
Numerator:
  Net income (loss)                $  6,397,397      $(2,422,844)     $4,308,067
  Numerator for
   dilutive earnings
   per share-income
   available to common
   stockholders after
   assumed conversions             $  6,397,397      $(2,422,844)     $4,308,067
================================================================================
Denominator:
  Denominator for
   basic earnings per
   share-weighted
   average shares                     2,819,838        2,789,628       2,838,836
Effect or dilutive securities:
   Employee stock options                 7,890               --           4,164
   Stock purchase plan                   12,348               --          15,303
--------------------------------------------------------------------------------
  Denominator for
   dilutive earnings
   per share-adjusted
   weighted average
   shares after assumed
   conversions                        2,840,076        2,789,628       2,858,303
================================================================================
Basic earnings (loss)
  per share                               $2.27            $(.87)          $1.52
================================================================================
Dilutive earnings (loss)
  per share                               $2.25            $(.87)          $1.51
================================================================================

NOTE NINE
--------------------------------------------------------------------------------
Special Charges

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

NOTE TEN
--------------------------------------------------------------------------------
Other


   The Company has entered into a letter of intent to purchase substantially all the assets of a furniture company for an amount expected to be less than $16 million. Execution of a definitive acquisition agreement is subject to negotiation of satisfactory terms and conditions and completion of business and financial reviews.



Pulaski Furniture Corporation                14               1998 Annual Report

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


Board of Directors and Stockholders

Pulaski Furniture Corporation

   We have audited the accompanying consolidated balance sheets of Pulaski Furniture Corporation and Subsidiaries as of November 1, 1998 and November 2, 1997, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended November 1, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Furniture Corporation and Subsidiaries at November 1, 1998 and November 2, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 1, 1998 in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
--------------------------------
Winston-Salem, North Carolina
December 1, 1998

[PHOTO]
Top right: The elegantly curved side glass of this charming curio opens up a grand view for your treasured collectibles. Shown in Brittany finish, it is also available in Eden House Cherry, Golden Oak and Stone Crackle.

Bottom right: Pulaski recently introduced "Cafe Country" to its line of kitchen and dining home furnishings. Glazed tile, beveled glass, wooden pegs, towel racks, casters and a lazy susan are just some of the features in this casual but functional group.

Pulaski Furniture Corporation               15                1998 Annual Report

[PHOTOS]
Top left: Your most cherished collectibles will enjoy the view sitting atop curved glass shelves inside this dramatic curio. They will also enjoy the side entry access, curved front glass, mirrored back and lighted interior.

Top right: The "Havana" grandfather clock is made with a rubbed cherry finish on cherry veneers and solids, and detailed book matched crotch mahogany veneers on the crown and base front. The cabinet includes carved bun feet and beveled glass. Inside, there is a brass twisted lure pendulum with 270mm bob featuring the Hemingway logo with a center pierced fretwork.

Left: Bellissimo!! recaptures its place in time. In this fine bedroom grouping, Pulaski has brought together the 16th Century Classic Renaissance period with 17th Century Baroque elements.

1998 Annual Report                 16              Pulaski Furniture Corporation

OFFICERS
-------------------------------------------------------------------------------

JOHN G. WAMPLER
  President and Chief Executive
  Officer

RANDOLPH V. CHRISLEY
  Vice President-Sales

IRA S. CRAWFORD
  Vice President-Administration
  & Investor Relations; Secretary

JASON A. GIBBS
  Vice President-Chief Financial
  Officer; Treasurer

JAMES H. KELLY
  Vice President-Product
  Development

PAUL T. PURCELL
  Vice President-Credit
  Administration

JAMES W. STOUT
  Vice President-Manufacturing

RAYMOND E. WINTERS, JR.
  Vice President-Operations


DIRECTORS
-------------------------------------------------------------------------------

BERNARD C. WAMPLER
  Chairman of the Board

HARRY J.G. van BEEK*
  President, Klockner Capital
  Corporation, Gordonsville, Va.

ROBERT C. GREENING, JR.
  Vice President and General
  Manager, Neiman Marcus
  Northbrook, Il.

O. KENTON McCARTNEY, III*
  President, Virginia Banking,
  Wachovia Bank, N.A.
  Charlottesville, Va.

JOHN G. WAMPLER
  President and Chief Executive
  Officer of Pulaski Furniture
  Corporation

HARRY H. WARNER*
  Financial Consultant,
  Lexington, Va.

HUGH V. WHITE, JR.
  Partner of Hunton & Williams
  Attorneys, Richmond, Va.

*Member of Audit Committee


CORPORATE DATA
-------------------------------------------------------------------------------

CORPORATE OFFICES
Pulaski Furniture Corporation
One Pulaski Square
P.O. Box 1371
Pulaski, VA 24301
(540) 980-7330

STOCK TRANSFER AGENT AND DIVIDEND DISBURSING AGENT First Union National Bank of North Carolina- Shareholders Services 1525 West W.T. Harris Blvd 3C3 Charlotte, NC 28288-1153
(800) 829-8432

STOCK LISTING
Traded Over-The-Counter NASDAQ Symbol-PLFC

LEGAL COUNSEL
Hunton & Williams
Richmond, Virginia

ANNUAL MEETING
The Annual Meeting of Shareholders of Pulaski Furniture Corporation will be held on Friday, February 12, 1999 at 10 a.m. at the Roanoke Airport Marriott, Roanoke, Va.

ADDITIONAL INFORMATION
A copy of Form 10-K, the Annual Report filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request directed to the Corporation, attention Secretary


[PHOTO]
Detailed in a rubbed Nantucket finish with carved mouldings, adjustable glass shelves, mirrored back, lighted interior and marble top, it is sure to enhanced any area of your home. Just imagine showing off your heirloom collections in this beautiful credenza.