Form 10-K, Exhibit 13
period 1999-10-31
PULASKI FURNITURE CORP
filed 2000-01-27
CIK 81112

Exhibit 13

                         PULASKI FURNITURE CORPORATION






                        [Photographs of furniture items]



                               1999 ANNUAL REPORT

CONTENTS

Message to Shareholders ....................................1
General Information ........................................2
Selected Financial Data ....................................3
Management's Discussion and Analysis .......................4
Consolidated Balance Sheets ................................6
Consolidated Statements of Operations
         and Retained Earnings .............................8
Consolidated Statements of Cash Flows ......................9
Notes to Consolidated Financial Statements ................10
Report of Independent Auditors ............................16




                        [Photographs of furniture items]





Pulaski's apothecary chest offers hand painted drawer labels, felt-lined drawers, and attractive glass doors for storage. This charming piece blends time and functionality together and becomes a centerpiece in a bath or powder room that creates a nostalgic atmosphere.

[Photograph of Directors Appears Here]

DIRECTORS OF PULASKI FURNITURE CORPORATION; HARRY H. WARNER, ROBERT C. GREENING, JR., JOHN G. WAMPLER, HARRY J.G. VAN BEEK, HUGH V. WHITE, JR.

1999 MESSAGE TO SHAREHOLDERS

         1999 was another year of improvement at Pulaski Furniture. Marketing initiatives paid off during the year and resulted in record sales of $198,231,000, which was a fifteen percent increase over revenues in 1998. Earnings reached record levels as net income grew twenty-four percent to $7,932,000, or $2.76 per share. The fourth quarter of 1999 marked the eighth consecutive quarter of improved earnings for the Corporation.

         As we enter the new millennium and your Corporation prepares to celebrate its forty-fifth anniversary, we continue to witness significant changes in three areas of the furniture industry. The retail base in North America is consolidating with strong regional players grabbing a larger share of the market. The proliferation of goods from offshore has accelerated and will forever transform our industry. We also see technology playing a bigger role in the furniture industry with the emergence of the Internet as a key medium for business-to-business commerce and eventually as an integral component of our retail partners' marketing plans. Pulaski Furniture is well prepared to prosper in the new furniture industry that is being shaped by these three influences.

         Our business will grow as we see more consolidation among retailers since we are fortunate to count the strongest retailers as our customers. Our customers are increasing their market share. They are sophisticated buyers who are supported by efficient systems and advanced logistics. They demand world class value and immediate delivery. We feel strongly that the days of the mediocre generalist as a supplier are gone in our industry. Our customers will buy the best of every category from a range of suppliers. Therein lies a large challenge for Pulaski Furniture in that we have been recognized as the premier supplier only in our key niches of collectors' cabinets, grandfather clocks, and imported accent pieces at medium price points. We have to develop new niches in order to achieve our long-term goal of sales growth at two to three times the rate of our industry.

         We have a clear vision to support our growth plans. We must not only maintain and grow our current niches, but must also become a key supplier of fashion forward bedroom and dining room furniture with superior quality at medium price points that we will manufacture in Asia. We introduced the first groups of this new niche at the April and October High Point markets this year. They were well received and will be our main source of growth in 2000.

         As we see more furniture from offshore, primarily from Asia, many domestic manufacturers are scrambling to establish resources overseas. Your Corporation has been sourcing in Asia for over twelve years and is well established. We have the staff and systems in place with our suppliers in Asia to seize the opportunity for growth.

         It was fortuitous that we transitioned from an environment of mid-range computers and proprietary centralized programming to a client server network in 1996. Our systems lend themselves to using the Internet as we already manage our import division with Windows based applications on the Internet. Unlike products that can be sent via UPS, our furniture requires a strong infrastructure for delivery and service. As a result, the Internet has yet to emerge as a major force for the retail of furniture. We are confident that our customers understand the challenges and possess the financial resources to figure it out, thereby ensuring that Pulaski Furniture will capture its share of e-commerce with consumers in the future.

         We were able to successfully complete the acquisition of Dawson Furniture this year, and they are now fully integrated in the Pulaski Furniture family. It is a pleasure to work with Jim Dawson, the president of Dawson, and his management team. They made a significant contribution to our bottom line this year and are poised for another good year.

         Jason Gibbs, our Chief Financial Officer, retired in 1999 after twenty-nine years of service. His professionalism and dedication to the integrity of our financial systems and reports helped build a strong company. We wish him the best in retirement.

         In closing, we must reiterate that your management team is far from satisfied with our results. We must continue to grow sales and profits, as well as continue to adapt to the changing market place and more efficiently utilize capital. We appreciate the support and patience of our shareholders. In a year that we grew the value of the company, it has been frustrating to see our stock price decline as Pulaski Furniture was caught up in the malaise of the undervalued small market capitalization stocks. Our shareholders can rest assured that management will continue to endeavor with all its energy to drive the operations of the Corporation to new levels and to enhance shareholder value.

         We appreciate the dedication and hard work of our employees and sales representatives in making this a record year. We also want to thank our Board of Directors for their support and wise counsel.

Sincerely,

/s/ John G. Wampler

John G. Wampler
President and Chief Executive Officer

1999 Annual Report                      1

GENERAL INFORMATION


         Organized in Virginia in 1955, the Corporation manufactures and sells medium-priced wooden bedroom, dining room and occasional furniture produced in its manufacturing plants located in Pulaski, Dublin, and Martinsville, Virginia as well as Webb City, Missouri. The Corporation also has a veneer plant located in Dublin, Virginia, which produces veneer used at all Virginia manufacturing plants. The Corporation's Ridgeway division manufactures grandfather, mantel and wall clocks and is located in Ridgeway, Virginia. The Corporation also has an import division that supplements its' product mix with furniture and components parts.

         At October 31, 1999, the end of the Corporation's 1999 fiscal year, 2,862,131 shares of the Corporation's 10 million authorized shares of common stock were outstanding. In addition, the Corporation has authorized one million shares of Cumulative Preferred stock of which no shares were outstanding.

MARKET AND DIVIDEND INFORMATION

         Pulaski Furniture Corporation's stock is listed on the NASDAQ National Market System, which is the most active listing of over-the-counter quotations. During the fiscal year 1999, the Corporation believes that Wheat First Securities, Inc., of Richmond, Virginia, was the most active market maker for the stock. The Corporation has approximately 700 stockholders of record as of October 31, 1999. The range of closing sales prices as reported by NASDAQ and cash dividends for the last two fiscal years are listed in the following chart. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

SALES PRICES OF COMMON STOCK

Fiscal                      1999                  Dividends
Quarter                     High     Low        Declared 1999
-------------------------------------------------------------
First........              $26.00   $19.50           $0.17
Second.......               23.063   18.625          $0.17
Third........               22.00    19.00           $0.17
Fourth.......               21.50    14.00           $0.17

Fiscal                      1998                  Dividends
Quarter                     High     Low         Declared 1998
--------------------------------------------------------------
First........             $19.75   $17.75            $0.17
Second.......              26.00    18.75            $0.17
Third........              27.00    24.00            $0.17
Fourth.......              25.50    19.50            $0.17

[Photo appears here]

MONACO'S EXQUISITE MULE CHEST HAS UNDENIABLE PRESENCE IN ANY SETTING. THIS PIECE IS A TESTAMENT TO THE STRENGTHS OF THE DESIGN ELEMENTS OF THIS GROUP, WHICH INCLUDE THE INCORPORATION OF OLD WORLD ELEGANCE AND TIMELESS CLASSIC DESIGN.


                                       2          Pulaski Furniture Corporation

SELECTED FINANCIAL DATA

                                                                                   Years Ended
                                          ------------------------------------------------------------------------------------------
                                            October 31,       November 1,      November 2,            November 3,       October 29,
                                               1999               1998             1997                  1996              1995
                                          ------------------------------------------------------------------------------------------
Net Sales                                 $ 198,230,681      $ 172,359,659      $ 158,942,459       $ 166,646,062      $ 172,842,105
Net Income                                    7,932,171          6,397,397         (2,422,844)          4,308,067          4,475,171
Earnings Per Share                                 2.76               2.25               (.87)               1.51               1.56
Total Assets                                152,866,400        117,627,771        110,879,450         124,335,635        118,675,813
Long-Term Debt                               36,379,227         23,764,884         25,774,173          27,851,222         29,354,804
Cash Dividends Per Share                           0.68               0.68               0.68                0.64               0.60
Book Value Per Share                              22.34              20.46              19.10               20.72              19.78
Net Working Capital                          60,457,667         51,504,949         48,984,594          52,771,424         51,787,988
Current Ratio                                       2.7                2.8                2.9                 2.6                2.9


QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is a tabulation of the unaudited quarterly results of operations for the fiscal years ended October 31, 1999 and November 1, 1998 (dollars in thousands, except earnings per share).

                                              First Quarter  Second Quarter   Third Quarter   Fourth Quarter       Total
                                              (12 Weeks in   (12 Weeks in     (12 Weeks in    (16 Weeks in      (52 Weeks in
                                              1999 and 1998) 1999 and 1998)   1999 and 1998)  1999 and 1998)    1999 and 1998)
                                              --------------------------------------------------------------------------------
October 31, 1999
Net Sales                                      $ 40,942        $ 43,701        $ 39,872        $ 73,716        $198,231
Gross Profit                                      7,945           8,266           8,151          18,266          42,628
Net Income                                        1,291           1,505             800           4,336           7,932
Basic earnings per share                           0.45            0.52            0.28            1.53            2.78
Diluted earnings per Share                         0.45            0.52            0.28            1.51            2.76

November 1, 1998
Net Sales                                      $ 36,310        $ 39,268        $ 32,687        $ 64,095        $172,360
Gross Profit                                      7,095           7,763           6,809          15,351          37,018
Net Income                                        1,000           1,158             533           3,706           6,397
Basic earnings per share                           0.36            0.41            0.19            1.31            2.27
Diluted earnings per share                         0.35            0.41            0.19            1.30            2.25


FORWARD LOOKING STATEMENTS

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

1999 Annual Report                   3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1999 COMPARED TO 1998

         The fiscal 1999 net income was $7,932,171, or $2.76 per share, as compared to $6,397,397, or $2.25 per share for fiscal 1998. The acquisition of Dawson Heritage Furniture Company, completed on February 28, 1999, impacted most categories in the year-to-year comparison of operations.

         Net sales increased by approximately $25.8 million, which includes $15.2 million added by the Dawson operation since February 28, 1999. It should be noted that a substantial portion, approximately 30%, of the Dawson sales contribution resulted from the reallocation of Pulaski product to Dawson facilities in order to optimize our production capacity. Excluding acquisition related sales, the increase was driven primarily by successful introductions in the bedroom casegoods segment and a strong retail environment during the fiscal year. Export sales increased slightly, but due to the addition of Dawson sales in the consolidated total, the export percentage of net sales dropped to 6% in 1999 versus 7% in 1998.

         Cost of goods sold for fiscal 1999 was 78.50% versus 78.52% for fiscal 1998. Selling, general and administrative expenses as a percentage of net sales was 14.59% for fiscal 1999 as compared to 14.65% for fiscal 1998.

         The Corporation's average amount of outstanding indebtedness was approximately $48,690,000 in fiscal 1999 versus approximately $31,420,000 in 1998. The increase was due primarily to the additional financing associated with the Dawson acquisition and to higher levels of short-term borrowing during the year. The weighted average borrowing rates for the fiscal years of 1999, 1998 and 1997 were 5.41%, 5.40% and 5.65%, respectively. Net interest expense, as a percentage of net sales, rose from 1.01% in 1998 to 1.28% in 1999 due primarily to the higher level of outstanding debt.

         Miscellaneous other income for fiscal 1999 included $484,183 for marketing related services provided to Dawson Heritage Furniture Company prior to the acquisition and $436,565 in income from marketable securities received as a result of the demutualization of a life insurance company.

1998 COMPARED TO 1997

         The fiscal 1998 net income was $6,397,397, or $2.25 per share compared to net loss of $2,422,844, or $0.87 per share for fiscal 1997. The 1997 net loss included non-recurring, non-cash after tax write-down of certain assets and inventories amounting to $5,923,702, or $2.10 per share.

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

         Cost of product sold for fiscal 1997 included an inventory write-down of $9,047,698. Excluding the write-down, cost of products sold for fiscal 1997 was 78.81% versus 78.52% for fiscal 1998.

         Selling, general and administrative expenses as a percentage of net sales were 14.65% for fiscal 1998 and 16.15% for fiscal 1997. The decrease in the percentage is due to the increased sales without increases in expenses.

         The Corporation's average amount of outstanding indebtedness for borrowed money was $40,802,594 in fiscal 1997 and $31,419,610 in fiscal 1998. The weighted average borrowing rates for the three fiscal years of 1996, 1997 and 1998 were 5.68%, 5.65% and 5.40%, respectively. The lower interest expense for fiscal 1998 was due to the lower average outstanding indebtedness and the lower interest rates.

         Miscellaneous other deductions for fiscal 1997 included a loss on disposal of the Craftique division and the domestic seating line.

INTEREST RISK DISCLOSURES

         Because the Corporation's obligations under the bank credit agreements bear interest at variable rates, the Corporation is sensitive to changes in prevailing interest rates. To mitigate this exposure, the Corporation entered into an interest rate swap agreement which effectively fixes the rate on approximately $15 million of its debt. A 10% fluctuation in market interest rates would not have a material impact on earnings during the 2000 fiscal year.

YEAR 2000 UPDATE

         The Corporation realizes that the year 2000 presents many challenges for information systems and the overall exchange of business related information. To address this event, management has embarked on a strategic plan to ensure that the needs of the Year 2000 are met and that the costs are understood. Based on the assessments made pursuant to the strategic plan, the Corporation determined that it would be required to modify or replace significant portions of its software so that its computer systems would properly reflect dates beyond December 31, 1999. The Corporation realizes that if such modifications were not made, or in the event they are not completed in a timely manner, the Year 2000 issue could have a material impact on the operations of the Corporation. The Corporation's Year 2000 remediation efforts progressed through the selection phase into a testing phase in the beginning of the fourth fiscal quarter of 1998, where both internal and external resources were employed to modify and test new enterprise software. These efforts culminated in the installation, as of the 1998 fiscal year end, of the necessary equipment and software to assure that the computer

Pulaski Furniture Corporation         4

                                  Pulaski Furniture Corporation and Subsidiaries

systems are Year 2000 compliant. Additionally, the Corporation has undertaken to identify critical areas outside of the information systems where the Year 2000 issue could have an adverse impact on the Corporation.

         The principal cost associated with the Year 2000 issue has been the purchase of compliant enterprise software and the requisite hardware over which it operates. Additional support applications have been purchased or developed in-house as needed, and the total software costs to date have not exceeded, nor are expected to exceed, $700,000. Compliant hardware was put into service over the past four years in conjunction with the Corporation's migration to a client-server network, which was a planned upgrade unrelated to the Year 2000 issue. Additional hardware was purchased in 1998 relating specifically to the Year 2000 enterprise software at a cost not exceeding $100,000. No further hardware requirements have been identified with the Year 2000 issue. User education and training costs to date have amounted to less than $100,000 and are not expected to exceed that amount in total. At the present time, the Corporation believes there are no other material costs which relate to the Year 2000 issue. Funding for the Year 2000 project has been provided by cash generated from operations. The project expenditures are being capitalized or expensed as appropriate, and are not expected to have a material effect on the results of operations.

         The Corporation cannot fully assess the risks of the Year 2000 problem due to the numerous uncertainties surrounding the issue. Management believes that the primary risks are external to the Corporation and relate solely to the Year 2000 readiness of the Corporation's business partners. Formal communications with all significant suppliers, customers and financial service organizations of the Corporation have taken place to determine the extent to which the Corporation might be made vulnerable by those third parties' failure to remediate their own Year 2000 issue. The Corporation has determined that it has no exposure to contingencies related to the Year 2000 issue for products already sold.

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


CAPITAL RESOURCES & LIQUIDITY

         Net cash used in operating activities for the year totaled approximately $5,144,000. Trade receivables increased approximately $7,710,000, net of the acquired accounts receivable. Inventories increased by approximately $14,250,000, net of the acquired inventories. The accounts receivable growth was due to a combination of overall sales growth and the addition of Dawson balances. The growth in inventories was driven by a strong order backlog and the addition of Dawson balances. The inventory growth accounts for a majority of the increase in short-term borrowings and management is actively pursuing strategies which will increase the inventory turnover and decrease the average inventory balances carried by the Corporation in fiscal 2000.

         The Corporation has short-term lines of credit totaling $25,000,000 with interest not to exceed prime rates. Additionally, the Corporation has a $30,000,000 letter of credit facility for purchases of inventory from foreign suppliers. As of October 31, 1999, the Corporation had approximately $23,000,000 outstanding under short-term borrowings and an additional $18,000,000 outstanding under letters of credit.

         Because of the available credit lines, strong working capital position, and its ability to generate cash through operations, the Corporation believes it has adequate liquidity to meet its short-term and long-term debt obligations, cover its capital expenditures, pay dividends and continue controlled growth indefinitely. The Corporation has no plans to borrow any additional long-term debt or to sell additional equity securities.

DISCUSSION-FOURTH QUARTER

         The increase in net sales is due primarily to the strong retail demand for the Corporation's products and the additional volume from the operations of Dawson Furniture Company, Inc. Dawson Furniture Company, a wholly-owned subsidiary of Pulaski Furniture Corporation, was acquired in February 1999 and contributed approximately $6.4 million and $15.2 million in net sales for the fourth quarter and year to date, respectively.

         The increase in net income is due mainly to the additional sales volume and to improved operating efficiencies. The Board also declared a dividend of 17 cents per common share payable on January 5, 2000 to shareholders of record on December 17, 1999, and authorized the purchase, by the Corporation, of up to 200,000 shares of its common stock presently outstanding.

1999 Annual Report                 5

CONSOLIDATED BALANCE SHEETS


                                                                         October 31, 1999      November 1, 1998
                                                                         ----------------      ----------------
Assets
Current assets:
         Cash and cash equivalents                                          $  1,181,998           $  1,452,166
         Marketable securities                                                   431,644                      0
         Trade receivables, less allowance of $1,156,000 in 1999
                  and $950,000 in 1998                                        47,606,680             38,411,214
         Inventories:
                  Finished furniture                                          26,903,812             19,944,327
                  Furniture in process                                         7,380,031              5,839,888
                  Raw materials                                               21,444,684             13,205,339
                                                                            ------------           ------------
                                                                              55,728,527             38,989,554
         Prepaid expenses                                                      1,325,454                802,637
         Deferred income taxes                                                   318,208                687,212
                                                                            ------------           ------------
Total current assets                                                         106,592,511             80,342,783

Property, plant and equipment:
         Land                                                                    571,954                426,710
         Buildings                                                            36,576,514             32,771,313
         Machinery and equipment                                              59,660,966             55,327,271
         Furniture, fixtures and office equipment                              5,763,396              5,618,291
         Vehicles                                                                549,267                604,068
                                                                            ------------           ------------
                                                                             103,122,097             94,747,653
         Less allowances for depreciation                                     64,361,108             59,522,800
                                                                            ------------           ------------
                                                                              38,760,989             35,224,853
Other assets:
Cash surrender value of life insurance, less loans
         of $1,486,440 in 1999 and $220,468 in 1998                              895,185              2,049,120
Excess purchase price over fair value of assets acquired, net                  6,606,700                      0
Other                                                                             11,015                 11,015
                                                                            ------------           ------------
                                                                               7,512,900              2,060,135
                                                                            ------------           ------------
                                                                            $152,866,400           $117,627,771
                                                                            ============           ============

Pulaski Furniture Corporation                6

                                  Pulaski Furniture Corporation and Subsidiaries

                                                                        October 31, 1999      November 1, 1998
                                                                        ----------------      ----------------
Liabilities and Stockholders' Equity
Current liabilities:
                  Accounts payable                                       $  11,053,104          $   7,684,327
                  Wages and commissions                                      4,087,727              3,948,283
                  Payroll taxes and taxes withheld from employees              401,312                355,056
                  Other accrued expenses                                     2,661,887              2,096,035
                                                                         -------------          -------------
                                                                            18,204,030             14,083,701

         Notes payable                                                      22,953,000             12,000,000
         Current portion of long-term debt                                   3,500,000              2,000,000
         Federal and state income taxes                                      1,477,814                754,133
                                                                         -------------          -------------
Total current liabilities                                                   46,134,844             28,837,834


Deferred compensation                                                        3,063,168              2,875,084
Deferred income taxes                                                        3,331,787              3,532,191
Long-term debt                                                              36,379,227             23,764,884

Stockholders' equity:
         Common stock (authorized 10,000,000 shares, issued
                  shares, 2,862,131 in 1999 and 2,864,939 in 1998)           6,022,027              6,328,363
         Retained earnings                                                  58,941,156             52,955,435
         Unamortized restricted stock                                       (1,005,809)              (666,020)
                                                                         -------------          -------------
Total stockholders' equity                                                  63,957,374             58,617,778
                                                                         -------------          -------------
                                                                         $ 152,866,400          $ 117,627,771
                                                                         =============          =============

See accompanying notes to consolidated financial statements.

1999 Annual Report                      7

CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS

                                                                            Years Ended
                                                   -----------------------------------------------------------
                                                     October 31,            November 1,            November 2,
                                                        1999                   1998                   1997
                                                   -------------          -------------          -------------
Net sales                                          $ 198,230,681          $ 172,359,659          $ 158,942,459
Cost of products sold                                155,602,646            135,341,805            134,318,909
                                                     -----------            -----------            -----------
                                                      42,628,035             37,017,854             24,623,550
Selling, general and administrative expenses          28,926,727             25,244,182             25,676,853
                                                     -----------            -----------            -----------
                                                      13,701,308             11,773,672             (1,053,303)

Other income:
         Interest                                        118,536                 56,423                 21,887
         Miscellaneous                                 1,122,536                 13,146                 38,485
                                                     -----------            -----------            -----------
                                                       1,241,072                 69,569                 60,372
                                                     -----------            -----------            -----------
                                                      14,942,380             11,843,241               (992,931)

Other deductions:
         Interest expense                              2,661,604              1,804,694              2,346,434
         Miscellaneous                                   269,081                148,050                427,669
                                                     -----------            -----------            -----------
                                                       2,930,685              1,952,744              2,774,103
                                                     -----------            -----------            -----------

Income (loss) before income taxes                     12,011,695              9,890,497             (3,767,034)

Income taxes                                           4,079,524              3,493,100             (1,344,190)
                                                     -----------            -----------            -----------
Net income (loss)                                      7,932,171              6,397,397             (2,422,844)

Retained earnings at beginning of year                52,955,435             48,479,127             52,804,294

Cash dividends (per share:  1999 - $.68;
1998 - $.68; 1997 - $.68)                             (1,946,450)            (1,921,089)            (1,902,323)
Retained earnings at end of year                   $  58,941,156          $  52,955,435          $  48,479,127
                                                     -----------            -----------            -----------
BASIC EARNINGS (LOSS) PER SHARE                    $        2.78          $        2.27          $       (0.87)
                                                     -----------            -----------            -----------
DILUTED EARNINGS (LOSS) PER SHARE                  $        2.76          $        2.25          $       (0.87)
                                                     -----------            -----------            -----------

See accompanying notes to consolidated financial statements.

Pulaski Furniture Corporation                  8

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Years Ended
                                                                          ------------------------------------------------
                                                                           October 31,       November 1,      November 2,
                                                                               1999             1998              1997
                                                                          ------------      ------------      ------------
Operating activities
Net income (loss)                                                         $  7,932,171      $  6,397,397      $ (2,422,844)
Adjustments to reconcile net income (loss) to
         net cash provided by operating activities:
                  Provision for depreciation and amortization                6,057,806         5,481,109         5,418,042
                  Provision for deferred income taxes                          168,600           379,308        (1,079,326)
                  Provision for deferred compensation                          188,084           194,398           162,107
                  Miscellaneous income on trading securities                  (431,644)             --                --
                  Loss (gain) on sale of property, plant and equipment          11,618            (6,769)          274,165
                  Changes in operating assets and liabilities:
                           Trade receivables                                (7,709,514)       (1,684,894)        2,746,718
                           Inventories                                     (14,252,827)       (7,645,805)       10,434,695
                           Accounts payable and
                                    accrued expenses                         2,758,960         2,671,029        (1,381,213)
                           Federal income taxes payable                        723,681         2,227,710        (2,822,262)
                           Other                                              (591,200)         (171,945)         (397,877)
                                                                          ------------      ------------      ------------
Net cash provided by (used in) operating activities                         (5,144,265)        7,841,538        10,932,205

Investing activities
Purchases of property, plant and equipment                                  (4,041,620)       (5,026,913)       (2,950,835)
Proceeds from sale of property, plant and equipment                             33,833             3,044           701,098
Purchase price of assets acquired                                          (14,495,641)             --                --
                                                                          ------------      ------------      ------------
Net cash used in investing activities                                      (18,503,428)       (5,023,869)       (2,249,737)

Financing activities
Issuance of common stock                                                       523,824           540,591           486,220
Repurchase of common stock                                                  (1,489,510)          (96,250)         (920,000)
Payment of dividends                                                        (1,946,450)       (1,921,089)       (1,902,323)
Proceeds from long-term debt                                                17,000,000              --                --
Payments on long-term debt                                                  (2,885,657)       (2,009,289)       (2,077,049)
Increase (decrease) in notes payable                                        10,953,000              --          (4,000,000)
(Payment) proceeds on life insurance loans                                   1,222,318          (581,805)           36,173
                                                                          ------------      ------------      ------------
Net cash provided by (used in) financing activities                         23,377,525        (4,067,842)       (8,376,979)
                                                                          ------------      ------------      ------------

Increase (decrease) in cash and cash equivalents                              (270,168)       (1,250,173)          305,489
Cash and cash equivalents at beginning of year                               1,452,166         2,702,339         2,396,850
                                                                          ------------      ------------      ------------

Cash and cash equivalents at end of year                                  $  1,181,998      $  1,452,166      $  2,702,339
                                                                          ============      ============      ============

See accompanying notes to consolidated financial statements.

1999 Annual Report                       9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.
--------------------------------------------------------------------------------
Significant Accounting Policies

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

Inventories: Substantially all inventory is stated at the lower of LIFO (last-in, first-out) cost or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation has been computed on a straight-line basis over the estimated useful lives of the related assets.

Fair Value of Financial Instruments: At October 31, 1999, the carrying amounts of the Corporation's financial instruments, including cash and cash equivalents, trade receivables and accounts payable, approximated their fair values. Management believes that the estimated fair value of the Corporation's long-term debt approximated its carrying value at October 31, 1999. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

Derivative Financial Instruments: The Corporation uses an interest rate swap agreement to limit exposure to rising interest rates. Interest rate differentials to be paid or received as a result of the swap agreement are accrued and recognized as an adjustment of interest expense related to the associated debt. The fair value of the interest rate swap agreement is not recognized in the financial statements.

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

Advertising Costs: The Corporation expenses advertising costs when the liabilities arise. Advertising expense for 1999, 1998 and 1997 was $1,130,000, $1,549,000 and $1,552,000, respectively.

Goodwill: Excess purchase price over fair value of assets acquired related to the asset purchase of Dawson Heritage Furniture Company amounted to approximately $6,894,000 and this amount is being amortized over a 15 year period. Accumulated amortization at October 31, 1999 was approximately $287,000.

Other: In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standard for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In 1999, the FASB issued SFAS 137, which defers the effective date of SFAS 133 to fiscal 2001. Management is evaluating SFAS 133 and does not believe that adoption of the Statement will have a material impact on its financial statements.

Marketable Securities: The Corporation's marketable securities are classified as trading securities and are reported at fair value, which has been estimated based

Pulaski Furniture Corporation          10
upon quoted market prices. These securities were received on September 24, 1999 from the demutualization of a life insurance company, and had a fair market value of $436,565, which was recorded in miscellaneous other income. At
October 31, 1999, the fair market value of the marketable securities was $431,644. Realized and unrealized gains and losses are reported as miscellaneous other income or expense.

Reclassification: Certain reclassifications were made in prior year financial statements to conform to the 1999 presentation.

NOTE 2.
--------------------------------------------------------------------------------
INVENTORIES

         Current cost of the LIFO inventories exceeded the carrying amount by approximately $16,743,000 and $16,112,000 at October 31, 1999 and November 1, 1998, respectively.

NOTE 3.
--------------------------------------------------------------------------------
FINANCING ARRANGEMENTS AND COMMITMENTS

         Long-term debt consists of the following:

                                                     October 31,    November 1,
                                                         1999          1998
                                                     -------------------------
Industrial Development
   Revenue Notes, due 2019                           $10,000,000   $10,000,000
Non-amortizing term loan,
   due December 9, 2003                                9,000,000     9,000,000
Term loan agreement, due in
   quarterly installments of
   $428,572 through July, 2002                         4,642,857     6,357,142
Term loan agreement, due in
   quarterly installments
   through October, 2005                              15,875,000          --
Note payable at 3% interest
   to the Town of Pulaski,
   Virginia, due in monthly
   installments of $4,831 through
   October, 2006, collateralized by
   deed of trust                                         361,370       407,742
                                                     -------------------------
                                                      39,879,227    25,764,884
Less current maturities                                3,500,000     2,000,000
                                                     -------------------------
                                                     $36,379,227   $23,764,884
                                                     =========================

         Future maturities of long-term debt at October 31, 1999 are as follows:

2000                                                        $ 3,500,000
2001                                                          3,500,000
2002                                                          3,500,000
2003                                                          3,500,000
2004                                                         12,553,731
2005 and thereafter                                          13,325,496
                                                           ------------
                                                            $39,879,227

         The Industrial Development Revenue Notes, which may be called prior to maturity, bear interest at tax-exempt market rates. Interest cost (including related letter of credit and servicing fees) averaged 3.72% during 1999. At the option of the Corporation, or if called prior to maturity, the notes may be redeemed under a letter of credit arrangement. In this event, the notes would bear interest at LIBOR plus 0.65%.

         The Corporation converted a $9,000,000 note payable under a revolving credit facility to a non-amortizing term loan agreement. The note bears interest at a variable rate not to exceed LIBOR plus 0.9% (averaged 5.85% in 1999).

         The Corporation has a term loan agreement with a bank that had an outstanding amount of $4,642,857 at October 31, 1999. The note bears interest at a variable rate not to exceed LIBOR plus 0.5% (averaged 5.94% in 1999). The agreement requires annual commitment fees of one eighth of one percent of the unused commitment.

         In 1999, the Corporation entered into a term loan agreement with a bank to provide acquisition financing. The note under this agreement had an outstanding amount of $15,875,000 at October 31, 1999, and bears interest at a variable rate not to exceed LIBOR plus 0.9% (averaged 5.68% in 1999).

         The agreements contain various conditions which provide, among other things, restrictions relating to the maintenance of working capital, payment of dividends and additional indebtedness. At October 31, 1999, retained earnings available for payment of dividends amounted to approximately $20,439,000.

         The Corporation entered into an interest rate swap agreement with a bank to manage its interest rate exposure under the term loan used for acquisition financing. Under this agreement, the Corporation receives a fixed interest rate of 5.41% and pays a variable rate which is determined quarterly (averaged 5.10% in 1999). The outstanding notional principal under this agreement was $15,000,000 at October 31, 1999, and this balance will amortize in direct correlation to the term loan amortization at levels below this amount.

         Under a short term line of credit arrangement, the Corporation may borrow up to $15 million which would bear interest at rates not to exceed the prime rate. At October 31, 1999, the Corporation had $12 million outstanding under these arrangements. Additionally, the Corporation has a revolving credit agreement which provides for $10 million in short-term borrowing. Outstanding balances against the facility bear interest at LIBOR plus 0.4%. At October 31, 1999, the Corporation had $9,953,000 outstanding under the revolving credit agreement.

         In connection with the purchase of inventory from foreign suppliers, the Corporation has available letters of credit and a line of credit totaling $30 million, with approximately $18 million of letters of credit and $1 million of short-term notes outstanding at October 31, 1999.

1999 Annual Report                    11

Notes to Consolidated Financial Statements

         Interest paid in 1999, 1998, and 1997 was $2,666,740, $1,708,460, and
$2,299,277, respectively. Interest paid in 1999 in conjunction with the interest rate swap agreement was $29,805.

NOTE 4.
--------------------------------------------------------------------------------
COMMON STOCK

         Changes in common stock for the two years in the period ended 1999 were as follows:

                                                             Common Stock
                                                         Shares         Amount
                                                       ------------------------
Balance at November 2, 1997                            2,789,527    $ 4,989,622
         Shares issued under Salaried
                  Employee Stock Purchase Plan            27,087        514,924
         Common Stock acquired and
                  retired                                 (5,000)       (96,250)
         Shares issued under Stock
                  Option Plan                             10,525            167
         Restricted shares issued under
                  Stock Incentive Plan                    41,600        894,400
         Shares issued under Stock
                  Incentive Plan for
                  Non-Employee Directors                   1,200         25,500
                                                       ------------------------
Balance at November 1, 1998                            2,864,939    $ 6,328,363
         Shares issued under Salaried
                  Employee Stock Purchase Plan            23,158        495,952
         Common Stock acquired and
                  retired from former Chairman
                  and CEO                                (68,641)    (1,489,510)
         Shares issued under Stock
                  Option Plan                              2,500            200
         Restricted shares issued under
                  Stock Incentive Plan                    38,975        659,350
         Shares issued under Stock
                  Incentive Plan for
                  Non-Employee Directors                   1,200         27,672
                                                       ------------------------
Balance at October 31, 1999                            2,862,131    $ 6,022,027
                                                       ========================

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

NOTE 5.
--------------------------------------------------------------------------------
STOCK PURCHASE AND INCENTIVE PLANS

         The Salaried Employees Stock Purchase Plan provides for the sale of common stock annually based on payroll deductions of up to 8% of employee compensation at a price equal to 70.7% of market price on the date of purchase. Compensation expense recognized in 1999, 1998, and 1997 related to the Plan was $228,850, $210,015, and $218,081, respectively. At October 31, 1999, 33,494 shares are to be issued pursuant to the Plan's provisions, after which there will remain 22,954 shares available for purchase in the future.

         Under the 1982 Stock Option Plan, as amended in 1989, key employees were granted options to purchase common stock at a price determined by a committee appointed by the Board of Directors or determined pursuant to a formula approved by the committee. The committee was also able to grant stock appreciation rights (SARs) in relation to the grants of stock options. The stock options and SARs expire ten years after the date of grant.

         At October 31, 1999, outstanding options and SARs under the Stock Option Plan were as follows:

                                                  Number          Option Price
                                                 of Shares         Per Share
                                                 ------------------------------
Outstanding at November 2, 1997                   52,500        $14.75 - $18.75
         Exercised                               (22,500)       $14.75 - $18.75
----------------------------------------------------------
Outstanding at November 1, 1998                   30,000        $14.75 - $18.75
         Exercised                                (5,000)       $14.75 - $16.125
----------------------------------------------------------
Outstanding at October 31, 1999                   25,000        $14.75 - $18.75
==========================================================

         All shares under option at October 31, 1999 are exercisable. All shares issued upon exercise of options during the three years ended October 31, 1999 related to options granted between December 1989 and December 1991.

                                       12          Pulaski Furniture Corporation

                                 Pulaski Furniture Corporation and Subsidiaries

         The 1982 Stock Option Plan was amended and restated in 1991 as the Stock Incentive Plan. The Stock Incentive Plan permits a committee of the Board of Directors to make awards of the Corporation's common stock upon such terms and conditions as may be established by the committee. Restrictions on shares issued under the plan lapse at the rate of 20% of the stock per year. Upon issuance of restricted stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to stockholders' equity and amortized over the vesting period. Amortization of $319,561, $427,647 and $344,003 was recorded in fiscal 1999, 1998 and 1997, respectively. At October 31, 1999, there are 36,525 shares available for future issuance.

NOTE 6.
--------------------------------------------------------------------------------
PENSION PLAN

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

         The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plan as of consolidated balance sheet:

                                                       October 31,       November 1,
                                                          1999              1998
                                                      --------------------------------
Change in benefit obligation:
         Projected benefit obligation
                  at the beginning of year            $ 14,959,643        $  3,458,480
                  Service cost                             626,877             608,698
                  Interest cost                            990,073             989,730
                  Actuarial (gain) / loss               (1,200,668)            501,869
                  Benefits paid                           (538,878)           (599,134)
                                                      --------------------------------
         Projected benefit obligation
                  at the end of year                  $ 14,837,047        $ 14,959,643
                                                      ================================
Change in plan assets:
         Fair value of plan assets at
                  the beginning of year               $ 16,542,696        $ 15,468,996
                  Actual return on plan assets           1,968,281           1,357,324
                  Employer contributions                         0             315,510
                  Benefits paid                           (538,878)           (599,134)
                                                      --------------------------------
         Fair value of plan assets
                  at the end of year                  $ 17,972,099        $ 16,542,696
                                                      ================================

Accrued benefit cost:
         Funded status                                $  3,135,052        $  1,583,053
         Unrecognized transition
                  (asset)/obligation                      (150,275)           (200,366)
         Unrecognized actuarial gain                    (4,245,631)         (2,242,223)
                                                      --------------------------------
         Accrued benefit cost                         $ (1,260,854)       $   (859,536)
                                                      ================================
Weighted-average assumptions:
         Discount rate                                        7.50%               6.75%
         Expected long-term rate of
         return on plan assets                                8.00%               8.00%

         Net pension cost included the following components:

                                        1999                1998                1997
                                ----------------------------------------------------
Service cost                    $    626,877        $    608,698        $    578,102
Interest cost                        990,073             989,730             918,759
Estimated return on
         plan assets              (1,165,541)         (1,059,340)           (990,541)
Amortization of
         unrecognized
         transition asset            (50,091)            (50,091)            (50,091)
                                ------------        ------------        ------------
Total pension expense           $    401,318        $    488,997        $    456,229
                                ============        ============        ============

         Substantially all of the plan's assets at October 31, 1999 are invested in listed stocks and bonds.

         The Corporation also sponsors an unfunded Supplemental Executive Retirement Program (SERP), which is a nonqualified plan that provides additional retirement benefits to certain key employees. Pension expense recognized in 1999, 1998 and 1997 related to the SERP was $305,001, $290,754 and $267,486, respectively. At October 31, 1999, the projected benefit obligation for this plan totaled $2,887,414, of which an unrecognized net obligation of $74,467 and unamortized prior service cost of $181,930 are subject to later amortization. The remaining $2,725,663 is an additional pension liability recognized in the balance sheet at October 31, 1999.


[Photograph of furniture items]

MONACO'S PANEL BED, AND DRESSER AND MIRROR OFFERS A STRIKING COMBINATION FOR A DRAMATIC BEDROOM RETREAT. THIS GROUP SHOWS YET ANOTHER CLASSIC EXAMPLE OF PULASKI'S EXPERTISE AND TALENT IN TARGETING DESIGN AND FUNCTIONALITY FOR HOMES IN THE NEW CENTURY.

                                       13                    1999 Annual Report

Notes to Consolidated Financial Statements

NOTE 7.
--------------------------------------------------------------------------------
INCOME TAXES

         The provision for income taxes consisted of the following:

                                       1999            1998                1997
                                   --------------------------------------------
Current:
         Federal                   $ 3,480,004     $ 2,761,427      $  (274,172)
         State                         508,863         352,365            9,308
                                   --------------------------------------------
                                     3,988,867       3,113,792         (264,864)
Deferred:
         Federal                        79,769         289,573         (979,251)
         State                          10,888          89,735         (100,075)
                                   --------------------------------------------
                                        90,657         379,308       (1,079,326)
                                   --------------------------------------------
Total income tax provision         $ 4,079,524     $ 3,493,100      $(1,344,190)
                                   ============================================

The total provision for income taxes varied from the U.S. federal statutory rate for the following reasons:

                                   1999            1998             1997
                                  ----------------------------------------
Statutory federal
         income tax rate           34.0%           34.0%              34.0%
State income tax, net of
         federal tax benefit        2.8%            2.9%               1.6%
Foreign sales corporation          (3.6%)          (1.7%)              0.0%
Other                               0.8%            0.1%               0.1%
                                   ----------------------------------------
Effective tax rate                 34.0%           35.3%              35.7%
                                   ========================================

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

                                                   October 31,       November 1,       November 2,
                                                       1999             1998              1997
                                                  ------------------------------------------------
Deferred tax liabilities:
         Depreciation                             $(4,631,441)      $(4,597,007)      $(4,729,947)
         Mutual policy to
                  stock conversion                   (164,284)                0                 0
         Inventory valuation                         (401,001)          (84,515)                0
                                                  -----------------------------------------------
                  Total deferred
                     tax liabilities               (5,196,726)       (4,681,522)       (4,729,947)
Deferred tax assets:
         Deferred compensation                      1,338,250         1,064,816           987,510
         Receivable allowance                         439,976           351,842           349,961
         Inventory valuation                                0                 0           627,928
         Other                                        404,921           419,885           298,877
                                                  -----------------------------------------------
                  Total deferred tax assets         2,183,147         1,836,543         2,264,276
                                                  -----------------------------------------------
                  Net deferred liabilities        $(3,013,579)      $(2,844,979)      $(2,465,671)
                                                  ===============================================
Non-current deferred tax liability                $(3,331,787)      $(3,532,191)      $(3,742,437)
Current deferred tax asset                            318,208           687,212         1,276,766
                                                  -----------------------------------------------
Net deferred tax liability                        $(3,013,579)      $(2,844,979)      $(2,465,671)
                                                  ===============================================

         The Corporation made income tax payments of $3,429,000, $1,886,000 and $1,630,000, in 1999, 1998 and 1997, respectively.

NOTE 8.
--------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

                                            October 31,      November 1,     November 2,
                                                1999            1998            1997
                                            ---------------------------------------------
Numerator:
         Net income (loss)                  $ 7,932,171      $ 6,397,397     $(2,422,844)
         Numerator for
                  dilutive earnings per
                  share-income
                  available to common
                  stockholders after
                  assumed conversions       $ 7,932,171      $ 6,397,397     $(2,422,844)
                                            =============================================
Denominator:
         Denominator for
                  basic earnings per
                  share-weighted
                  average shares              2,850,281        2,819,838       2,789,628
         Effect or dilutive
                  securities:
                  Employee stock
                     options                      4,238            7,890               0
                  Stock purchase plan            18,430           12,348               0
         Denominator for
                  dilutive earnings
                  per share- adjusted
                  weighted average
                  shares after assumed
                  conversions                 2,872,949        2,840,076       2,789,628
                                            ============================================

Basic earnings
         (loss) per share                   $      2.78      $      2.27     $     (0.87)
                                            ============================================
Dilutive earnings
         (loss) per share                   $      2.76      $      2.25     $     (0.87)
                                            ============================================


NOTE 9.
--------------------------------------------------------------------------------
SPECIAL CHARGES

         In 1997, the Corporation recorded pre-tax charges totaling approximately $9.2 million ($5.9 million after taxes, or $2.10 per share). These charges relate to the elimination of the Corporation's domestic seating line and related inventories, the divestiture of Craftique, Inc. and the discontinuance of certain other product lines. Of the charges, approximately $9.0 million was included in cost of sales for inventory write-downs, with the remaining charges related to assets no longer being used included in miscellaneous expense.

                                       14         Pulaski Furniture Corporation

                                 Pulaski Furniture Corporation and Subsidiaries
NOTE 10.
--------------------------------------------------------------------------------
ACQUISITION

         On February 28, 1999, Dawson Furniture Company, Inc. ("Dawson"), a newly formed and wholly owned subsidiary of the Corporation, acquired substantially all of the assets and assumed certain liabilities of Dawson Heritage Furniture Company, Inc. ("DHFC"). Dawson borrowed approximately $16 million to finance the acquisition (Note 3), which was accounted for as an asset purchase transaction. In connection with the purchase, Dawson acquired assets with a fair value of approximately $9.0 million and assumed liabilities of approximately $1.4 million. All preliminary allocations of the purchase price have been made and Dawson has recorded goodwill of approximately $6.9 million for the excess purchase price (including assumed liabilities) over the fair value of assets acquired.

         The consolidated financial statements reflect the operations of the acquired business from the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition as follows:

                                                          (in thousands)
                                                           ------------
Accounts receivable                                         $  1,486
Inventories                                                    2,486
Property, plant, and equipment                                 4,992
Goodwill                                                       6,894
Accounts payable                                              (1,246)
Other current liabilities                                       (116)
                                                           ------------
Cash paid                                                   $ 14,496
                                                           ============

         The following unaudited pro forma results of operations assume the acquisition of DHFC had occurred at the beginning of fiscal 1998. These pro forma results contain certain adjustments resulting from the acquisition and the related financing. The pro forma results have been prepared for comparative results only and do not purport to indicate the results that would have actually occurred had the acquisition been in effect on the dates indicated or which may occur in the future.

                                                  Years Ended
                                           October 31,       November 1,
                                              1999              1998
                                           -----------       -----------
                                           (thousands, except per share)

Net sales                                   $206,118           $191,616
Net income                                     8,230              6,983

Earnings per share                          $   2.86           $   2.44

         Prior to the completion of the acquisition, the Corporation had entered into a short-term agreement with Dawson Heritage Furniture Company, Inc., which compensated the Corporation for marketing related services. Under the terms of this agreement, the Corporation has recognized miscellaneous other income in the amount of $484,183 in the current fiscal year.

NOTE 11.
--------------------------------------------------------------------------------
CONTINGENCIES

         The Corporation is involved in various legal proceedings and claims that have arisen in the ordinary course of its business that have not been finally adjudicated. These actions, when finally concluded and determined will not, in the opinion of management, have a material adverse effect upon the financial position of the Corporation.



[Photograph of furniture items]


THIS TRADITIONAL SATIN BROWN CURIO IS THE PERFECT COMPLEMENT FOR ANY HOME COLLECTION. FEATURING V-GROOVED FRONT GLASS, PULASKI'S SIGNATURE MIRRORED BACK AND LIGHTED INTERIOR COMPLETE THE FEATURES THAT WILL SHOWCASE A HOMEOWNER'S TREASURES.

1999 Annual Report                   15

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
PULASKI FURNITURE CORPORATION

         We have audited the accompanying consolidated balance sheets of Pulaski Furniture Corporation and Subsidiaries as of October 31, 1999 and November 1, 1998, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Furniture Corporation and Subsidiaries at October 31, 1999 and November 1, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1999 in conformity with generally accepted accounting principles.


/s/ Ernst & young LLP

Winston-Salem, North Carolina
December 2, 1999




[Photograph of furniture items]


THIS DEMI-LUNE CHEST FROM THE MONACO COLLECTION EXHIBITS THE BEAUTIFUL DETAILS THAT HAVE MADE THIS COLLECTION SO POPULAR. IT FEATURES A RUBBED NANTUCKET FINISH WITH MARBLE TOP AND IS PUNCTUATED BY CARVED MOLDINGS AND ELABORATE BRASS PULLS.




[Photograph of furniture items]

THIS STUNNING MIDNIGHT CORAL BRASS BAKER'S RACK FROM PULASKI'S CASUAL DINING GROUP FEATURES A LAMINATED MARBLE MID-SHELF. THIS HAND FORGED SCROLL PIECE IS CASUAL ENOUGH TO RELATE TO A KITCHEN SETTING YET FORMAL ENOUGH TO FLOW INTO A DINING ROOM.
                                       16          Pulaski Furniture Corporation


OFFICERS                              DIRECTORS                               CORPORATE DATA
------------------------------        ---------------------------------      ---------------------------------------
JOHN G. WAMPLER                       HARRY H. WARNER                        CORPORATE OFFICES
   President and Chief                   Chairman of the Board                   Pulaski Furniture Corporation
   Executive Officer                     Financial Consultant,                   One Pulaski Square
                                         Lexington, Va.                          P.O. Box 1371
RANDOLPH V. CHRISLEY                                                             Pulaski, VA 24301
   Senior Vice President-Sales        HARRY J.G. van BEEK*                       (540) 980-7330
                                         President, Klsckner Capital
IRA S. CRAWFORD                          Corporation, Gordonsville, Va.      STOCK TRANSFER AGENT AND
   Senior Vice President-                                                    DIVIDEND DISBURSING AGENT
   Administration & Investor          ROBERT C. GREENING, JR.*                   First Union National Bank of North
   Relations; Secretary                  Vice President and                      Carolina-Shareholders Services
                                         General Manager,                        1525 West W.T. Harris Blvd 3C3
CARL W. HOFFMAN                          Neiman Marcus, Northbrook, Il.          Charlotte, NC 28288-1153
   Treasurer and Chief                                                           (800) 829-8432
   Financial Officer                  JOHN G. WAMPLER
                                         President and Chief Executive      STOCK LISTING
JAMES H. KELLY                           Officer of Pulaski Furniture            Traded Over-The-Counter
   Senior Vice President-                Corporation, Pulaski, Va.               NASDAQ Symbol-PLFC
   Product Development
                                      HUGH V. WHITE, JR.*                   LEGAL COUNSEL
PAUL T. PURCELL                          Retired, Former Partner of              Hunton & Williams
   Vice President-                       Hunton & Williams, Attorneys,           Richmond, Virginia
   Credit Administration                 Richmond, Va.
                                                                           ANNUAL MEETING
JAMES W. STOUT                                                                   The Annual Meeting of
   Vice President-Manufacturing                                                  Shareholders of Pulaski Furniture
                                      *Member of Audit Committee                 Corporation will be
RAYMOND E. WINTERS, JR                                                           held on Friday, February 11,
   Vice President-Operations                                                     2000 at 10 a.m. at the Wyndham
                                                                                 Roanoke Airport, Roanoke, Va.

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

[Photograph of furniture items]

SOMERSET SQUARE'S SOPHISTICATED DESIGN AND LILAC CREAM FINISH OFFER A STATUS SYMBOL APPEAL AND PORTRAY A RELAXED FORMALITY TO HOME DECORS. THE PANEL BED, CHEST AND MIRROR AND NIGHTSTAND ARE A PERFECT STAPLE FOR ANY INTERIOR AND SUGGEST THAT IT COULD HAVE BEEN PULLED STRAIGHT FROM AN ASPIRING MOVIE STARLET'S HOME.

                        [Photographs of furniture items]



                                     PULASKI
                                    FURNITURE
                                   CORPORATION